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Exhibit 99.1

ARRANGEMENT
involving
AXCAN PHARMA INC.
and
4445660 CANADA INC.
an affiliate of
TPG PARTNERS V, L.P.
SPECIAL MEETING OF SHAREHOLDERS
OF AXCAN PHARMA INC.
TO BE HELD ON JANUARY 25, 2008
NOTICE OF SPECIAL MEETING AND
MANAGEMENT INFORMATION CIRCULAR
December 21, 2007

These materials are important and require your immediate attention. They require the shareholders of Axcan to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors.

December 21, 2007
Dear Shareholder:

        On behalf of the Board of Directors, we would like to invite you to join us at the special meeting of shareholders of Axcan Pharma Inc. ("Axcan") that will be held at 9:30 a.m. (Montreal time) on, January 25, 2008 at the Hotel Omni Mont-Royal, 1050 Sherbrooke Street West, Montreal, Quebec, H3A 2R6 in Salle Printemps, Montreal, Québec.

        At the meeting, you will be asked to approve a plan of arrangement under the Canada Business Corporations Act involving Axcan, its shareholders and 4445660 Canada Inc. (the "Purchaser", and an assignee and affiliate of Atom Intermediate Holdings Inc.), an affiliate of TPG Partners V, L.P. The plan of arrangement will result in the acquisition by the Purchaser of all of the outstanding common shares of Axcan ("Common Shares") for a consideration of US$23.35 per Common Share.

        The board of directors of Axcan unanimously concluded that the arrangement is fair to the shareholders, and is in the best interests of Axcan and recommends that shareholders vote FOR the special resolution approving the arrangement. The recommendation of the board of directors is based on the factors and considerations set out in detail in the accompanying information circular.

        To become effective, the special resolution approving the arrangement must be approved by at least two-thirds of the votes cast at the special meeting by holders of Common Shares. The arrangement is also subject to certain usual and customary conditions, including the approval of the Superior Court of Québec. Each of the directors intends to vote his or her Common Shares in favour of the special resolution approving the arrangement.

        We are enclosing a notice of the special meeting, an information circular for the meeting, and a form of proxy. The information circular and the appendices attached to it, which we urge you to read carefully in consultation with your financial or other professional advisor, describe the arrangement and include certain other information (including the full text of the fairness opinion) to assist you in considering the arrangement. You may also obtain more information about Axcan at the website maintained by the Canadian Securities Administrators at www.sedar.com or by the Securities Exchange Commission at www.sec.gov.

        Your vote is important regardless of how many Common Shares you own. We hope that you will be able to attend the special meeting. To ensure that your vote is recorded, please return the enclosed proxy, properly completed and signed, prior to 5:00 p.m. (Montreal time) on January 24, 2008, in the envelope provided for that purpose whether or not you plan to attend the special meeting. Since the arrangement will only be completed after the date of the special meeting, we will subsequently send you a letter of transmittal explaining how you can deposit your Common Shares and obtain payment for them once the arrangement is completed. The form of letter of transmittal will also be available on our website at www.axcan.com as well as on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

        If you hold Common Shares through a broker, investment dealer, bank, trust company or other intermediary, you should follow the instructions provided by your intermediary to ensure your vote is counted at the special meeting and should arrange for your intermediary to complete the necessary transmittal documents to ensure that you receive payment for your Common Shares if the proposed arrangement is completed.

        On behalf of the Board, we would like to take this opportunity to thank you for the support you have shown us in the past as a shareholder of Axcan.

Yours very truly,

Léon F. Gosselin
Chairman of the Board

AXCAN PHARMA INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of the holders of common shares (the "Common Shares") of Axcan Pharma Inc. ("Axcan" or the "Company") will be held at the Hotel Omni Mont-Royal, 1050 Sherbrooke Street West, Montreal, Quebec, H3A 2R6 in Salle Printemps, Montreal, Québec, on January 25, 2008 at 9:30 a.m. (Montreal time) for the following purposes:

  (a)
  for the holders of Common Shares, to consider, pursuant to an interim order of the Superior Court of Québec dated December 20, 2007 (the "Interim Order"), and, if deemed advisable, to adopt, with or without variation, a special resolution (the "Arrangement Resolution") to approve an arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act ("CBCA") involving Axcan, its shareholders and 4445660 Canada Inc., a company incorporated under the laws of Canada, the full text of which is set forth in "Appendix A" to the accompanying information circular (the "Circular"); and

  (b)
  to transact such other business as may properly be brought before the Meeting and any postponement(s) or adjournment(s) thereof.

        The Board of Directors of Axcan unanimously recommends that holders of Common Shares (the "Shareholders") vote FOR the Arrangement Resolution. Shareholders of record at the close of business on December 21, 2007, the record date for the Meeting (the "Record Date"), will be entitled to notice of, and to vote at, the Meeting and any postponement(s) or adjournment(s) thereof.

        The arrangement agreement (the "Arrangement Agreement") entered into in respect of the Arrangement and the related transactions is summarized in the Circular and is available online at www.sedar.com or www.sec.gov. The full text of the Plan of Arrangement (the "Plan of Arrangement") implementing the Arrangement and the Interim Order are attached as "Appendix B" and "Appendix E" to the Circular, respectively.

        Pursuant to the Interim Order and the Plan of Arrangement, registered Shareholders have been granted the right to dissent in respect of the Arrangement and be paid the fair value of their Common Shares, subject to certain conditions. This dissent right, and the procedures for its exercise, are described in the Circular under the heading "Dissenting Shareholders Rights", in the Interim Order and in "Appendix D" to the Circular. Only registered Shareholders are entitled to exercise rights of dissent. Failure to strictly comply with the dissent procedures described in the Circular will result in the loss or unavailability of any right of dissent.

        Whether or not you plan to attend the Meeting in person, please complete, date, sign and return (in the postage prepaid envelope provided for that purpose) the accompanying form of proxy for use at the Meeting. To be used at the Meeting, proxies must be received by Axcan's transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 before 5:00 p.m. (Montreal time) on January 24, 2008 (or not less than 24 hours (excluding Saturdays, Sundays and bank holidays) before any reconvened Meeting if the Meeting is adjourned or postponed). Non-registered, beneficial Shareholders must follow the instructions provided by their broker, investment dealer, bank, trust company or other intermediary (each, a "Representative") to ensure their vote is counted at the Meeting and should contact such Representative to instruct them to deliver the holder's Common Shares to the depositary under the Arrangement. If you do not vote, or do not instruct your Representative how to vote, you will not be considered present in person or represented by proxy for the purpose of approving the Arrangement Resolution. The Common Shares represented by a proxy will be voted as directed by you. However, if you sign your proxy without indicating your voting instructions, then your Common Shares will be voted FOR the Arrangement Resolution. You may revoke a proxy by depositing an instrument in writing executed by you or your attorney authorized in writing:

  •
  that is received at the registered office of Axcan by 5:00 p.m., (Montreal time) on the last business day preceding the date of the Meeting, or any postponement(s) or adjournment(s) of the Meeting, or

  •
  by attending the meeting and depositing such instrument with the scrutineers of the Meeting, to the attention of the chair of the Meeting, at or immediately prior to the commencement of the Meeting or any postponement(s) or adjournment(s) of the Meeting,

  •
  or in any other way permitted by law.

        Attendance at the Meeting without voting will not itself revoke a proxy. If you hold your Common Shares through a Representative, you must contact such Representative if you wish to revoke or change your voting instructions.

        DATED at Montreal, Québec, this 21st day of December, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

François Painchaud Secretary

i

Revocation of Proxies	56
Exercise of Proxy	56
Non-Registered Shareholders	56
Transfer of Common Shares	57
Interest of Informed Persons in Material Transactions	57
Procedures for the Surrender of Share Certificates and Payment	58
Letter of Transmittal	58
Delivery of Consideration	58
Risks Factors	59
Risks Relating to the Arrangement	59
Risks Relating to Axcan	59
Additional Information	60
Glossary of Terms	61
Approval of Axcan	69
Consent of Stikeman Elliott LLP	69
Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated	69
Appendix A — Arrangement Resolution	A-1
Appendix B — Plan of Arrangement	B-1
Appendix C — Merrill Lynch Opinion	C-1
Appendix D — Section 190 of the CBCA	D-1
Appendix E — Court Documentation	E-1

INFORMATION CONTAINED IN THIS CIRCULAR

        In this document, "Axcan" and the "Company" refer to Axcan Pharma Inc. and, where the context requires, its subsidiaries or any successor corporation formed in accordance with a Pre-Acquisition Reorganization. A glossary of certain terms used in this Circular can be found at the end of the Circular. References in this Circular to CAD$ are to Canadian dollars and references to US$ are to United States dollars. All information is as of December 21, 2007 unless otherwise indicated.

        No person has been authorized to give any information or to make representations in connection with the Arrangement other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by Axcan. This Circular does not constitute the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

        All information relating to the Purchaser or any of its affiliates contained in this Circular has been provided to Axcan by those parties. The Board has relied upon this information without having made independent inquiries as to the accuracy or completeness thereof; however, it has no reason to believe such information is misleading or inaccurate.

NOTICE TO UNITED STATES SHAREHOLDERS

        Axcan is a corporation existing under the laws of Canada. The solicitation of proxies and the transactions contemplated herein involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities laws. Shareholders should be aware that requirements under such Canadian laws may differ from requirements under United States corporate and securities laws. The proxy rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to Axcan or this solicitation and, therefore, this solicitation is not being effected in accordance with such securities laws.

        Enforcement by Shareholders of civil remedies under United States securities laws may be affected adversely by the fact that the Company is organized under the laws of Canada, that most of Axcan's officers and directors are residents of countries other than the United States, and that all or a substantial portion of the assets of Axcan are located outside the United States. You may not be able to sue a Canadian company or its officers or directors in a Canadian court for violations of U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a judgment by a U.S. court.

GENERAL STATEMENTS

        THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE. Certain information concerning the income tax consequences of the Arrangement to Shareholders is set forth in "Material Canadian Federal Income Tax Considerations" and in "Material U.S. Federal Income Tax Considerations". Shareholders should be aware that the transactions contemplated in this Circular may have tax consequences in Canada and any other jurisdiction in which a Shareholder is subject to income taxation; such consequences may not be described fully in this Circular and Shareholders should consult their own tax advisors in respect of the Arrangement.

FORWARD-LOOKING STATEMENTS

        This Circular contains "forward-looking statements" within the meaning of applicable securities laws, including similar statements concerning the Arrangement and anticipated future events, results, circumstances, performance and expectations that are not historical facts. Forward-looking information typically contains statements with words such as "anticipate," "believe," "expect," "plan," "project," "forecast," "guidance," "judgment" or similar words suggesting future outcomes. Various factors and assumptions were applied or taken into consideration in arriving at these statements, which do not take into account the effect that non-recurring or other special items announced after the statements are made may have on Axcan's business. These statements are not guarantees of future performance and, accordingly, you are cautioned not to place undue reliance on these statements. These statements are subject to numerous risks and uncertainties, including without limitation those described in Axcan's management's discussion and analysis and in its annual information form under the heading "Risk Factors". Those risks and uncertainties include the satisfaction of the conditions to consummate the Arrangement, including the approval of the Arrangement Resolution by the Shareholders and the Court, the occurrence of any event, change or other circumstances that could give rise to the termination of the Arrangement Agreement, the delay of consummation of the Arrangement or failure to complete the Arrangement for any other reason (including the delay or failure to obtain the required approvals or clearances from regulatory authorities) and the amount of the costs, fees, expenses and charges related to the Arrangement. Many of these risks and uncertainties can affect Axcan's actual results and could cause its actual results to differ materially from those expressed or implied in any forward-looking statement made by Axcan or on its behalf. All forward-looking statements in this Circular are qualified by these cautionary statements. These statements are made as of the date of this Circular and Axcan undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Additionally, Axcan undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of Axcan, its financial or operating results or its securities.

SUMMARY

        The following is a summary of the content of this information circular (the "Circular"). This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Circular. Shareholders should read the entire Circular, including the Appendices.

The Meeting

        The Meeting will be held at the Hotel Omni Mont-Royal, 1050 Sherbrooke Street West, Montreal, Quebec, H3A 2R6 in Salle Printemps, on January 25, 2008 at 9:30 a.m. (Montreal time). At the Meeting, the Shareholders will be asked to consider and, if thought advisable, to adopt, with or without variation, the Arrangement Resolution, the full text of which is set forth in "Appendix A" to this Circular.

        Pursuant to the terms of the Interim Order, Shareholders of record at the close of business on December 21, 2007 will be entitled to attend and vote at the Meeting or any adjournment(s) or postponement(s) thereof.

The Arrangement

        If the Arrangement Resolution is approved at the Meeting by at least two-thirds of the votes cast by the holders of Common Shares and if all of the other conditions set out in the Arrangement Agreement are satisfied or waived, the Arrangement will be implemented by way of a court-approved plan of arrangement under the CBCA. The Arrangement effects a series of transactions as a result of which, among other things, the Purchaser will acquire all of the outstanding Common Shares for a consideration of US$23.35 in cash per Common Share. The Arrangement is currently expected to close in the first calendar quarter of 2008. Because the Arrangement is subject to a number of conditions, some of which are beyond Axcan's and the Purchaser's control, the exact timing of implementation of the Arrangement cannot be predicted.

        See "Particulars of the Arrangement — Arrangement Mechanics".

The Purchaser

        The Purchaser is a company incorporated under the laws of Canada. The Purchaser is indirectly controlled by TPG Partners V, L.P. The Purchaser has no subsidiaries and has not carried on any activities to date other than activities incident to its formation and in connection with the Arrangement. The Purchaser is a wholly-owned subsidiary of Atom. Atom, a signatory to the Arrangement Agreement, subsequently assigned certain of its rights and obligations under the Arrangement Agreement to the Purchaser on December 19, 2007.

        TPG Capital, L.P. is the global buyout group of TPG, a leading private investment firm founded in 1992, with more than US$35 billion of assets under management and offices in San Francisco, London, Hong Kong, New York, Minneapolis, Fort Worth, Melbourne, Menlo Park, Moscow, Mumbai, Beijing, Shanghai, Singapore and Tokyo.

        See "Information Concerning the Purchaser".

Recommendations of the Board

        The Board, in part based on the fairness opinion of its financial advisors, has unanimously concluded that the terms of the Arrangement are fair to the Shareholders and in the best interests of Axcan and authorized the submission of the Arrangement Resolution to the Shareholders for the approval at the Meeting. The Board also has determined unanimously to recommend to the Shareholders that they vote FOR the Arrangement Resolution. Each director intends to vote his or her Common Shares FOR the Arrangement Resolution.

        See "Background to and Reasons for the Arrangement — Recommendations of the Board".

Reasons for the Arrangement

        In reaching its conclusion that the Arrangement is fair to the Shareholders and in the best interests of Axcan, the Board considered and relied upon a number of factors as described under "Background to and Reasons for the Arrangement — Reasons for the Arrangement."

Merrill Lynch Opinion

        The Board retained Merrill Lynch to act as its financial advisor and assist Axcan in evaluating its strategic alternatives. In that connection, Merrill Lynch delivered its oral opinion to the Board, which was subsequently confirmed in writing, that, as of November 29, 2007, and based upon and subject to the assumptions, qualifications and limitations set forth in its written opinion, the consideration of US$23.35 in cash per Common Share to be received by Shareholders pursuant to the Arrangement was fair, from a financial point of view, to those Shareholders (other than any Shareholders who may become affiliates of, or direct or indirect investors in, the Purchaser or the Equity Sponsor). A copy of the Merrill Lynch Opinion, which sets forth the assumptions made, matters considered and limits on the scope of review undertaken by Merrill Lynch, is attached to this Circular as "Appendix C". The Merrill Lynch Opinion does not address the merits of Axcan's underlying decision to engage in the Arrangement and does not constitute a recommendation to any Shareholder as to how to vote with respect to the proposed Arrangement Resolution or any other matter.

        See "Background to and Reasons for the Arrangement — Merrill Lynch Opinion".

Interest of Senior Management and Others in the Arrangement

        In considering the recommendations of the Board with respect to the Arrangement, Shareholders should be aware that certain directors and executive officers of Axcan have certain interests in the transactions contemplated in the Arrangement that are different from, and/or in addition to, the interests of the Shareholders generally. The Board was aware of these potential conflicts of interest and considered them along with other matters, in reaching its decisions to approve the Arrangement and to recommend that the Shareholders vote in favour of the Arrangement Resolution.

        See "Particulars of the Arrangement — Interest of Senior Management and Others in the Arrangement".

Other Proposals

Non-Solicitation Covenant

        Subject to the exceptions contained in the Arrangement Agreement, Axcan has agreed not to:

  •
  solicit or initiate any inquiries or proposals regarding an Acquisition Proposal;

  •
  participate in any substantive discussions or negotiations with any person regarding an Acquisition Proposal;

  •
  make a Change in Recommendation; or

  •
  accept, approve, endorse, recommend or enter into, or propose publicly to accept, approve, endorse, recommend or enter into, any Acquisition Proposal or any contract in respect of an Acquisition Proposal.

        See "Summary of Arrangement Agreement — Non-Solicitation Covenant and 'Fiduciary Out"'.

Superior Proposal

        If Axcan receives a written Acquisition Proposal after November 29, 2007 but before receiving the approval of the Arrangement Resolution by the Shareholders at the Meeting, that is not the result of a breach by Axcan of the non-solicitation covenants contained in the Arrangement Agreement and the Board determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, then Axcan may:

  •
  provide information about Axcan and its Subsidiaries to the person making the Acquisition Proposal; and/or

  •
  enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate and assist, the person making the Acquisition Proposal,

subject to certain limitations. Among these, Axcan may not disclose any non-public information to such person without entering into a confidentiality agreement. See "Summary of Arrangement Agreement — Non-Solicitation Covenant and 'Fiduciary Out"' and "Summary of Arrangement Agreement — Superior Proposal".

        Axcan cannot accept such written Acquisition Proposal, unless, among other things:

  •
  the Board determines in good faith that such written Acquisition Proposal is a "Superior Proposal";

  •
  the Purchaser is provided with an opportunity to match this Superior Proposal and does not do so; and

  •
  Axcan terminates the Arrangement Agreement and pays the US$30 million Termination Fee.

        See "Summary of Arrangement Agreement — Non-Solicitation Covenant and 'Fiduciary Out"' for more information.

Termination Fee Payable by Axcan

        Axcan has an obligation to pay a Termination Fee of US$30 million, as directed by the Purchaser, if the Arrangement Agreement is terminated under certain circumstances.

        See "Summary of Arrangement Agreement — Termination of the Arrangement Agreement".

Court Approval of the Arrangement

        Under the CBCA, the Arrangement requires Court approval. Before Axcan mailed the Circular, it obtained the Interim Order from the Court on December 20, 2007 to provide for the calling and holding of the Meeting and other procedural matters.

        Subject to the approval of the Arrangement by the Shareholders, the hearing in respect of the Final Order to approve the Plan of Arrangement is expected to take place on January 28, 2008 at 9:00 a.m. (Montreal time) in Room 16.12 of the Montreal Court House, 1 Notre-Dame Street East, Montreal, Québec, or as soon thereafter as is reasonably practicable.

        Any Shareholder or other interested party who wishes to appear or to be represented at that hearing may do so, subject to filing a notice of appearance on or before January 10, 2008, as set out in the Interim Order and satisfying any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the proposed Arrangement. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, and subject to compliance with such terms and conditions, if any, as the Court sees fit.

        See "Particulars of the Arrangement — Court Approval of the Arrangement".

Shareholders' Approval of the Arrangement

        The approval of the Arrangement Resolution will require the affirmative vote of at least two-thirds of the votes cast at the Meeting by holders of Common Shares present in person or represented by proxy and entitled to vote at the Meeting. Each holder of Common Shares is entitled to vote at the Meeting or at any adjournment thereof on the basis of one vote per Common Share registered in the holder's name at the close of business on December 21, 2007, which is the Record Date that has been set for the Meeting.

        See "Particulars of the Arrangement — Shareholders' Approval of the Arrangement".

Regulatory Matters

        The obligations of Axcan and the Purchaser to complete the Arrangement are subject to obtaining approvals under, and/or the expiry or termination of the relevant waiting period(s) according to, competition laws, including laws of Canada and the United States, and obtaining the Investment Canada Act approval.

        See "Principal Legal Matters — Principal Regulatory Approvals".

Options

        Each unvested Option will be deemed to have vested on the Effective Date. Each outstanding Option, other than those held by the Purchaser or any of its affiliates, will then immediately be deemed to be transferred to Axcan and cancelled in exchange for a cash amount equal to US$23.35 less the exercise price of such Option.

        See "Particulars of the Arrangement — Arrangement Mechanics".

DSUs and RSUs

        Each unvested DSU and RSU will be deemed to have vested on the Effective Date. Each outstanding DSU and RSU will then immediately be cancelled and terminated and the holder thereof will be entitled to receive in exchange from Axcan a cash amount equal to US$23.35 per DSU and RSU.

        See "Particulars of the Arrangement — Arrangement Mechanics".

Sources of Funds for the Arrangement

        An aggregate amount of approximately US$1,323 million will be required to fund the transactions under the Arrangement. Under the Arrangement Agreement, the Purchaser represented that in order to fund the transactions under the Arrangement, it had received commitments for debt financing of up to US$750 million and approximately US$520 million of equity financing. However, the allocation between debt and equity financing as set out above may vary before the Effective Time. The remaining amount will be funded using cash on hand of the Company.

        See "Particulars of the Arrangement — Sources of Funds for the Arrangement".

Holdco Alternative

        Subject to receipt of all required regulatory approvals, the Purchaser will permit persons who (i) are resident in Canada for purposes of the Tax Act, (ii) are not exempt from tax under Part I of the Tax Act, and (iii) are registered owners of the Common Shares and elect in respect of such Common Shares, by notice in writing provided to the Purchaser (or the Depositary) no later than 5:00 p.m. (Montréal time) on the 15th Business Day prior to the anticipated Effective Date, to indirectly sell such Common Shares by selling the shares of a Qualifying Holdco, provided that certain conditions are satisfied.

        See "Holdco Alternative".

Material Canadian Federal Income Tax Considerations

        Residents of Canada.    Generally, a Shareholder who is a resident of Canada for purposes of the Tax Act and who holds Common Shares as capital property will realize a capital gain (or a capital loss) equal to the amount by which the cash received by such Shareholder net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the holder of such Common Shares.

        Non-Residents of Canada.    Generally, a Shareholder who is not a resident of Canada for purposes of the Tax Act whose Common Shares do not constitute "taxable Canadian property" for purposes of the Tax Act will not be subject to tax under the Tax Act on any gain realized on the disposition of such Common Shares under the Arrangement.

        The foregoing is a brief summary of Canadian federal income tax consequences only. Shareholders should carefully read the information in the Circular under the heading "Material Canadian Federal Income Tax Considerations", which qualifies the summary set forth above. Shareholders should consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

        See "Material Canadian Federal Income Tax Considerations".

Material U.S. Federal Income Tax Considerations

        U.S. Holders.    The receipt of cash under the Arrangement by a U.S. holder (as defined under "Material U.S. Federal Income Tax Considerations") of Common Shares will be a taxable transaction for United States federal income tax purposes. As a result, a U.S. holder of the Common Shares generally will recognize gain or loss in an amount equal to the difference between such holder's adjusted tax basis in the Common Shares transferred in the Arrangement and the amount of the cash received in the Arrangement. This gain or loss will generally be treated as a capital gain or loss if the U.S. holder held the Common Shares as a capital asset, and will be long-term capital gain or loss if the U.S. holder held the Common Shares for more than one year as of the date of the Effective Date of the Arrangement.

        Non-U.S. Holders.    A non-U.S. holder (as defined under "Material U.S. Federal Income Tax Considerations") of the Common Shares generally will not be subject to United States federal income tax on any gain realized in respect of Common Shares transferred in the Arrangement, unless (a) the gain is effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder (or, if certain income tax treaties apply, is attributable to a United States permanent establishment), or (b) the non-U.S. holder is an individual who has been present in the United States for 183 days or more in the taxable year of the Arrangement and certain other conditions are satisfied.

        The foregoing is a brief summary of the United States federal income tax consequences only. Shareholders should carefully read the information in this Circular under "Material U.S. Federal Income Tax Considerations" below, which qualifies the summary set forth above. Shareholders should consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

        See "Material U.S. Federal Income Tax Considerations".

Dissenting Shareholders' Rights

        The Interim Order expressly provides Shareholders with the right to dissent from the Arrangement pursuant to section 190 of the CBCA and the Plan of Arrangement. Any Shareholder who dissents from the Arrangement in compliance with section 190 of the CBCA and the Plan of Arrangement will be entitled, in the event the Arrangement becomes effective, to be paid by the Purchaser the fair value of the Common Shares held by such Dissenting Shareholder determined as of the close of business on the day before the Meeting subject to the procedure set forth in section 190 of the CBCA and the Plan of Arrangement.

        The Interim Order provides that a Shareholder who wishes to dissent must provide a Notice of Dissent to the General Counsel of the Company prior to 5:00 p.m. (Montreal time) on the Business Day preceding the Meeting. It is important that Shareholders strictly comply with this requirement and understand that such requirement is distinct from the statutory dissent provisions of the CBCA which would permit a Notice of Dissent to be provided at or prior to the Meeting.

        A complete copy of section 190 of the CBCA is attached hereto as "Appendix D". It is recommended that any Shareholder wishing to avail himself or herself of his or her Dissent Rights under those provisions seek legal advice, as failure to comply strictly with the provisions of the CBCA, the Interim Order and the Plan of Arrangement may prejudice or result in a loss of the right of dissent. It should be noted that a Shareholder may only exercise the right to dissent under section 190 in respect of Common Shares which are registered in that Shareholder's name.

        See "Dissenting Shareholders Rights".

INFORMATION CONCERNING THE MEETING AND VOTING

Frequently Asked Questions On Voting and the Arrangement

Q:    Who is soliciting my proxy?

A:    Your proxy is being solicited by management of Axcan. This Circular is furnished in connection with that solicitation. Proxies are to be used at the Meeting to be held in Montreal, Québec on January 25, 2008, at the Hotel Omni Mont-Royal, 1050 Sherbrooke Street West, Montreal, Quebec, H3A 2R6 in Salle Printemps and for the purposes set out in the accompanying Notice of Meeting.

Q:    What am I voting on?

A:    You are being asked to vote to pass the Arrangement Resolution approving the Arrangement, which, among other things, will result in the acquisition by the Purchaser of all of Axcan's outstanding Common Shares.

Q:    What will I receive in the Arrangement?

A:    If the Arrangement is completed, you will be entitled to receive US$23.35 in cash for each outstanding Common Share that you own as of the effective date of the Arrangement. The cash payment is payable in U.S. dollars only.

Q:    Am I entitled to receive notice of the Meeting and attend the Meeting?

A:    Yes, if you were a Shareholder as of the close of business on December 21, 2007, which is the Record Date for the Meeting. All such Shareholders are entitled to receive notice of, attend and be heard at the Meeting.

Q:    Am I entitled to vote?

A:    Yes, if you were a Shareholder as of the close of business on December 21, 2007, you are entitled to one vote per Common Share on the Arrangement Resolution. On December 20, 2007, there were 55,374,561 Common Shares outstanding. If you are a holder of Options, you are not entitled to vote those securities on the Arrangement Resolution.

Q:    What vote is required to approve the Arrangement Resolution?

A:    The Arrangement Resolution must be passed by at least two-thirds of the votes cast at the Meeting.

Q:    How does the Board recommend that I vote?

A:    The Board unanimously recommends that Shareholders vote FOR the Arrangement Resolution to approve the Arrangement.

Q:    How can I vote my Common Shares?

A:    You can vote your Common Shares by either attending and voting your Common Shares at the Meeting or, if you cannot attend the Meeting, by having your Common Shares voted by proxy. How you exercise your vote depends on whether you are a Registered or Non-Registered Shareholder:

  REGISTERED SHAREHOLDERS

  If you were registered as a Shareholder as of the close of business on December 21, 2007 you can attend and vote at the Meeting, together with all other Shareholders. If you cannot attend the Meeting in person, please complete and deliver the form of proxy enclosed with the Circular to Computershare Investor Services Inc. See "Information Concerning Voting at the Meeting" for instructions on how to vote using the form of proxy.

  NON-REGISTERED SHAREHOLDERS

  If you are a Non-Registered Shareholder and your Common Shares are held on your behalf, or for your account, by a broker, investment dealer, bank, trust company or other intermediary, you are not entitled to vote unless you carefully follow the instructions provided by such intermediary. See "Information Concerning Voting at the Meeting" for more information on voting your Common Shares.

Q:    Who votes my Common Shares?

A:    Each person named in the proxy to represent Shareholders at the Meeting is a director and/or officer of the Company. You can appoint someone else to represent you at the Meeting; however, you must appoint that person by either paper proxy or Internet proxy by inserting his or her name in the appropriate space on the proxy form, or completing another acceptable paper proxy. The person you appoint does not need to be a Shareholder but must attend the Meeting in order for your vote to be cast.

Q:    How will my Common Shares be voted if I return a proxy?

A:    By completing and returning a proxy, you are authorizing the person named in the proxy to attend the Meeting and vote your Common Shares on each item of business in respect of which you are entitled to vote on, according to your instructions. If there are no instructions with respect to your proxy, your Common Shares will be voted FOR the Arrangement Resolution.

  The person you appoint to vote on your behalf may vote as he or she sees fit on any amendment or variation to any of the matters identified in the Notice of Meeting and any other matters that may properly be brought before the Meeting. As of the date of the Circular, neither the Board nor management of the Company is aware of any variation, amendment or other matter to be presented for a vote at the Meeting.

Q:    Can I revoke a proxy?

A:    Yes, if you are a Registered Shareholder and have voted by paper, telephone or internet proxy, you may revoke it by delivering a duly executed proxy by paper, telephone or internet with a later date or a form of revocation of proxy or other instrument in writing signed by you or by your attorney authorized in writing (or if you are a Company, by a duly authorized officer or attorney). All proxies and revocation of proxy must delivered to the Corporate Secretary of Axcan, c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department) up to 5:00 p.m. (Montreal time) on January 24, 2008, or if the Meeting is adjourned or postponed, no later than 5:00 p.m. (Montreal time) on the Business Day preceding the date of the reconvened Meeting.

  Alternatively, you may revoke your proxy and vote in person, by attending the Meeting and delivering a form of revocation of proxy or a signed instrument in writing to the Chairman of the Meeting at the Meeting or any adjournment or postponement thereof. You may also revoke your proxy in any other manner permitted by law. Mere attendance at the Meeting without revoking your proxy as set forth above will not be sufficient.

  If you are a Non-Registered Shareholder, you should contact your nominee to discuss what procedure to follow.

Q:    Is my vote by proxy confidential?

A:    Yes, your vote by proxy is confidential. Proxies are received and counted by our Transfer Agent, in a way that preserves the confidentiality of individual Shareholders' votes, except:

  •
  as necessary to meet the applicable legal requirements;

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  in the event of a proxy contest; or

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  in the event a Shareholder has made a written comment on the proxy that is clearly intended for management.

Q:    In addition to the approval of Shareholders, are there any other approvals required for the Arrangement?

A:    Yes, the Arrangement requires the approval of the Court and is also subject to the receipt of certain anti-trust, competition and other regulatory approvals, including approvals under the laws of the United States and Canada.

Q:    Will the Common Shares continue to be listed on the NASDAQ and the TSX after the Arrangement?

A:    No. The Common Shares will be owned by the Purchaser and will be delisted from the NASDAQ and the TSX soon after the Arrangement is completed.

Q:    What if ownership of Common Shares has been transferred after December 21, 2007?

A:    Only persons on the list of Registered Shareholders prepared by the Company as of December 21, 2007 are entitled to vote at the Meeting.

Q:    How will the votes be counted?

A:    Computershare Investor Services Inc., Axcan's Transfer Agent, counts the proxies, in order to ensure unbiased counting.

Q:    Does any Shareholder, directly or indirectly, beneficially own or exercise control over 10% or more of the Common Shares that are outstanding?

A:    The Directors are not aware of any Person who beneficially owns, directly or indirectly, or exercises control over, more than 10% of the Common Shares.

Q:    When will the Arrangement be implemented?

A:    Axcan and the Purchaser will implement the Arrangement when all of the conditions to closing have been satisfied or waived (where permitted). See "Summary of the Arrangement Agreement — Mutual Conditions Precedent", "Summary of the Arrangement Agreement — Additional Conditions Precedent to the Obligations of the Purchaser" and "Summary of the Arrangement Agreement — Additional Conditions Precedent to the Obligations of Axcan". The closing is currently expected to occur in the first calendar quarter of 2008. Because the Arrangement is subject to a number of conditions, some of which are beyond Axcan's and the Purchaser's control, the exact timing of implementation of the Arrangement is not currently known.

Q:    Should I send my share certificates now?

A:    You are not required to send your certificates representing Common Shares or Holdco Shares to validly cast your vote in respect of the Arrangement Resolution. We will send you a Letter of Transmittal explaining how and when you should deposit your Common Shares or Holdco Shares and receive payment for them. We will do this once we are more certain when we expect the Arrangement to be completed.

Q:    When can I expect to receive consideration for my Common Shares or Holdco Shares?

A:    As soon as practicable after the completion of the Arrangement and the receipt by the Depositary from you of a properly completed Letter of Transmittal together with your certificates representing Common Shares or Holdco Shares and all other required documents, the Depositary will make a payment to you in the amount of your portion of the Consideration. If you hold your Common Shares through a broker, trustee, financial institution or other nominee, your broker or other nominee will surrender your Common Shares in exchange for your portion of the Consideration following completion of the Arrangement.

Q:    Am I entitled to dissent rights?

A:    Yes, pursuant to the Interim Order, Shareholders have a right to dissent in respect of the Arrangement Resolution. Registered Shareholders who properly exercise their Dissent Rights will be entitled, subject to certain conditions, to be paid the fair value of their Common Shares. If you wish to dissent, you must provide written notice to the General Counsel of Axcan at 597 Laurier Boulevard, Mont Saint-Hilaire, Québec, J3H 6C4 at or before 5:00 p.m. (Montreal time) on January 24, 2008 (or on the day that is one Business Day immediately preceding any adjourned or postponed Meeting) in the manner described under the heading "Dissenting Shareholders Rights". It is important that you strictly comply with this requirement or otherwise your Dissent Rights may not be recognized. You must also strictly comply with the other requirements of the dissent procedure. Only Registered Shareholders may exercise Dissent Rights.

Q:    What are the tax consequences of the Arrangement to me?

A:    Your receipt of the consideration under the Arrangement in exchange for your Common Shares will be a taxable transaction. For further information on certain tax consequences of the Arrangements, see "Material Canadian Federal Income Tax Considerations" and "Material U.S. Federal Income Tax Considerations". Your tax consequences will depend on your particular situation. You should consult your own tax advisor for a full understanding of the applicable federal, provincial, state, local, foreign and other tax consequences to you resulting from the Arrangement.

Q:    Who can I contact if I have questions?

A:    Shareholders who have questions about deciding how to vote should contact their professional advisors. Shareholders who have additional questions about the Arrangement, including the procedures for voting, should contact our proxy solicitation agents:

KINGSDALE SHAREHOLDER SERVICES INC.	MACKENZIE PARTNERS, INC.
Kingsdale Shareholder Services Inc. The Exchange Tower 130 King Street West Suite 2950, P.O. Box 361 Toronto, Ontario Canada M5X 1E2	MacKenzie Partners, Inc. 105 Madison Avenue New York, New York 10016
Toll Free Telephone in Canada:	Toll Free Telephone in the United States:
(800) 775-3159 (English/French) (416) 867-2272 (Collect) Contactus@kingsdaleshareholder.com	(800) 322-2885 (212) 929-5500 (Collect) Axcan@mackenziepartners.com

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT

Background for the Arrangement

        Following the September 2006 decision by Axcan to abandon development of itopride hydrochloride (also known as ITAX) for the treatment of functional dyspepsia, management, with the support of the Board, initiated an in-depth strategic planning process involving external consultants. The primary goal of this process was to develop strategies that would continue the Company's growth of revenues and net earnings, with a high level of predictability, beyond the fiscal year ending September 30, 2007, or identify other methods to deliver strong shareholder returns. Although Axcan's core business remained robust, the Board believed that Axcan's main existing commercial products were reaching maturity, and, accordingly, would contribute less to growth of sales and earnings over the next several years than had been the case historically. Moreover, new development projects in Axcan's pipeline would likely not be sufficiently mature to add materially to earnings growth or to replace the potential lost revenues due to patent or market exclusivity expirations over the next several years. Management and the Board determined that a material transaction was required to deliver acceptable shareholder returns. The strategic planning process examined, among other things, (a) the growth prospects for Axcan's current products, (b) opportunities to acquire or license marketed or late-stage development products for the treatment of gastrointestinal diseases, Axcan's area of specialization, and (c) the prospects for growth in areas of the healthcare market outside of treatment of gastrointestinal diseases.

        Further to the strategic planning process, Axcan analyzed and pursued numerous potential strategic opportunities to acquire marketed or late-stage development products, including through the acquisition of public or private companies, or such products on a stand-alone basis. In early 2007, the Board, with the support of management, began to consider additional alternative methods to create shareholder value, including potentially a sale of the Company. In January 2007, Axcan began discussions with Merrill Lynch, the Company's financial advisor, concerning the various alternative methods of creating future shareholder value, including, amongst others, strategic acquisitions of companies and marketed products, a merger of Axcan with another entity in the pharmaceutical business, and the sale of Axcan to a financial or strategic purchaser (the "Company Strategic Initiative").

        By April 2007, with the Board's knowledge, management and Merrill Lynch were pursuing several product and company acquisitions in parallel, while initiating a process of determining the feasibility of a sale transaction through preliminary discussions with a small number of potential strategic and financial buyers based on non-confidential information. Through this process, Axcan and its advisors determined that there were several acquisition targets that were worth pursuing aggressively and that there was general interest from potential purchasers to learn more about the Company under confidentiality agreements.

        In May 2007, Axcan formally engaged Merrill Lynch to provide it with advice in evaluating its strategic alternatives. Soon thereafter, Axcan also engaged Latham & Watkins LLP, as United States legal counsel, and Stikeman Elliott LLP, as Canadian legal counsel, to advise on any transaction that might result in a change of control of the Company. Beginning in June 2007, Axcan expanded the list of potential purchasers that Merrill Lynch was asked to contact. Confidentiality and standstill agreements were signed with a total of 12 counterparties, and preliminary expressions of interest were sought from those persons by August 3, 2007.

        On August 9, 2007, having received non-binding indications of interest from several prospective purchasers, the Board authorized management and Merrill Lynch to initiate a formal confidential sale process, under the guidance and supervision of the Board, while simultaneously continuing to pursue potential acquisitions of companies and identified products. In addition to potential purchasers who had already expressed an interest in acquiring the Company, Axcan sought to approach a broad range of parties (with the financial capability to acquire Axcan) that were either engaged in the pharmaceutical industry with a perceived interest in gastrointestinal disease opportunities, or otherwise likely to be interested in acquiring the Company, including candidates with assets that Axcan and its advisors believed would be complementary or synergistic with the Company's assets. In all, Merrill Lynch contacted an aggregate of over 32 parties that the Board, after consultation with Merrill Lynch and management, believed might be interested in pursuing a material transaction with the Company, consisting of approximately 17 financial sponsor groups and 15 pharmaceutical companies. During late August and early September, management made presentations to 11 parties who expressed an interest in a potential transaction with Axcan. The Board's objective was to complete the sale process, or alternatively reach agreement on one or more material acquisitions, by the month of November 2007. At its August 9, 2007 meeting, the Board also received a briefing by representatives of Stikeman Elliott LLP and Latham & Watkins LLP on the directors' fiduciary obligations in a sale process and Axcan's statutory obligations under Canadian and United States securities laws.

        With the advice of its outside counsel, the Board instructed management to avoid discussing any arrangements that might be made for the continued employment of management after a change of control with any potential purchasers until after the selection of a prevailing purchaser and the substantial negotiation of an acquisition agreement. The Board was advised by Axcan's founder-directors, Mr. Léon Gosselin and Mr. Claude Sauriol, who respectively own or control approximately 4.6% and 1.9% of the outstanding Common Shares on a fully diluted basis, of their willingness, if possible, to invest a portion of their existing investment in Axcan shares in any corporation resulting from an acquisition, if acceptable to the purchaser. With the advice of its outside counsel, the Board requested that Mr. Gosselin and Mr. Sauriol refrain from entering into any direct contact with any potential purchaser for the purposes of discussing any such arrangement until after the selection of a prevailing purchaser and the substantial negotiation of an acquisition agreement, and Mr. Gosselin and Mr. Sauriol agreed to do so. Mr. Gosselin and Mr. Sauriol made it clear that they did not view their participation in a resulting entity following an acquisition of Axcan as a condition to their support of any transaction, but rather something they would be willing to consider under the right circumstances. Axcan has been subsequently advised that no such investment will occur.

        Further to the August 9, 2007 Board meeting, Axcan established an electronic, online data room, and granted access to potential purchasers who elected to continue in the sale process. In addition, the Company made senior management available to clarify information contained in the data room and answer diligence questions posed by the prospective purchasers and, as applicable, their financing sources. A total of five potential purchasers expressed a desire to proceed further in the sale process. The representatives of Merrill Lynch requested that those potential purchasers submit non-binding indications of interest, including a purchase price range subject to confirmatory due diligence and a mark-up of a draft purchase agreement, by October 26, 2007.

        The Board met with management and Merrill Lynch, as well as Axcan's outside legal counsel, to receive updates and to provide instructions to management and Merrill Lynch on the Company Strategic Initiative, on September 4, September 25, October 9, October 11, October 19, October 23, November 1, November 26, November 27 and November 28, 2007. On each of these occasions, the Board also met in an executive session with outside counsel without the presence of management, and on several occasions the Board also met in an executive session with representatives of Merrill Lynch without the presence of management.

        In parallel with the sale process, Axcan continued to pursue potential material acquisitions of products and other pharmaceutical companies in the gastrointestinal and related fields. Axcan prioritized its candidates into a list of primary priority candidates and a list of secondary priority candidates. On its own and with the assistance of Merrill Lynch, the Company held numerous conversations with potential targets. In October, 2007, the Company announced the in-licensing of Cx401, an autologous, non-embryonic stem cell technology developed in Spain, which provided a compound with early phase II clinical data for fistulizing Crohn's disease. However, Axcan determined that Cx401 alone would not eliminate the need to seek additional strategic transactions given the indication that Cx401 addresses relates to an attractive, but niche, market. On October 9, 2007, the Board also instructed management to make further approaches to a specific strategic target regarding a business combination. This approach was made, but rejected by the target shortly thereafter.

        On October 11 and October 19, the Board instructed Merrill Lynch to approach additional potential strategic acquisition targets, and reapproach several potential purchasers that had previously declined interest in acquiring the Company. On November 1, the Board again considered whether there was any material potential for Axcan to complete a strategic acquisition of another company or significant product in the near future, and concluded that any such acquisition was unlikely to be feasible in that time frame at attractive valuation levels. The Board also concluded, at that time, that potential purchasers of Axcan had been approached sufficiently to prompt their participation in the sale process and that those who had declined to participate in the sale process were unlikely to join the process at a later time.

        By October 31, 2007, Axcan had received three non-binding indications of interest, one from the Purchaser, one from a consortium of financial sponsors (the "Sponsor Consortium") and one from a publicly-traded specialty pharmaceutical company. Two of the three parties that submitted offers requested exclusivity, but Axcan advised that exclusivity would not be granted to any party. The Board determined, after consultation with its financial and legal advisors, that the competitive dynamic of continuing to negotiate with multiple competing parties would be more likely to produce a higher offer on better terms than granting exclusivity to any one prospective purchaser at that point.

        Further to submissions of non-binding offers and indications of specific prices, Axcan, through Merrill Lynch and its legal advisors, commenced parallel negotiation of purchase agreements with each of the three parties. In addition, during this period, the Company also requested that each party provide satisfactory evidence of committed financing and provided feedback to prospective purchasers on their proposed financing arrangements.

        On November 14, 2007, the publicly-traded specialty pharmaceutical company advised Axcan that it would not be continuing in the process. Following withdrawal of that potential purchaser, Axcan pursued non-exclusive negotiations with the remaining two potential purchasers, and continued to seek improvements on both price and terms on which each of those parties would be willing to proceed with an acquisition, including the removal or limitation of material conditions.

        During the course of the Company Strategic Initiative process from August through November, 2007, and prior to the final round of negotiation with the last two potential purchasers during the last two weeks of November, Axcan received non-binding, preliminary and highly conditional indications of potential prices for its shares from various potential purchasers, whether indicated as ranges of potential prices or specific prices, that varied from US$18.00 per Common Share to US$25.00 per Common Share. The potential purchasers that indicated potential prices at the high end of these prices either discontinued their participation in the process before making a binding offer, or reduced their prices before making a binding offer.

        On November 21, 2007, the Sponsor Consortium submitted a binding offer at US$23.00 per Common Share. On November 25, 2007, the Purchaser submitted a binding offer at US$23.10 per Common Share. Until the early morning of November 29, 2007, Axcan continued parallel negotiations with both parties to finalize drafts of the purchase agreement and financing arrangements, as well as further negotiations on price. Axcan was able to obtain significantly improved terms relating to the potential purchasers' rights to elect not to complete the transaction due to a material adverse effect and significantly improved terms relating to the reverse break-up fee that a purchaser may have to pay Axcan if the purchase agreement were terminated under certain circumstances. Axcan also satisfied itself with the sufficiency and suitability of the financing arrangements that each of the potential purchasers proposed to use to fund their offers. Both parties were asked to submit "best and final" offers in the early morning of November 29, 2007. The Sponsor Consortium submitted a revised offer at US$23.25 per Common Share, and the Purchaser submitted a revised offer at US$23.35 per Common Share. Both parties confirmed that these were their "best and final" offers.

        On the morning of November 29, 2007, the Board met and received the oral opinion of Merrill Lynch, which was subsequently confirmed in writing, that, as of that day, and based upon and subject to the assumptions and qualifications as set forth in its written opinion, the Consideration of US$23.35 in cash per Common Share to be received by the Shareholders pursuant to the Arrangement Agreement was fair, from a financial point of view, to the Shareholders (other than any Shareholders who may become affiliates of, or direct or indirect investors in, the Purchaser or the Equity Sponsor). After considering this opinion and the various factors described below, and after discussion, the Board unanimously resolved that the Arrangement with the Purchaser was fair to the Shareholders and in the best interests of the Company, approved the execution and delivery of the Arrangement Agreement by the Company and determined that it would recommend that Shareholders vote FOR the Arrangement Resolution.

        On November 29, 2007, the Company announced by news release the terms of the Arrangement and that the Arrangement Agreement had been entered into.

Reasons for the Arrangement

        In evaluating and approving the Arrangement and in making its recommendation, the Board considered a number of factors. In view of the variety of factors considered, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination as to the fairness of the Arrangement and its recommendation to Shareholders to vote for the Arrangement Resolution, and individual directors may have given different weights to different factors. The reasons described below are not intended to be exhaustive, but are believed to include all the material factors considered by the Board.

        In reaching its conclusion that the Arrangement is fair and in the best interest of the Company and the Shareholders and that it would recommend that Shareholders vote FOR the Arrangement Resolution, the Board carefully reviewed the material features of the Arrangement Agreement and related documents, and the Debt Commitment Letter, and considered and relied upon a number of factors including the following:

Extensive Review Process

        The Arrangement is the result of an active and extensive review process of the Company's strategic alternatives and in particular, a broad and actively-managed process to solicit proposals to acquire Axcan from a number of potentially interested third parties over a several-month period. The Board conducted a confidential sale process of the Company involving numerous purchasers, including both financial investment groups and pharmaceutical companies, and received a number of proposals pursuant to that process. As a result the Board, following discussion with Merrill Lynch, determined that it was unlikely that other parties would submit a proposal to acquire Axcan that would be superior to the last proposal submitted by the Purchaser.

The Merrill Lynch Opinion Rendered to the Board

        The Merrill Lynch Opinion rendered to the Board to the effect that, as of November 29, 2007, and based upon and subject to the analyses, assumptions, qualifications and limitations set forth therein, the Consideration of US$23.35 in cash per Common Share to be received by the Shareholders pursuant to the Arrangement was fair from a financial point of view to the Shareholders (other than any such Shareholders who may become affiliates of, or direct or indirect investors in, Purchaser or the Equity Sponsor).

Consideration Offered Represents Significant Premium

        The Consideration to be received for the Common Shares pursuant to the Arrangement represents a premium of approximately 28% over the last trading price on NASDAQ of the Common Shares on November 28, the last trading day prior to the public announcement of the transaction on November 29, 2007. Moreover, the Consideration represents approximately a 32% premium to the one-week average trading price prior to November 29, 2007 and approximately a 9% premium to the 52-week trading high.

Alternative Medium-Term Prospects for Further Growth Are Limited

        The prospects for continued growth of revenues and earnings by the Company over the medium term, based on the Company's current products and assets, are likely to be more limited than has been the Company's recent historical experience. In particular, the Board noted the following expectations for the Company's current marketed products and products in development over the next five years:

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  There is a material risk of generic competition emerging for the Company's URSO product in the US market; although it is difficult to estimate the future performance of this product in the light of potential generic competition, management of Axcan believes that generic competition may emerge during the fiscal year ending September 30, 2009;

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  The likelihood that further revenue growth from sales of both CANASA and CARAFATE in the U.S. market will only be relatively modest when compared with historical growth for these products; and

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  None of the products currently being developed by the Company is likely to have a material positive impact on the Company's revenue growth until the commercial launch of AGI-010, a compound currently in formulation which is not expected to receive regulatory approval for distribution until the fiscal year ending September 30, 2010.

        After significant efforts to explore alternatives, in the judgment of the Board, it is unlikely that the Company would be able to complete a material acquisition of rights to a marketed or late-stage development gastroenterological product, either directly or through the acquisition of a company that owns such a product, at an acceptable price in the medium term.

Support of the Founder Shareholders

        Mr. Gosselin and Mr. Sauriol, founders of the Company who continue to hold, respectively, approximately 4.6% and 1.9% of the Common Shares, calculated on a fully-diluted basis, have voted in favor of the resolution of the Board authorizing the Arrangement and have expressed to the Board their intention to vote their Common Shares for the Arrangement.

Other Relevant Factors

        In addition to the above-mentioned factors, the Board further considered and relied upon the following factors:

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  the arm's length negotiations with the Purchaser conducted by management, under the active supervision of the Board, with respect to the key economic terms of the Arrangement Agreement and the extensive review and overseeing by the Board of the negotiation of other material terms of the Arrangement Agreement, the Plan of Arrangement and other related transaction documents;

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  the careful review by the Board and the Board's belief that the Arrangement was the most favorable alternative available at the time the Acquisition Agreement was entered into, taking into consideration the price offered, the risks that the transaction might not be completed, the other terms and conditions of the Arrangement and the challenges that Axcan faced in its business;

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  the terms and conditions of the Arrangement Agreement do not prevent an unsolicited third party from proposing or making a Superior Proposal or, provided Axcan complies with the terms of the Arrangement Agreement (including the payment of the Termination Fee in certain circumstances), preclude the Board from considering and acting on a Superior Proposal;

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  the Plan of Arrangement must be approved by at least two-thirds of the votes cast by the Shareholders. Moreover, if a higher offer were to be made prior to the Meeting, Shareholders would be free to support such a higher offer and vote against the Arrangement;

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  Shareholders who do not vote in favor of the Arrangement Resolution will have a right to require a judicial appraisal of their Common Shares and obtain "fair value" pursuant to the proper exercise of a right of dissent substantially similar to the right of dissent provided for under the CBCA;

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  the terms and conditions of the Arrangement Agreement, including Axcan's and the Purchaser's representations, warranties and covenants, and the conditions to their respective obligations, are, in the judgment of Axcan and its advisors, reasonable and were the result of extensive negotiations between the Board and its advisors and the Purchaser and its advisors;

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  the financial results of Axcan for the year-end and the fourth quarter ended September 30, 2007 were reviewed by the Board prior to its agreement to enter into the Arrangement Agreement, and were generally consistent with, although slightly better than, the expectations of management and the Board;

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  the likelihood of the Purchaser completing the Arrangement is high. The Board believes that the conditions to the Purchaser's obligation to complete the Arrangement are reasonable, and in particular (a) the approval, commercialization, introduction or availability of generic, bioequivalent or therapeutically interchangeable products to URSO, CANASA or CARAFATE are excluded as events that the Purchaser could claim have a material adverse effect on Axcan, and (b) do not include a condition that financing must be available to the Purchaser, or available on particular terms; and

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  completion of the Plan of Arrangement will be subject to a judicial determination as to the fairness and reasonableness of the Arrangement by the Court.

        The Board also considered a variety of risks and other potentially negative factors concerning the Arrangement, including:

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  the risks and costs to Axcan if the Arrangement does not close, including the diversion of the attention of Axcan's management and employees, potential employee attrition and the potential effect on Axcan's business and its relationships with customers and suppliers;

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  the restrictions on the conduct of the business prior to the completion of the Arrangement that require Axcan to conduct the business only in the ordinary course subject to certain specific exceptions, which may delay or prevent Axcan from undertaking business opportunities that may arise pending completion of the Arrangement;

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  the Purchaser is a newly-formed entity without assets and the limited guarantee of the Equity Sponsor of the Purchaser's obligations under the Arrangement Agreement is limited to an amount of US$50 million;

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  the fact that the Shareholders will not participate in any future earnings or growth of Axcan and will not benefit from any appreciation in value of Axcan to the extent that those benefits exceed those potential benefits reflected in the Consideration to be received under the Arrangement Agreement;

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  the conditions to Purchaser's obligation to complete the Arrangement and the rights of Purchaser to terminate the Arrangement Agreement in certain circumstances; and

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  the limitations contained in the Arrangement Agreement on Axcan's ability to solicit additional Acquisition Proposals from third parties, as well as the fact that if the Arrangement Agreement is terminated in certain circumstances, Axcan must pay the Termination Fee to the Purchaser or reimburse the Purchaser for certain expenses.

        The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive but is believed to include all material factors considered by the Board. In addition, in reaching the determination to approve and recommend the Arrangement, the Board did not assign any relative or specific weight to each of the foregoing factors which were considered, and individual directors may have given different weights to different factors.

Recommendations of the Board

        After careful consideration by the Board, the Board has unanimously concluded that the terms of the Arrangement are fair to the Shareholders and in the best interest of Axcan and authorized the submission of the Arrangement Resolution to Shareholders for the approval at the Meeting. The Board also has determined unanimously to recommend to Shareholders that they vote FOR the Arrangement Resolution. Each director intends to vote his or her Common Shares FOR the Arrangement Resolution.

Merrill Lynch Opinion

        The Board retained Merrill Lynch to act as its financial advisor to assist the Axcan in evaluating its strategic alternatives. Merrill Lynch delivered its oral opinion to the Board, which was subsequently confirmed in writing, that, as of November 29, 2007, and based upon and subject to the assumptions, qualifications and limitations set forth in its written opinion (which are described below), the Consideration of US$23.35 in cash per Common Share, to be received by the Shareholders pursuant to the Arrangement was fair, from a financial point of view, to those Shareholders (other than any Shareholders who may become affiliates of, or direct or indirect investors in, the Purchaser or the Equity Sponsor).

        The full text of the Merrill Lynch Opinion, dated November 29, 2007, which sets forth the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Merrill Lynch, is attached to this Circular as "Appendix C". The following summary of the Merrill Lynch Opinion is qualified in its entirety by reference to the full text of the opinion.

        The Merrill Lynch Opinion was addressed to the Board for its use and benefit and only addresses the fairness, from a financial point of view, as of the date of the opinion, of the Consideration to be received by Shareholders pursuant to the Arrangement (other than any Shareholders who may become affiliates of, or direct or indirect investors in, the Purchaser or the Equity Sponsor). The opinion does not address the merits of the underlying decision by Axcan to engage in the transaction and does not constitute, nor should it be construed as, a recommendation to any Shareholder as to how the Shareholder should vote with respect to the proposed Arrangement Resolution or any other matter. In addition, Merrill Lynch was not asked to address nor does its opinion address the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Axcan, other than the Shareholders (but excluding any Shareholders who may become affiliates of, or direct or indirect investors in, the Purchaser or the Equity Sponsor).

        In arriving at its opinion, Merrill Lynch, among other things:

  •
  reviewed certain publicly available business and financial information relating to Axcan that Merrill Lynch deemed to be relevant;

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  reviewed certain information, including management projections and Wall Street projections;

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  conducted discussions with members of senior management and representatives of Axcan concerning the matters described in the preceding two bullet points;

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  reviewed the market prices and valuation multiples for the Common Shares and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

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  reviewed the results of operations of Axcan and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

  •
  compared the proposed financial terms of the Arrangement with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant;

  •
  participated in certain discussions and negotiations among representatives of Axcan and the Purchaser and their financial and legal advisors;

  •
  reviewed the Arrangement Agreement and the Debt Commitment Letter, the Equity Commitment Letter and the Limited Guarantee, each dated as of November 29, 2007, and certain related documents; and

  •
  reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including Merrill Lynch's assessment of general economic, market and monetary conditions.

        In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or that was publicly available. Merrill Lynch did not assume any responsibility for independently verifying such information and did not undertake any independent evaluation or appraisal of any of the assets or liabilities of Axcan and it was not furnished with any such evaluation or appraisal, nor did it evaluate the solvency or fair value of Axcan under any provincial or federal laws relating to bankruptcy, insolvency or similar matters. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of Axcan. With respect to the financial forecast information furnished to or discussed with Merrill Lynch by Axcan, Merrill Lynch assumed that this information had been reasonably prepared and reflected the best currently available estimates and judgment of Axcan's management as to the expected future financial performance of Axcan.

        The opinion of Merrill Lynch is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Merrill Lynch, as of November 29, 2007, the date of the Merrill Lynch Opinion.

        The following is a summary of the material financial analyses performed by Merrill Lynch in arriving at its opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to understand fully the financial analyses performed by Merrill Lynch, the tables must be read together with the accompanying text of each summary. The tables alone do not constitute a complete description of the financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Merrill Lynch.

        The estimates of future performance of Axcan underlying Merrill Lynch's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond Axcan's control. Estimates of the financial values of companies do not purport to be appraisals or reflect the prices at which those companies actually may be sold.

        The management projections referred to above were prepared by Axcan's management in connection with Axcan's exploration of strategic alternatives. The Wall Street projections reflect and were derived from Wall Street research analysts' EPS estimates and EPS growth rate estimates for Axcan published by First Call and other estimates for Axcan published by selected Wall Street research analysts as of November 27, 2007.

Analyses

        Historical Common Share Trading Analysis.    Merrill Lynch reviewed the historical low and high intraday trading prices for the Common Shares on the NASDAQ. Merrill Lynch observed that (i) for the 52-week period ending November 28, 2007, the last trading day before the agreement with Purchaser was announced, the low and high intraday trading prices for the Common Shares on the NASDAQ were US$13.50 and US$21.40, respectively, and (ii) for the three month period ending November 28, 2007, the low and high intraday trading price for the Common Shares on the NASDAQ were US$15.89 and US$21.40, respectively. Merrill Lynch observed that the US$23.35 per share Consideration was in excess of the highest intraday trading price on the NASDAQ of the Common Shares during the 52-week and 3-month periods ending November 28, 2007. Merrill Lynch also observed that the US$23.35 per share Consideration was 9.1% higher than the highest intraday trading price of the Common Shares on the NASDAQ during the 52-week periods ending November 28, 2007 and 5.6% higher than the highest intraday trading price of the Common Shares on the NASDAQ during the five-year period ending on that day.

        Research Analyst Common Share Price Targets.    Merrill Lynch reviewed price targets for the Common Shares recently published by Wall Street research analysts and observed that these price targets ranged from a minimum of US$16.00 to a maximum of US$26.00 per Common Share. Merrill Lynch discounted these price targets to present value using a discount rate of 12.0% and observed that the discounted price targets, rounded to the nearest US$0.25, ranged from US$14.25 to US$23.25 per Common Share. Merrill Lynch observed that the US$23.35 per share Consideration was in excess of this range of discounted price targets for the Common Shares.

        Analysis of Selected Comparable Publicly Traded Companies.    Using publicly available information, Merrill Lynch compared financial and operating information and ratios for Axcan with the corresponding information for a selected group of publicly traded companies. Merrill Lynch selected these companies because they engage in businesses and have operating profiles reasonably similar to those of Axcan. In particular, Merrill Lynch focused primarily on publicly-traded specialty pharmaceutical companies with comparable estimated growth rates for the near term and potential exposure from competition in the future to determine the relevant multiple ranges for purposes of its analysis. The broader group of selected companies was:

  •
  Adams Respiratory;

  •
  Biovail Corp.;

  •
  Cephalon, Inc.;

  •
  Endo Pharmaceuticals Holdings Inc.;

  •
  Forest Laboratories, Inc.;

  •
  King Pharmaceuticals, Inc.;

  •
  Medicis Pharmaceutical Corp.;

  •
  Salix Pharmaceuticals, Inc.;

  •
  Sciele Pharma, Inc.;

  •
  Sepracor Inc.;

  •
  Valeant Pharmaceuticals International; and

  •
  Warner Chilcott PLC.

        Merrill Lynch calculated an equity value for each of these companies based on their respective closing share prices as of November 28, 2007 and the number of diluted shares outstanding as reported in publicly available information. Using these equity values, Merrill Lynch calculated an enterprise value for each company by adding to (or subtracting from) its equity value the amount of each company's net debt (or net cash position) as reflected in its most recent publicly available balance sheet.

        Using estimates of EBITDA, EPS, and the long-term estimated EPS growth rate for each of these companies derived from estimates published by selected Wall Street research analysts, Merrill Lynch calculated the following growth rates and multiples for each company:

  •
  EBITDA multiples based on 2008 estimated EBITDA and enterprise values as of November 28, 2007;

  •
  P/E, multiples based on 2008 estimated EPS and the closing share price as of November 28, 2007;

  •
  Long-term estimated EPS growth rate; and

  •
  2008 PEG multiples, derived by dividing 2008 P/E by the long-term estimated EPS growth rate.

        Merrill Lynch also calculated similar growth rates and implied multiples for Axcan using an enterprise value and a share price for Axcan based on Axcan's closing share price on the NASDAQ of US$18.20 as of November 28, 2007, the last trading day before the Arrangement Agreement with Purchaser was announced, and estimates of EBITDA, EPS and long-term estimated EPS growth rates reflected in the Wall Street projections for Axcan.

        Merrill Lynch compared the minimum, mean, median and maximum implied multiples it calculated for the comparable companies to the implied multiples it calculated for Axcan. The results of Merrill Lynch's comparison are reflected in the following table:

	2008E EBITDA Multiple	2008E P/E Multiple	5-Year EPS Growth	2008E PEG Multiple
Minimum	3.4x	8.1x	8.0%	0.43x
Mean	8.5x	13.6x	19.5%	0.82x
Median	7.7x	12.2x	18.0%	0.81x
Maximum	13.2x	21.0x	37.5%	1.24x
Axcan	6.3x	14.5x	10.0%	1.45x

        Based on the foregoing and Merrill Lynch's analyses of the various comparable companies and on its qualitative judgment, Merrill Lynch applied multiples ranging from 14.0x to 17.0x to the estimates of Axcan's 2008 EPS reflected in the management projections and the Wall Street projections, and calculated implied per share values, rounded to the nearest US$0.25, for the Common Shares ranging from US$19.00 to US$23.00 based on the management projections and ranging from US$17.50 to US$21.25 based on the Wall Street projections. Merrill Lynch observed that the US$23.35 per share Consideration was in excess of these ranges of implied per share values.

        Merrill Lynch also applied multiples ranging from 6.0x to 8.0x to the estimates of Axcan's 2008 EBITDA reflected in the management projections and the Wall Street projections, and calculated implied per share values, rounded to the nearest US$0.25, for the Common Shares ranging from US$18.75 to US$23.25 based on the management projections and ranging from US$17.50 to US$21.50 based on the Wall Street projections. Merrill Lynch observed that the US$23.35 per share Consideration was in excess of these ranges of implied per share values.

        None of the selected comparable companies is identical to Axcan. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of the results and involves complex considerations and judgments concerning differences in financial and operating characteristics of the selected comparable companies and other factors that could affect the public trading dynamics of the selected comparable companies, as well as those of Axcan.

        Analysis of Present Value of Future Common Share Price.    Merrill Lynch calculated ranges of implied present value of future Common Share prices for Axcan by applying one-year forward price-to-earnings multiples ranging from 14.0x to 17.0x to estimates of Axcan's 2008, 2009 and 2010 EPS as reflected in the management projections and the Wall Street projections, respectively. Merrill Lynch discounted the implied future per Common Share values to present value using a discount rate of 12.0%. The following table reflects the ranges, rounded to the nearest US$0.25, of implied present values for a Common Share derived by Merrill Lynch based on these analyses:

Range of Implied Present Value of Common Share Price
Management projections	US$17.75 — US$23.00
Wall Street projections	US$14.50 — US$21.25

        Merrill Lynch observed that the US$23.35 per share Consideration was greater than the range of implied present values per Common Share derived based on the management projections and on the Wall Street projections.

        Discounted Cash Flow Analysis.    Merrill Lynch performed discounted cash flow analyses of the estimated free cash flows of Axcan reflected in both the management projections and the Wall Street projections.

        In performing its discounted cash flow analyses, Merrill Lynch calculated ranges of the present value as of September 30, 2007 of the free cash flows of Axcan based on estimated free cash flows of Axcan over the period of 2008 through 2012 by applying discount rates ranging from 11.5% — 12.5%, based on Merrill Lynch's estimate of the weighted average cost of capital of Axcan, to those free cash flow estimates. Merrill Lynch also calculated ranges of terminal value amounts for Axcan as of September 30, 2012 by applying an assumed perpetual growth rate of 2.0% — 4.0% to the estimated 2012 cash flows of Axcan. Merrill Lynch calculated the present value as of September 30, 2007 of these terminal amounts by applying discount rates ranging from 11.5% — 12.5%. Merrill Lynch added together the ranges of September 30, 2007 present values it derived for the 2008-2012 estimated free cash flows and for the 2012 terminal value amounts to derive a range of implied enterprise values for Axcan as of September 30, 2007.

        Merrill Lynch added the amount of Axcan's net cash (cash less debt) as of September 30, 2007 provided by Axcan's management to the enterprise values it derived to derive a range of implied equity values for Axcan. Merrill Lynch calculated ranges of implied equity values per Common Share of the Company by dividing these equity values by the number of fully-diluted outstanding Common Shares provided by management. The ranges of implied equity values per Common Share, rounded to the nearest US$0.25, derived by Merrill Lynch based on the management projections and the Wall Street projections are set forth below.

Implied Equity Value per Common Share
	Low	High
Management projections	US$20.75	US$25.50
Wall Street projections	US$18.25	US$22.00

        Merrill Lynch observed that the Consideration was within the range of implied equity values per Common Share derived based on the management projections and above the range of implied equity values per Common Share derived based on the Wall Street projections.

        While discounted cash flow analysis is a widely accepted and practiced valuation methodology, it relies on a number of assumptions, including terminal value multiples and discount rates. The valuations derived from the discounted cash flow analysis are not necessarily indicative of Axcan's present or future value or results.

        Premiums Paid Analysis.    Merrill Lynch performed a premiums paid analysis for Axcan based upon a review and analysis of the premiums to target company historical share prices represented by the consideration paid in leveraged buyouts of public companies with a transaction value of more than US$500 million announced in the twelve months prior to November 28, 2007. The mean and median premiums to target company share prices one day prior to announcement represented by the consideration paid in these transaction were 21.8% and 20.8%, respectively.

        Merrill Lynch determined the relevant range for comparative purposes to be a premium of 15%-25% to the closing price of the Common Shares on the NASDAQ one-day prior to public announcement of the Arrangement Agreement. Applying this range of premiums to the closing price of the Common Shares on November 28, 2007, Merrill Lynch calculated an implied per share equity value range, rounded to the nearest US$0.25, of Axcan of US$21.00 to US$22.75. Merrill Lynch observed that the US$23.35 per share Consideration was above the range of implied equity values per share.

        Merrill Lynch performed a premiums paid analysis for Axcan based upon a review and analysis of the premiums to target company historical share prices represented by the consideration paid in the following selected acquisitions of specialty pharmaceutical/life sciences companies announced during the three years prior to November 28, 2007.

Date of Announcement	Acquiror Name	Target Name
11/18/07	Celgene Corporation	Pharmion Corporation
10/30/07	Nycomed US Inc.	Bradley Pharmaceuticals, Inc.
10/17/07	Galenica AG and Galenica Canada Ltd.	Aspreva Pharmaceuticals Corporation
5/29/07	Genzyme Corporation	Bioenvision, Inc.
5/20/07	Sun Pharmaceutical Industries Ltd.	Taro Pharmaceutical Industries Ltd.
5/16/07	Warburg Pincus LLC	Bausch & Lomb Incorporated
2/20/07	Shire plc	New River Pharmaceuticals, Inc.
12/18/06	Eli Lilly and Company	ICOS Corporation
11/20/06	Actelion US Holding Company	CoTherix, Inc.
11/06/06	Abbott Laboratories	Kos Pharmaceuticals, Inc.
10/23/06	Stiefel Laboratories, Inc.	Connetics Corporation
10/09/06	GlaxoSmithKline plc	CNS, Inc.
10/02/06	Gilead Sciences, Inc.	Myogen, Inc.
9/25/06	UCB SA	Schwarz Pharma AG
9/21/06	Merck KgaA	Serono S.A.
9/20/06	Hospira, Inc.	Mayne Pharma Limited
8/28/06	Mylan Laboratories Inc.	Matrix Laboratories Ltd.
3/13/06	Watson Pharmaceuticals, Inc.	Andrx Corporation
7/25/05	TEVA Pharmaceutical Industries Ltd.	IVAX Corporation
4/21/05	Shire Pharmaceuticals Group plc.	Transkaryotic Therapies, Inc.
2/21/05	Novartis Corporation	Eon Labs, Inc.
11/15/04	Perrigo Company	Agis Industries (1983) Ltd.
10/27/04	J.P. Morgan Partners, LLC Bain Capital Partners, LLC Thomas H. Lee Partners, L.P. DLJ Merchant Banking III, Inc.	Warner Chilcott PLC

        The mean and median premiums to target company share prices one day prior to announcement represented by the consideration paid in these transaction were 32.3% and 23.6%, respectively. Merrill Lynch determined the relevant range for comparative purposes to be a premium of 15%-30% to the closing price of the Common Shares one-day prior to public announcement of the Arrangement Agreement. Applying this range of premiums to the closing price for the Common Shares on November 28, 2007, Merrill Lynch calculated an implied per share equity value range, rounded to the nearest US$0.25, for Axcan of US$21.00 to US$23.75. Merrill Lynch observed that the US$23.35 per share Consideration was within the range of implied equity values per share. Merrill Lynch also observed that the US$23.35 per share Consideration, which reflects a 28.3% premium to Axcan's closing share price on the NASDAQ of US$18.20 as of November 28, 2007, implies a 42.0% premium to Axcan's enterprise value. The premium to enterprise value was calculated as the percentage difference between Axcan's enterprise value based on the $23.35 per share Consideration and Axcan's enterprise value based on the closing price per share on the NASDAQ of $18.20 as of November 28, 2007. Axcan's enterprise value is defined as price per share multiplied by the number of Axcan's diluted Common Shares outstanding and subtracting from the result the amount of Axcan's net cash position. Merrill Lynch observed that the implied premium to enterprise value of 42.0% is higher than the median premium to enterprise value in the specialty pharmaceutical/life sciences transactions listed above of 24.6%.

        None of the transactions analyzed by Merrill Lynch is identical to the proposed Arrangement. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of the results and involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies party to those transactions as well as the transactions and other factors that could affect the transactions and the proposed Arrangement.

        Leveraged Buyout Analysis.    Merrill Lynch performed a leveraged buyout analysis to ascertain the hypothetical price at which an acquisition of Axcan would be attractive to a potential financial buyer. An analysis of the value of Axcan in a leveraged buyout scenario was conducted based upon both the management projections and the Wall Street projections. For purposes of this analysis, Merrill Lynch assumed that a financial buyer would target a return on equity of 15% — 25%, acquire Axcan using debt reflecting a ratio of total debt to EBITDA of 4.6x and exit from the investment at an exit multiple of 7.0x trailing 12 months EBITDA. Based on these assumptions and estimates, the resulting ranges of implied leveraged buyout values per Common Share, rounded to the nearest US$0.25, were US$21.00 to US$23.00 per Common Share based on the management projections and US$19.25 to US$20.50 based on the Wall Street projections. Merrill Lynch observed that the US$23.35 per share Consideration was above these ranges of values.

        General.    The summary set forth above does not purport to be a complete description of the analyses performed by Merrill Lynch. The preparation of a fairness opinion is a complex and analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and is not necessarily susceptible to partial analysis or summary description. Merrill Lynch believes that selecting any portion of its analyses or of the summary set forth above, without considering the analyses as a whole, would create an incomplete view of the process underlying Merrill Lynch's opinion. Merrill Lynch used the methodologies summarized above because it deemed those valuation methodologies to be the most relevant and appropriate in connection with the preparation of its opinion. In arriving at its opinion, Merrill Lynch considered the results of all its analyses and did not attribute any particular weight to any analysis or factor considered by it. Merrill Lynch made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all such analyses. The analyses performed by Merrill Lynch include analyses based upon estimates of future results, which results may be significantly more or less favorable than those used in Merrill Lynch's analyses. The analyses do not purport to be appraisals or to reflect the prices at which the Common Shares may trade at any time after announcement of the proposed Arrangement. The analyses were prepared solely for purposes of Merrill Lynch providing its opinion to the Board. Because the analyses are inherently subject to uncertainty, being based upon numerous factors and events, including, without limitation, factors relating to general economic and competitive conditions beyond the control of the parties or their respective advisors, neither Merrill Lynch nor any other person assumes responsibility if future results or actual values are materially different from those forecasted. In addition, as described above, Merrill Lynch's opinion was among several factors taken into consideration by the Board of Directors in making its determination to approve the Arrangement Agreement and the transactions contemplated thereby. Consequently, Merrill Lynch's analyses should not be viewed as determinative of the decision of the Board and management with respect to the fairness of the Consideration.

        Merrill Lynch is an internationally recognized investment banking and advisory firm. As part of its investment banking business, Merrill Lynch is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Board selected Merrill Lynch as its financial adviser because of Merrill Lynch's qualifications, expertise and reputation. Under the terms of its engagement, Axcan has agreed to pay Merrill Lynch a customary fee for its services, a significant portion of which is contingent upon the consummation of the Arrangement. In addition, Axcan has agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses incurred in connection with providing its services and to indemnify Merrill Lynch against certain liabilities arising out of Merrill Lynch's engagement. Merrill Lynch or its affiliates have in the past provided financial advisory and financing services to Axcan and to the Equity Sponsor or its affiliates or its or their portfolio companies and may continue to do so. Merrill Lynch and its affiliates have received, and may receive fees for the rendering of those services. In addition, in the ordinary course of its business, Merrill Lynch may actively trade Axcan's Common Shares for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

PARTICULARS OF THE ARRANGEMENT

Arrangement Mechanics

        The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as "Appendix B" to this Circular. Upon the Arrangement becoming effective, the following transactions will occur and will be deemed to occur in the following order:

  (a)
  at the Effective Time, each Option granted and outstanding immediately prior to the Effective Time, other than those held by the Purchaser or any of its affiliates, shall be deemed to be vested and transferred by the holder thereof to the Company and cancelled in exchange for a cash amount equal to US$23.35 less the exercise price in respect of such Option (converted at the Bank of Canada published rate of exchange for U.S. dollars at noon on the day prior to the Effective Date, where applicable);

  (b)
  five minutes following the step contemplated in (a) above, the Common Shares held by Dissenting Shareholders will be deemed to have been transferred to the Purchaser and such holders will cease to have any rights as shareholders other than the right to be paid the fair value of their Common Shares;

  (c)
  at the time of the step contemplated in (b) above and simultaneously with the transfer of the Holdco Shares, if any, described in paragraph (d) below, each Common Share outstanding immediately prior to the Effective Time and not held by a Dissenting Shareholder shall be transferred by the holder thereof to the Purchaser in exchange for US$23.35 in cash;

  (d)
  simultaneously with the transfer of the Common Shares described in paragraph (c) above, all of the Holdco Shares outstanding immediately prior to the Effective Time of each Qualifying Holdco, if any, will be transferred by the holders thereof to the Purchaser in consideration for an amount equal to the product of US$23.35 and the total number of Common Shares beneficially owned by such Qualifying Holdco;

  (e)
  five minutes following the steps contemplated in (b), (c) and (d) above, all vested and unvested DSUs will be deemed to be vested and will, without any further action by the holder of the DSUs, be cancelled and terminated and the holder thereof will be entitled to receive from the Company, in exchange therefor, a cash amount equal to US$23.35 per DSU; and

  (f)
  at the time of the step contemplated in (e) above, all vested and unvested RSUs will be deemed to be vested and will, without any further action by the holder of the RSUs, be cancelled and terminated and the holder thereof will be entitled to receive from the Company, in exchange therefor, a cash amount equal to US$23.35 per RSU.

        As a result of the completion of the foregoing transactions, Shareholders will no longer have an ownership interest in the Company.

        In the event that the Arrangement does not proceed for any reason, including because it does not receive the requisite Shareholder or Court approvals, Axcan will continue as a publicly-held company and has no present plans for any material change to its business.

Court Approval of the Arrangement

        Under the CBCA, the Arrangement requires Court approval. Before Axcan mailed the Circular, it obtained the Interim Order from the Court to provide for the calling and holding of the Meeting and other procedural matters. The full text of the application for Interim Order and Final Order and the Interim Order is reproduced as "Appendix E" to this Circular.

        Subject to the approval of the Arrangement by the Shareholders, the hearing in respect of the Final Order to approve the Plan of Arrangement is expected to take place on January 28, 2008 at 9:00 a.m. (Montreal time) in Room 16.12 of the Montreal Court House, 1 Notre-Dame Street East, Montreal, Québec, or as soon thereafter as is reasonably practicable.

        Any Shareholder or other interested party who wishes to appear or to be represented at that hearing may do so, subject to filing a notice of appearance on or before January 10, 2008, as set out in the Interim Order and satisfying any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the proposed Arrangement. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, and subject to compliance with such terms and conditions, if any, as the Court sees fit.

        In the event that the hearing is postponed, adjourned or rescheduled then, subject to further order of the Court, only those persons having previously served a Notice of Appearance in compliance with the Interim Order will be given notice of the postponement, adjournment or rescheduled date. A copy of the Notice of Presentation for the Final Order is attached as "Appendix E" to this Circular.

        Assuming the Final Order is granted and the other conditions to closing contained in the Arrangement Agreement are satisfied or waived to the extent legally permissible, then Articles of Arrangement will be filed with the Director to give effect to the Arrangement.

Shareholders Approval of the Arrangement

        At the Meeting, Shareholders will be asked to vote to approve the Arrangement Resolution. The approval of the Arrangement Resolution will require the affirmative vote of at least two-thirds of the votes cast at the Meeting by holders of Common Shares present in person or represented by proxy and entitled to vote at the Meeting.

        The Arrangement Resolution must be approved by the requisite majority in order for Axcan to seek the Final Order and implement the Arrangement on the Effective Date, in accordance with the Final Order. Notwithstanding the approval by Shareholders of the Arrangement Resolution, Axcan reserves the right not to proceed with the Arrangement in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement.

        A quorum at the Meeting will be constituted by at least two Shareholders, present in person or by proxy, representing not less than an aggregate of 25% of all outstanding Common Shares.

        The full text of the Arrangement Resolution is reproduced in "Appendix A" to this Circular.

Interest of Senior Management and Others in the Arrangement

        In considering the recommendations of the Board with respect to the Arrangement Resolution, Shareholders should be aware that certain members of Axcan's directors and executive officers have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement. The Board is aware of these interests and considered them along with other matters described below.

Directors

        To Axcan's knowledge, the directors of Axcan beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 3,767,030 Common Shares, representing approximately 6.8% of the Common Shares outstanding as of the close of business on December 20, 2007. All of the Common Shares held by the directors of Axcan will be treated in the same fashion under the Arrangement as Common Shares held by any other Shareholder.

        The directors of Axcan beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 579,983 Options, representing approximately 21.8% of the Options outstanding as of the close of business on December 20, 2007. All of the Options held by the directors of Axcan will be treated in the same manner under the Arrangement as Options held by every other holder of Options. The aggregate consideration payable to the directors of Axcan under the Arrangement in respect of their Options is approximately US$6,792,558, assuming none of them exercises any Options prior to the Effective Date. See "Particulars of the Arrangement — Arrangement Mechanics" for a discussion of the treatment of Options pursuant to the terms of the Arrangement Agreement.

        Under the Company's 2006 Stock Incentive Plan, directors of Axcan are entitled to receive payments in respect of DSUs granted to them when they cease to be directors. Notwithstanding the terms of the Company's 2006 Stock Incentive Plan, pursuant to the Arrangement all DSUs will be cancelled and terminated by Axcan and each holder thereof will be entitled to receive from Axcan, in exchange therefor, US$23.35 per DSU. As of December 20, 2007, Axcan's directors hold 9,961 DSUs. The aggregate consideration payable to all directors of Axcan in respect of DSUs upon completion of the Arrangement will be approximately US$232,589.

        In addition to his remuneration as a member of the Board and as a committee member thereof, Mr. Michael M. Tarnow was granted an annual retainer of US$5,000 and a grant of DSUs in the amount of US$25,000 for his services as lead director.

        Dr. Frank A.G.M. Verwiel, the President and Chief Executive Officer of Axcan is also a director of Axcan. Please see below under the heading "Officers" for a discussion of Dr. Verwiel's interest in the Arrangement. Only outside directors receive compensation for their duties as corporate directors and their attendance at the Board meetings.

Executive Officers

        As of December 20, 2007, the executive officers of Axcan, in the aggregate, beneficially own, directly or indirectly, or exercise control or direction over 10,002 Common Shares, representing approximately 0.02% of the Common Shares outstanding as of the close of business on such date. All of the Common Shares held by the officers of Axcan will be treated in the same manner under the Arrangement as Common Shares held by any other Shareholder.

        As of December 20, 2007, the executive officers of Axcan, in the aggregate, beneficially own, directly or indirectly, or exercise control or direction over 810,443 Options, representing approximately 30.45% of the Options outstanding as of the close of business on such date. All of the Options held by the executive officers of Axcan outstanding at the time of the Plan of Arrangement will be treated in the same manner under the Arrangement as Options held by any other holder of Options. The aggregate consideration payable to the executive officers of Axcan under the Arrangement in respect of their Options is approximately US$6,863,042, assuming none of them exercise any Options prior to the Effective Date and assuming a conversion rate of 1.00 CAD = 0.9946 USD for purposes of converting the exercise price of options expressed in Canadian dollars. See "Particulars of the Arrangement — Arrangement Mechanics" for a discussion of the treatment of Options pursuant to the terms of the Arrangement Agreement. The Purchaser has informed Axcan that it may, in its discretion, offer certain executive officers the opportunity to exchange their Options for options to purchase equity securities in the Purchaser or one of its affiliates, prior to the Effective Time. See "Treatment of Executive Options and Benefits".

        As of December 20, 2007 Axcan's executive officers hold 69,600 RSUs. Pursuant to the Arrangement all RSUs will be cancelled and terminated by Axcan and each holder thereof will be entitled to receive from Axcan, in exchange therefore, US$23.35 per RSU. The aggregate consideration payable to all executive officers of Axcan in respect of RSUs under the Axcan 2006 Stock Incentive Plan upon completion of the Arrangement will be approximately US$1,625,160.

Indemnification and Insurance

        For more information on indemnification and insurance of directors and executive officers see "Summary of Arrangement Agreement — Director and Officer Liability".

Change in Control Agreements

        Certain executive officers of Axcan have existing employment agreements with Axcan that provide for accelerated vesting of Options or payments to be made in the event of a "change in control" of Axcan, under certain circumstances, the whole as described below. The transactions contemplated by the Arrangement will constitute a change in control of Axcan for the purposes of the entitlements under the existing employment agreements.

  (a)
  Dr. Frank A.G.M. Verwiel, President and Chief Executive Officer: A change of control within Axcan is deemed a termination without cause, triggering a severance payment amount equal to two times the sum of: (i) Mr. Verwiel's then current annual base salary, plus all benefits, and (ii) the average of the yearly bonus payments made to Mr. Verwiel, if any, for the two full financial years completed prior to the end of the termination of employment, conditional upon the execution of a general release by Mr. Verwiel in favour of Axcan;

  (b)
  Mr. Nicholas Franco, Senior Vice-President, International Commercial Operations: In the event that Mr. Franco's employment is terminated by Axcan due to a change of control of Axcan or is decided following a change of control of Axcan, Mr. Franco shall be entitled to an indemnity equal to the gross base compensation he received during the 12 months prior to his termination;

  (c)
  Mr. Steven R. Gannon, Senior Vice-President and Chief Financial Officer: In the event of a termination of the employment agreement by Axcan or by Mr. Gannon as a result of a change of control, all unvested Options allocated to Mr. Gannon shall immediately become vested;

  (d)
  Mr. David W. Mims, Executive Vice-President and Chief Operating Officer: A change of control within Axcan is deemed a termination without cause, triggering a severance payment amount equal to two times the sum of: (i) Mr. Mims' then current annual base salary, plus (ii) the average of the yearly bonus payments made to Mr. Mims, if any, for the two full financial years completed prior to the end of the termination of employment, conditional upon the execution of a general release by Mr. Mims in favour of Axcan;

  (e)
  Mr. Richard Tarte, Vice-President, Corporate Development, General Counsel and Corporate Secretary: In the event that Axcan both experiences a change in control and decides to terminate Mr. Tarte's employment, he shall be entitled to a severance payment equal to one time his then current annual base salary, and all unvested Options allocated by Axcan shall immediately become vested, conditional upon him executing a general release in favour of Axcan; and

  (f)
  Mr. Darcy Toms, Vice-President, Business Development: In the event that Axcan experiences a change in control and terminates the employment of Mr. Toms, he shall be entitled to a severance payment amount equal to one time his then current annual base salary and all his unvested stock Options allocated by Axcan shall immediately become vested.

Severance Plan

        In November 2003, Axcan adopted the Severance Pay Plan (the "Severance Plan"), as amended in November 2007. The Severance Plan provides severance benefits to certain employees of Axcan, as well as to employees of its affiliates and subsidiaries, whose employment is terminated under certain severance qualifying conditions. Certain executive officers may be entitled to benefits under the Severance Plan, to the extent the benefits are not duplicative of those provided under existing employment agreements described above in
" — Change in Control Agreements".

        In order for an employee to be eligible for benefits under the Severance Plan, the Severance Plan administrator must determine that each of the following conditions are met:

  (a)
  The employee is a regular full-time or part-time employee who has worked with Axcan for a minimum of one year (however the one year service requirement does not apply to a Vice-President or higher position of Axcan);

  (b)
  The employee's employment is involuntarily terminated or the employee resigned within ninety days after having his or her job responsibilities or base compensation materially reduced following a change of control; and

  (c)
  The employee's termination occurs on or within twenty-four months after a change of control and the acquiring or resulting company does not offer the employee a comparable position.

        An eligible employee's severance benefit under the Severance Plan will be determined in the discretion of Axcan, based on certain criteria, including the employee's position and years of service (hereinafter, the "Severance Component Period"), as calculated under the terms of the Severance Plan.

        The maximum payment that may be made to a Senior Vice-President is a payment equal to 24 months base salary and bonus. The maximum payment that may be made to a Vice-President is a payment equal to 18 months base salary and bonus. The bonus is calculated based on the prorated average of the bonus paid for the prior year and the expected target bonus prorated to be paid for the current year in which the termination of employment occurs.

        In order to be eligible for benefits under the Severance Plan, an employee must sign a waiver and release in favour of Axcan at the time of the employee's termination of employment.

        Canadian employees shall be entitled to continued group health and dental insurance coverage, for the length of the Severance Component Period, applicable to the employee, but only for the applicable health and dental components and types of continued coverage that the employee was receiving immediately prior to his or her termination of employment, the whole subject to the limits described in the Severance Plan.

        U.S. employees shall be entitled to continued group health benefits pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"). If an employee elects to receive COBRA continuation coverage, Axcan will pay the premiums to maintain this coverage for the length of the Severance Component Period applicable to the employee, but in no event exceeding the period of COBRA continuation coverage that is otherwise available to the employee under applicable law, but only for the applicable health care components and types of coverage that the employee was receiving immediately prior to his or her termination of employment, subject to the limits described in the Severance Plan.

        Axcan may amend or terminate the Severance Plan at any time in its sole discretion, with or without advance notice, during any period that is either not in contemplation of a change of control or more than 24 months after a change of control. Any amendment or termination of the Severance Plan that occurs in contemplation of a change of control, in connection with a change of control or within two years after a change of control shall only apply to those individuals who (i) consent individually and in writing to the amendment or termination, or (ii) are not adversely affected by such amendment or termination.

        The Severance Plan is not intended to duplicate other termination benefits provided to employees. To the extent that such benefits are not duplicative, the employee will be eligible to receive benefits under whichever of the Severance Plan and the individual arrangement provides the higher level of benefits.

Treatment of Executive Options and Benefits

        As of the date of this Circular, none of Axcan's executive officers have entered into any agreement, arrangement or understanding with the Purchaser or its affiliates regarding employment with, or the right to purchase or participate in the equity of, the Purchaser or its affiliates. The Purchaser has informed Axcan that it may, in its discretion, offer certain executive officers the opportunity to exchange their Options for options to purchase equity securities in the Purchaser or one of its affiliates, prior to the Effective Time. The Purchaser has also informed Axcan that, following the Arrangement, it may provide Axcan employees, including its executive officers, with similar benefits to which they now receive, which benefits may include participation in an equity compensation plan of the Purchaser or one of its affiliates.

Executive Compensation Table

        The table below sets forth, as of December 20, 2007, for each of our executive officers: (a) the number of Options held by such person that will vest upon consummation of the Arrangement, (b) the cash payment that may be made in respect of the foregoing Options, upon the consummation of the Arrangement, (c) the number of RSUs held by such person that will vest upon consummation of the Arrangement, (d) the cash payment that may be made in respect of the foregoing RSUs upon the consummation of the Arrangement, (e) the number of Common Shares owned by such person and (f) the cash amount representing their Common Share ownership (in all cases before applicable withholding taxes).

	Options		RSUs
Name	Number (#)	Cash Payment(1) (US$)	Number (#)	Cash Payment (US$)	Personal Ownership of Common Shares (#)	Personal Ownership of Common Shares (US$)
Dr. Frank A.G.M. Verwiel, President and Chief Executive Officer	136,274	997,501	31,550	736,692.50	2,561	59,799.35
Martha D. Donze, Vice-President, Corporate Administration	16,394	145,799	7,850	183,297.50	1,000	23,350
Nicholas Franco, Senior Vice-President, International Commercial Operations	40,000	143,492	None	None	None	None
Steve Gannon, Senior Vice-President and Chief Financial Officer	56,627	397,253	6,250	145,937.50	1,887	44,061.45
David W. Mims, Executive Vice-President and Chief Operating Officer	31,114	276,783	16,100	375,935.00	1,000	23,350
Marc Rivière, Vice-President, Clinical Development	30,000	146,707	None	None	754	5,930.90
Guy Rousseau, Vice-President, Regulatory	24,000	167,732	None	None	738	17,232.30
Richard Tarte, Vice-President, Corporate Development, General Counsel and Assistant-Secretary	26,394	229,416	7,850	183,297.50	2,062	48,147.70
Darcy Toms, Vice-President, Business Development	40,000	297,200	None	None	None	None
Total of all executive officers	400,803	2,801,883	69,600	1,625,160.00	10,002	221,871.70

(1)
Assuming conversion rate of 1.00 CAD = 0.9946 USD for purposes of converting exercise price of options expressed in Canadian dollars.

Intentions of Directors and Executive Officers

        The directors and executive officers of Axcan have all indicated that they intend to vote for the Arrangement Resolution.

Sources of Funds for the Arrangement

        The obligations of Atom under the Arrangement Agreement are not conditional on it obtaining financing. An aggregate amount of approximately US$1,323 million will be required to fund the transactions under the Arrangement. In the Arrangement Agreement, Atom represented that in order to fund the transactions under the Arrangement, it had received commitments for debt financing of up to US$750 million and equity financing of up to US$520 million. However, the allocation between debt and equity financing as set out above may vary before the Effective Time. The remaining amount will be funded using cash on hand of the Company. The summary below reflects the terms of the debt and equity commitments received by the Purchaser in connection with the execution of the Arrangement Agreement. The Purchaser may amend the terms of its debt financing provided that the Purchaser shall not permit any amendment, modification, substitution, alteration or replacement that would reasonably be expected to materially impair, delay or prevent the completion of the transactions contemplated by the Arrangement Agreement. For purposes of this section, references to the Purchaser mean Atom and/or the Purchaser, as applicable.

Debt Financing

        Pursuant to the Debt Commitment Letter dated as of December 3, 2007 to Atom from Bank of America, N.A. ("Bank of America"), Banc of America Bridge LLC ("Bank of America Bridge"), Banc of America Securities LLC ("BAS", and together with Bank of America and Bank of America Bridge, "BofA"), HSBC Bank USA, N.A. ("HSBC Bank"), HSBC Securities (USA) Inc. ("HSBC Securities" and together with HSBC Bank, "HSBC"), Royal Bank of Canada ("Royal Bank") and RBC Capital Markets ("RBCMC" and together with Royal Bank "RBC" and collectively with BofA and HSBC, the "Commitment Parties"):

  •
  Bank of America, HSBC Bank and Royal Bank have severally and not jointly committed to provide to the Purchaser, 40%, 40% and 20% of, respectively, senior secured credit facilities (the "Secured Facilities") comprised of a senior secured term loan facility in an aggregate principal amount of US$350 million, and other senior secured facilities in an aggregate principal amount of US$125 million that are expected to be substantially undrawn at the closing of the transactions contemplated by the Arrangement Agreement; and

  •
  Bank of America, HSBC Bank and Royal Bank have severally and not jointly committed to provide to the Purchaser, 40%, 40% and 20% of, respectively, a senior unsecured increasing rate bridge credit facility (the "Bridge Facility" and together with the Secured Facilities, the "Facilities") in an aggregate amount of US$275 million to the extent the offering of all or any of US$275 million senior unsecured notes (the "Senior Notes") is not completed on or prior to the Effective Date of the arrangement.

        Each commitment above is subject to the conditions set forth in the Debt Commitment Letter. The debt commitments expire on July 25, 2008.

Conditions Precedent to the Debt Commitments

        The obligation of the Commitment Parties to provide the Facilities is subject to customary conditions, including, but not limited to the following:

  •
  there not having been any Material Adverse Effect since December 3, 2007;

  •
  the consummation of the Arrangement as contemplated by the Plan of Arrangement in accordance with the terms of the Arrangement Agreement;

  •
  the capital contribution of the equity financing, as described under the section "Sources of Funds for the Arrangement — Equity Financing", having been made;

  •
  the execution of definitive loan and security documentation; and

  •
  other customary limited conditions for financings of this type.

Senior Secured Credit Facilities

        The borrower under the Secured Facilities will be Atom and, with respect to a portion of the term loans, the Purchaser or an affiliate (the "Canadian Borrower"). The Secured Facilities will be comprised of senior secured term loan facilities, and senior secured revolving credit facility. The term facilities are expected to have a maturity of seven years and the revolving facility is expected to have a maturity of six years. The revolving facility is expected to include sublimits for the issuance of letters of credit and swingline loans.

        Obligations of Atom under the Secured Facilities will be unconditionally guaranteed jointly and severally on a senior secured basis by Atom and each existing and subsequently acquired or organized direct or indirect wholly-owned U.S. subsidiary of Atom (subject to certain exceptions) ("US Guarantors"). Obligations of the Canadian Borrower under the Secured Facilities will be unconditionally guaranteed jointly and severally on a senior secured basis by Atom, the Purchaser, and each existing and subsequently acquired or organized direct or indirect wholly owned U.S. or Canadian subsidiaries of the Purchaser (subject to certain exceptions) ("Canadian Guarantors").

        The obligations of the Purchaser, the Canadian Borrower, the US Guarantors and the Canadian Guarantors under the Secured Facilities will be secured by substantially all present and future assets of the Purchaser, the Canadian Borrower, each of the US Guarantors and each Canadian Guarantor, including but not limited to: (i) substantially all of the assets of the Purchaser, the Canadian Borrower, the US Guarantors and the Canadian Guarantors consisting of accounts receivable, inventory, cash, equipment, fee-owned real property and, in each case, proceeds thereof, (ii) all the capital stock of the Purchaser and wholly-owned subsidiaries held by the Purchaser, the Canadian Borrower, the US Guarantors and the Canadian Guarantors (which pledge, in the case of foreign subsidiaries, shall be limited to 65% of the voting stock of material first-tier foreign subsidiaries), and (iii) substantially all other personal property of the Company and the guarantors, and with respect to clauses (i) through (iii), in each case subject to permitted liens and to customary exceptions.

        The Secured Facilities will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, liens, investments, sales of assets, mergers and acquisitions, transactions with affiliates and restricted payments. The Secured Facilities will also include customary events of default.

Senior Notes/Senior Bridge Facility

        The Senior Notes are expected to be issued contemporaneously with the completion of the Arrangement and will bear interest at the market rates prevailing at the time of issuance for securities with comparable terms and maturities If the Senior Notes are issued, Atom does not expect to avail itself of the Bridge Facility.

        The borrower under the Bridge Facility will be Atom. Up to US$275 million in senior bridge loans will be made, provided that such amount shall be reduced by the aggregate principal amount of any Senior Notes issued on or prior to the Effective Date. The senior bridge loans will constitute senior indebtedness of Atom. The guarantors of the obligations of Atom under the Secured Facilities will jointly and severally guarantee the Bridge Facility on a senior unsecured basis, with the guarantee of each such guarantor under the senior bridge loans being pari passu in right of payment with all obligations under the senior secured credit facilities.

Equity Financing

        Atom has provided an Equity Commitment Letter pursuant to which the Equity Sponsor has agreed to provide equity financing to the Purchaser in an aggregate amount of up to US$520 million to be used by Atom, together with the debt financing contemplated in the Debt Commitment Letter and the cash of the Company, to acquire the Company. The obligations of the Equity Sponsor to provide the equity financing on the terms outlined in the Equity Commitment Letter are subject to the satisfaction or waiver of all conditions precedent to the Purchaser's obligation to consummate the Arrangement under the Arrangement Agreement and the substantially contemporaneous funding of the Facilities. The equity commitment of the Equity Sponsor in the Equity Commitment Letter expires immediately upon the earliest to occur of (a) the valid termination of the Arrangement Agreement in accordance with its terms, (b) the Company or any of its affiliates accepting payment under the Limited Guarantee by the Equity Sponsor in favor of the Company dated as of November 29,

2007, or (c) the Company or any of its affiliates asserting a claim against the Equity Sponsor or any of its affiliates.

Limited Guarantee

        Pursuant to the Limited Guarantee, the Equity Sponsor unconditionally and irrevocably guarantees the due and punctual discharge of the payment obligations of the Purchaser (if any) arising under the Arrangement Agreement in an aggregate amount of up to US$50 million. The Limited Guarantee terminates immediately upon the earliest to occur of (a) the Effective Time, (b) if the Arrangement Agreement has been terminated in accordance with its terms (other than pursuant to the mutual agreement of the parties or upon the failure to receive requisite approval for the Arrangement at the Meeting) and (i) no claim has been presented thereunder, the first anniversary of such termination, or (ii) a claim has been presented thereunder, the later of the first anniversary of such termination and the date such claim is resolved, (c) the termination of the Arrangement Agreement pursuant to the mutual agreement of the parties or upon the failure to receive requisite approval for the Arrangement at the Meeting, or (d) November 29, 2009.

SUMMARY OF ARRANGEMENT AGREEMENT

The Arrangement Agreement

        On November 29, 2007, Axcan and Atom entered into the Arrangement Agreement. Atom subsequently assigned certain of its rights and obligations under the Arrangement Agreement to the Purchaser on December 19, 2007. For purposes of this section, references to the Purchaser mean Atom and/or the Purchaser, as applicable.

        The Arrangement Agreement and the Plan of Arrangement are the legal documents that govern the Arrangement. This section of the Circular describes the material provisions of the Arrangement Agreement but does not purport to be complete and may not contain all of the information about the Arrangement Agreement that is important to you. This summary is qualified in its entirety by reference to the Arrangement Agreement, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. We encourage you to read the Arrangement Agreement in its entirety. It is an agreement that establishes and governs the legal relationships between Axcan and the Purchaser with respect to the transactions described in this Circular. It is not intended to be a source of factual, business or operational information about Axcan or the Purchaser.

Representations and Warranties

        The Arrangement Agreement contains representations and warranties made by Axcan to the Purchaser and representations and warranties made by the Purchaser to Axcan. The assertions embodied in those representations and warranties were made solely for purposes of the Arrangement Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms. Moreover, some of those representations and warranties are subject to a contractual standard of materiality or Material Adverse Effect different from that generally applicable to public disclosure to Shareholders, or are used for the purpose of allocating risk between the parties to the Arrangement Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

        In the Arrangement Agreement, Axcan and the Purchaser have each made representations and warranties relating to, among other things: corporate existence and power; corporate authorization; governmental authorization; non-contravention of constating documents and Applicable Law; litigation; and finders' fees.

        In addition to the foregoing representations and warranties, the Purchaser made representations and warranties for the benefit of Axcan relating to the sufficiency of committed funds to give effect to the transactions contemplated by the Arrangement Agreement; security ownership with respect to holdings by the Purchaser Parties in Axcan securities; and the execution and delivery of the Limited Guarantee.

        Axcan also made representations and warranties for the benefit of the Purchaser with respect to Axcan's capitalization; subsidiaries; securities laws matters; financial statements; absence of certain changes since September 30, 2006; lack of undisclosed material liabilities; compliance with laws; regulatory compliance; taxes;

employee plans; collective agreements; environmental matters; real property; personal property; intellectual property; Material Contracts; indebtedness; foreign private issuer; insurance; and opinion of financial advisor.

        Certain of the representations and warranties of Axcan in the Arrangement Agreement are expressly qualified by reference to a "Material Adverse Effect", which means any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have an effect that, individually or in the aggregate, (i) is or would reasonably be expected to be material and adverse to the business, assets, financial condition or the results of operations of Axcan and its Subsidiaries, taken as a whole, or (ii) would reasonably be expected to materially impair or delay the ability of Axcan to consummate the Arrangement, provided that the pendency of any litigation seeking to prohibit the consummation of the Arrangement shall be disregarded for the purposes of this paragraph (ii); except any such effect resulting from or arising in connection with: (a) any change in GAAP; (b) any adoption, proposal, implementation or change in Applicable Law or any interpretation thereof by any Governmental Authority; (c) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets; (d) any change affecting the industry in which Axcan and its Subsidiaries operate; (e) any natural disaster; (f) the announcement of the Arrangement Agreement or of the transactions contemplated thereby, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of Axcan or any of its Subsidiaries with any of their employees, financing sources, shareholders, vendors, distributors, customers or partners as a result of such announcement; (g) any change in the market price or trading volume of any securities of Axcan (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred), or any suspension of trading in securities generally on any securities exchange on which any securities of Axcan trade; (h) the failure of Axcan in and of itself to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred); (i) any approval, commercialization, introduction or availability of a generic, bioequivalent or therapeutically interchangeable product to URSO, CANASA and CARAFATE, or any announcement by any person of their intention to do so; (j) any actions taken (or omitted to be taken) upon the written request of the Purchaser; or (k) any action taken by Axcan or any of its Subsidiaries which is required pursuant to the Arrangement Agreement (other than (i) pursuant to any requirement to operate in the ordinary course of business consistent with past practice or to make the representations and warranties of Axcan accurate, or (ii) the consummation of the Arrangement); provided, however, that with respect to clauses (b), (c), (d) and (e), such matter does not have a materially disproportionate effect on Axcan and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industry in which Axcan and/or its Subsidiaries operate.

Conduct of Business Prior to the Effective Time

        Axcan has agreed that prior to the Effective Time, except (i) as set forth in the Company Disclosure Letter, (ii) as required by the Arrangement Agreement, (iii) or as required by Applicable Law or Governmental Authority, it will conduct its business and cause its Subsidiaries to conduct their business in the ordinary course consistent with past practice, and will use its commercially reasonable efforts to preserve intact in all material respects the present business organization of Axcan and its Subsidiaries. In connection with this general covenant, Axcan has also agreed that, prior to the Effective Time, and except (i) as set forth in the Company Disclosure Letter, (ii) as required by the Arrangement Agreement, (iii) or as required by Applicable Law or Governmental Authority, Axcan will not, nor will it permit any of its Subsidiaries to, except with the prior consent of Purchaser:

  •
  amend its constating documents or the constating documents of its Subsidiaries;

  •
  split, combine or reclassify any shares of Axcan;

  •
  redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of capital stock of Axcan or any of its Subsidiaries, except in certain specific circumstances;

  •
  issue, deliver, sell, or grant any Lien, or authorize the issuance, delivery, sale or Lien of any shares of capital stock, or any options, warrants or similar rights exercisable for or convertible into such capital stock, of Axcan or any of its Subsidiaries, subject to certain limited exceptions;

  •
  acquire (by merger, consolidation, acquisition of stock or assets, in-licensing of intellectual property or otherwise), directly or indirectly, assets, securities, properties, interests or businesses having a cost, on a per transaction or series of related transactions basis, in excess of US$5 million, other than ordinary course procurement contracts or the acquisition of inventory or other assets for resale or use by Axcan and/or any of its Subsidiaries or their respective customers in connection with the ordinary course operation of their businesses;

  •
  sell, lease or otherwise transfer (including by out-licensing of intellectual property), any assets, securities, properties, interests or businesses, having a cost or proceeds, as applicable, on a per transaction or series of related transactions basis, in excess of US$5 million, other than, the sale, lease or other use or transfer of inventories and products in the ordinary course of business;

  •
  make any loans, advances or capital contributions to, or investments in, in an amount on a per transaction or series of related transactions basis in excess of US$5 million, in any other person, other than Axcan or any wholly-owned Subsidiary of Axcan;

  •
  create, incur, assume or otherwise become liable for, any indebtedness for borrowed money or guarantees thereof in an amount, on a per transaction or series of related transactions basis, in excess of US$5 million, other than (i) indebtedness owing by one Subsidiary of Axcan to Axcan or any Subsidiary of Axcan or of Axcan to another Subsidiary of Axcan in the ordinary course consistent with past practice; (ii) in connection with the refinancing of indebtedness outstanding on November 29, 2007 in an amount not to exceed the principal amount outstanding on November 29, 2007; (iii) in connection with advances under Axcan's or any Subsidiary's existing credit facilities described in the Company Disclosure Letter as of November 29, 2007; or (iv) indebtedness entered into in the ordinary course, consistent with past practice and not exceeding US$5 million in the aggregate;

  •
  enter into any agreement before and after the Effective Time that limits or otherwise restricts in any material respect Axcan or any of its Subsidiaries or any successor thereto, from competing in any manner that is material to Axcan in any location or with any person, other than in connection with the renewal or extension of any existing agreements on substantially similar terms;

  •
  except (x) as required by Applicable Law or by the terms of the Employee Plans or (y) in the case of clauses (ii) through (iv), with respect to Axcan employees but not to directors or executive officers, in the course of ordinary business consistent with past practice, including in respect of year-end compensation: (i) increase any severance, change of control, bonus or termination pay to (or amend any existing arrangement with) any employee, director or executive officer of Axcan or any of its Subsidiaries; (ii) increase the benefits payable under any existing severance or termination pay policies or employment agreements with any employee, director or executive officer of Axcan or any of its Subsidiaries; (iii) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any employee, director or executive officer of Axcan or any of its Subsidiaries; or (iv) increase compensation, bonus levels or other benefits payable to any employee, director or executive officer of Axcan or any of its Subsidiaries;

  •
  make any material change in the Axcan's methods of accounting, except as required by concurrent changes in GAAP, or pursuant to written instructions, comments or orders from the SEC, the Autorité des marchés financiers or any applicable Securities Authority;

  •
  pay, waive, satisfy, compromise or settle any claim or consent to the same, other than in the ordinary course of business that involve only the payment not in excess, individually or in the aggregate, of US$5 million, and in any case without the imposition of equitable or other relief on, or the admission of wrongdoing by, Axcan or any of its Subsidiaries; provided, however, that notwithstanding the foregoing, Axcan shall not waive, satisfy, compromise or settle any claim, (absolute, accrued, asserted or unasserted, contingent or otherwise) relating to the Arrangement Agreement or the transactions contemplated hereby, or consent to the same;

  •
  enter into, renew, materially amend, waive any rights under or terminate any Material Contract or a Material Contract (1) breached, violated or defaulted by Axcan or (2), to the knowledge of Axcan, has been breached or defaulted by another party thereto, and would cause a Material Adverse Effect, except in the ordinary course of business consistent with past practice;

  •
  make, change, revoke or rescind any material Tax election or, settle or compromise any material liability for Taxes, file any amended tax return involving a material amount of additional Taxes (except as required by Applicable Law), enter into any closing agreement relating to a material amount of Taxes, surrender any right to claim a material tax refund, or waive or extend the statute of limitations in respect of Taxes (other than pursuant to extensions of time to file tax returns obtained in the ordinary course of business);

  •
  enter into, amend or modify any union recognition agreement, collective agreement or similar agreement with any trade union or representative body other than in the ordinary course of business consistent with past practice;

  •
  grant or commit to grant a license or otherwise transfer any intellectual property owned by Axcan or rights in or in respect thereto that is material to Axcan and its Subsidiaries taken as a whole, other than to wholly-owned Subsidiaries; or

  •
  agree, resolve or commit to do any of the foregoing.

        If Axcan should declare, set aside or pay any dividend or other distribution after November 29, 2007, other than pursuant to any Pre-Acquisition Reorganization, then the Purchaser may make such related adjustments as it deems appropriate to the Consideration.

Non-Solicitation Covenant and 'Fiduciary Out'

        Except as set out below, Axcan has agreed not to, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of Axcan or any of its Subsidiaries (collectively, "Representatives"): (i) solicit or initiate (including by furnishing information or entering into any contract) any inquiries or proposals regarding an Acquisition Proposal; (ii) participate in any substantive discussions or negotiations with any Person (other than the Purchaser Parties) regarding an Acquisition Proposal; (iii) make a Change in Recommendation; (iv) accept, approve, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than 15 days following the formal announcement of such Acquisition Proposal shall not be considered to be in violation of the non-solicitation covenants of the Arrangement Agreement); or (v) accept, approve, endorse or enter into, or publicly propose to accept, approve, endorse or enter into, any contract in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by the non-solicitation covenants of the Arrangement Agreement and other than any public disclosure by Axcan of any action taken pursuant to the termination provisions of the Arrangement Agreement).

        Except as otherwise set forth below, Axcan has agreed, and has agreed to cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted before November 29, 2007 by Axcan, its Subsidiaries or any Representatives with respect to any Acquisition Proposal, and Axcan has agreed to discontinue access to its data room (and not to establish or to allow access to any other data rooms, (virtual or otherwise) or otherwise furnish information) and to request, to the extent that it is entitled to do so, the return or destruction of all confidential information regarding Axcan and its Subsidiaries previously provided to any such Person or any other Person and to request, to the extent that it is entitled to do so (and exercise all rights it has to require), the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding Axcan and its Subsidiaries. Axcan has also agreed that neither it, nor any of its Subsidiaries, will terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it or any of its Subsidiaries is a party, other than the standstill agreements entered into with UCB Pharma, AstraZeneca, Wyeth Pharmaceuticals and Novartis.

Superior Proposal

        Notwithstanding the non-solicitation provisions of the Arrangement Agreement and any other provision of the Arrangement Agreement or of any other agreement between Axcan and any other Person, including the provisions of any confidentiality or standstill agreement, if at any time following November 29, 2007 and prior to obtaining the approval of the Arrangement Resolution by Shareholders at the Meeting, Axcan receives a written Acquisition Proposal, other than an Acquisition Proposal that resulted from a breach of the non-solicitation covenants of the Arrangement Agreement by Axcan, its Subsidiaries or Representatives, that the Board determines in good faith, after consultation with its financial advisors and outside counsel, constitutes or could reasonably be expected to lead to a Superior Proposal, then Axcan may:

  •
  furnish information with respect to Axcan and its Subsidiaries to the Person making such Acquisition Proposal; and/or

  •
  enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the Person making such Acquisition Proposal,

provided that Axcan may not, and may not allow its Representatives to, disclose any non-public information to such Person without entering into a confidentiality agreement with such Person that contains provisions that are no less favourable in the aggregate to Axcan than those contained in the confidentiality agreement with the Purchaser Parties, except that such agreement may contain a less restrictive or no standstill restriction and may specifically release such Person from any existing standstill restriction, (a correct and complete copy of which confidentiality agreement shall be provided to the Purchaser before any such non-public information is provided) and provided that such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with Axcan and may not restrict Axcan or its Subsidiaries from complying with the non-solicitation provisions of the Arrangement Agreement, and Axcan must promptly provide to the Purchaser any material non-public information concerning Axcan or its Subsidiaries provided to such other Person which was not previously provided to the Purchaser.

Purchaser Right to Match

        Axcan cannot accept, approve, recommend or enter into any agreement relating to an Acquisition Proposal (other than a confidentiality agreement complying with the requirements set out above under "Summary of Arrangement Agreement — Non-Solicitation Covenant and 'Fiduciary Out"' and " — Superior Proposal") unless (i) the Acquisition Proposal did not result from the willful or intentional breach of the non-solicitation covenants of the Arrangement Agreement by Axcan or any Representative acting at the direction of or on behalf of Axcan, (ii) the Board determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes a Superior Proposal, (iii) Axcan has provided the Purchaser with a copy of such Acquisition Proposal, (iv) a period (the "Matching Period") of three Business Days has lapsed from the date (the "Notice Date") that is the later of (a) the date the Purchaser received written notice of Axcan's proposed determination to take such action, and (b) the date the Purchaser received a copy of the Acquisition Proposal, (v) during the Matching Period, the Purchaser shall have the opportunity (but not an obligation) to offer to amend the terms and conditions of the Arrangement Agreement such that the Acquisition Proposal would cease to be a Superior Proposal, (vi) after the Matching Period, the Board (a) determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal continues to constitute a Superior Proposal and (b) determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under Applicable Law, (vii) prior to or simultaneously with taking such action, Axcan (a) terminates the Arrangement Agreement pursuant to the termination provisions of the Arrangement Agreement and (b) pays the Termination Fee, and (viii) promptly following such termination, Axcan enters into a definitive agreement with the Person making such Superior Proposal. Each successive material modification (including any increase in the proposed price) of any Acquisition Proposal shall constitute a new Acquisition Proposal for these purposes, provided that the Matching Period in respect of such new Acquisition Proposal shall extend only until the later of the end of the initial three Business Day Matching Period and 48 hours after the Notice Date in respect of the new Acquisition Proposal.

Change in Recommendation

        Subject to the provision set out above under "Summary of Arrangement Agreement — Purchaser Right to Match", in the case of a Change in Recommendation relating to an Acquisition Proposal, nothing contained in the Arrangement Agreement shall prohibit the Board from making a Change in Recommendation or from making any disclosure to any securityholders of Axcan prior to the Effective Time, including disclosure of a Change in Recommendation, if, in the good faith judgment of the Board, after consultation with outside legal counsel, failure to make such Change in Recommendation or make such disclosure would be inconsistent with the Board's exercise of its fiduciary duties or such Change in Recommendation or disclosure is otherwise required under Applicable Law, provided that in the event of a Change of Recommendation and a termination by the Purchaser of the Arrangement Agreement in accordance with its terms, Axcan shall pay the Termination Fee as required by the Arrangement Agreement. The Board may not make a Change in Recommendation unless Axcan gives the Purchaser at least two Business Days prior written notice of its intention to make such Change in Recommendation.

Financing Covenants

        The Purchaser has agreed that it will use its commercially reasonable efforts to satisfy, on a timely basis, all the conditions precedent (the extent within the control of the Purchaser or requiring action or cooperation of Purchaser) and to consummate the financings contemplated by the Debt Commitment Letter and the Equity Commitment Letter that are within its control and, upon breach, will enforce its rights under such financing arrangements. The Purchaser has no obligation to consummate the Arrangement or to cause the lenders or any other Persons providing the financing to fund the financing required to consummate the Arrangement prior to the end of the Marketing Period. The Purchaser has acknowledged and agreed that its obtaining financing is not a condition to any of its obligations under the Arrangement Agreement.

        Axcan has agreed to use, and to cause its Subsidiaries to use, its commercially reasonable efforts to provide co-operation to the Purchaser and its financing sources as the Purchaser may reasonably request in connection with the arrangements by the Purchaser to obtain the Debt Financing (provided that such co-operation does not unreasonably interfere with the ongoing operations of Axcan and its Subsidiaries or unreasonably interfere with or hinder or delay the performance by Axcan or its Subsidiaries of their other obligations under the Arrangement Agreement), including among other things: (a) participating in meetings, drafting sessions, road shows, and due diligence sessions and sessions with rating agencies; (b) assisting the Purchaser and the Commitment Parties in the preparation of materials for offering and marketing documents, rating agency, lender and investor presentations and similar documents (provided that Axcan need not issue any private placement memoranda or prospectuses in relation to debt securities); (c) cooperating with the Purchaser in connection with applications to obtain such consents, approvals or authorizations which may be reasonably necessary or desirable in connection with the Debt Financing; (d) cooperating with the Purchaser to satisfy the conditions precedent to the Debt Financing to the extent within the control of Axcan and its Subsidiaries, (e) executing and delivering, as of the Effective Time, any pledge and security documents, guarantees, currency or interest hedging arrangements or other definitive financing documents or other certificates and documents as may be reasonably requested by the Purchaser or otherwise facilitating the pledging of collateral as may be reasonably requested by the Purchaser; (f) obtaining customary comfort letters and consents of accountants from Axcan's independent auditors; (g) preparing and furnishing the Purchaser and its financing sources as promptly as reasonably practicable with the Required Information; and (h) taking all corporate actions, subject to the Effective Time, reasonably requested by the Purchaser to permit the marketing and consummation of the Debt Financing.

        Notwithstanding the foregoing, Axcan will not be required to (a) pay any commitment or other similar fee or incur any other liability in connection with any Debt Financing prior to the Effective Time or incur any out-of-pocket expenses in connection with the Debt Financing unless reimbursed by the Purchaser or (b) commit to take any action that is not contingent on the consummation of the transactions at the Effective Time or (c) disclose any information that in the reasonable judgment of Axcan would result in the disclosure of any material trade secrets or similar information or violate any material obligations of Axcan or any other person with respect to confidentiality. All material, non-public information regarding Axcan and its Subsidiaries provided to the Purchaser or its Representatives shall be kept confidential by them in accordance with the

Confidentiality Agreement except for disclosure to potential investors and lenders and their respective representatives and rating agencies as required in connection with the Debt Financing subject to customary confidentiality protections. Nothing contained in the Arrangement Agreement requires Axcan to be an issuer or other obligor with respect to the Debt Financing prior to the Effective Date.

Pre-Closing Reorganizations

        Upon the reasonable request by the Purchaser, Axcan shall, at the expense of the Purchaser, use its commercially reasonable efforts to: (a) effect such reorganizations of its business, operations and assets, or those of any of its Subsidiaries as Purchaser may request (each a "Pre-Acquisition Reorganization") and (b) co-operate with Purchaser and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken, provided, however, that Axcan need not effect any Pre-Acquisition Reorganization which, in the reasonable opinion of Axcan, (i) would require Axcan to obtain the approval of the Shareholders in respect of such Pre-Acquisition Reorganization other than at the Meeting, (ii) would prejudice the Shareholders in any respect, or (iii) would delay, impair or impede the completion of the Arrangement or the ability of the Purchaser to obtain any financing required by it in connection with the transactions contemplated by the Arrangement Agreement.

        The Purchaser shall provide written notice to Axcan of any proposed Pre-Acquisition Reorganization at least 15 Business Days prior to the Effective Date. Upon receipt of such notice, the Purchaser and Axcan (and where relevant, its Subsidiaries) shall co-operate and use commercially reasonable efforts to prepare all documentation and do all things as are necessary to give effect to such Pre-Acquisition Reorganization, immediately prior to the Effective Date. The Pre-Acquisition Reorganizations shall not be considered in determining whether a representation, warranty or covenant of Axcan under the Arrangement Agreement has been breached. No Pre-Acquisition Reorganization will be made effective unless (a) the Purchaser has waived or confirmed the satisfaction of all conditions in its favour under the mutual conditions precedent and conditions precedent to the obligations of the Purchaser provisions under the Arrangement Agreement (other than satisfaction of conditions that, by their terms, cannot be satisfied until the Effective Time) and has confirmed that it is prepared proceed to effect the Arrangement, and (b) Axcan, its Subsidiaries and their respective Representatives, shall have received an indemnity from the Purchaser from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with any Pre-Acquisition Reorganization.

Director and Officer Liability

        From and after the Effective Time, the Purchaser has agreed, and agreed to cause Axcan to, indemnify and hold harmless, to the fullest extent permitted under Applicable Law (including with respect to the advance of expenses as incurred), each present and former director and officer of Axcan and its Subsidiaries (each, an "Indemnified Person") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding, arbitration, mediation or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Person's service as a director or officer of Axcan and/or any of its Subsidiaries or services performed by such Persons at the request of Axcan and/or any of its Subsidiaries at or prior to or following the Effective Time whether asserted or claimed prior at or after the Effective Time.

        Prior to the Effective Time, Axcan has agreed and, if Axcan is unable to, the Purchaser has agreed to cause Axcan as of the Effective Time, to obtain and fully pay a single premium for the extension of the directors' and officers' liability coverage of Axcan's and its Subsidiaries' existing directors' and officers' insurance policies for a claims reporting or run-off and extended reporting period and claims reporting period of at least six years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as Axcan's current insurance carriers with respect to directors' and officers' liability insurance), and with terms, conditions, retentions and limits of liability that are no less advantageous to the Indemnified Persons than the coverage provided under Axcan's and its Subsidiaries' existing policies. If Axcan for any reason fails to obtain such "run off" insurance policies as of the Effective Time, Axcan has agreed to continue to maintain in effect for a period of at least six years from and after the Effective Time the directors' and officers' liability insurance in place as of November 29, 2007 with terms, conditions, retentions and limits of liability that are no less advantageous than the coverage provided under the Axcan's and its Subsidiaries' existing policies as of November 29, 2007, or purchase comparable directors' and officers' liability insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable to the Indemnified Persons as provided in Axcan's existing policies as of November 29, 2007.

Mutual Covenants

        The Purchaser and Axcan have agreed to use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by the Arrangement Agreement as soon as practicable, including:

  •
  preparing and filing as promptly as practicable all necessary documents, registrations, statements, petitions, filings and applications for the Regulatory Approvals and using their commercially reasonable efforts to obtain and maintain such Regulatory Approvals;

  •
  using commercially reasonable efforts to oppose, lift or rescind any injunction or restraining or other order seeking to stop, or otherwise adversely affecting its ability to consummate, the Arrangement and to defend, or cause to be defended, any Proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement Agreement or the consummation of the transactions contemplated by the Arrangement Agreement; and

  •
  carrying out the terms of the Interim Order and Final Order applicable to it and using commercially reasonable efforts to comply promptly with all requirements which Applicable Laws may impose on it or its Subsidiaries or affiliates with respect to the transactions contemplated hereby.

Employee Matters

        From and after the Effective Time, the Purchaser shall honour and perform, or cause Axcan to honour and perform, all of the obligations of Axcan and any of its Subsidiaries under employment and other agreements with current or former employees and Employee Plans in accordance with their terms as in effect immediately before the Effective Time; provided that such obligations do not preclude Axcan from terminating or amending any Employee Plan in accordance with its terms nor give any employees of Axcan or any of its Subsidiaries any right to continued employment nor impair in any way the right of Axcan or any of its Subsidiaries to terminate the employment of any employees.

Mutual Conditions Precedent

        The obligations of the Parties to complete the transactions contemplated by the Arrangement Agreement are subject to the fulfillment, as of the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

  •
  the Arrangement Resolution shall have been approved and adopted by the Shareholders at the Meeting in accordance with the Interim Order;

  •
  the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to Axcan and the Purchaser, acting reasonably, on appeal or otherwise;

  •
  no Applicable Law shall be in effect that prohibits the consummation of the Arrangement;

  •
  the Regulatory Approvals shall have been obtained; and

  •
  the Arrangement Agreement shall not have been terminated in accordance with its terms.

Additional Conditions Precedent to the Obligations of the Purchaser

        The obligations of the Purchaser to complete the transactions contemplated by the Arrangement Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of the Purchaser and may be waived by the Purchaser which in certain cases shall require an Axcan officer's certificate confirming the same):

  •
  all covenants of Axcan under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by Axcan in all material respects;

  •
  the representations and warranties of Axcan with respect to its corporate existence and power, corporate authorization and capitalization shall be true and correct as of the Effective Time (except to the extent all mistakes with respect to capitalization do not result in losses to the Purchaser in excess of US$1 million in the aggregate). The other representations and warranties of Axcan set forth in the Arrangement Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and

  •
  since November 29, 2007, there has not been any Material Adverse Effect.

Additional Conditions Precedent to the Obligations of Axcan

        The obligations of Axcan to complete the transactions contemplated by the Arrangement Agreement shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of Axcan and may be waived by Axcan and which in certain cases shall require a Purchaser officer's certificate confirming the same):

  •
  all covenants of the Purchaser under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by the Purchaser in all material respects;

  •
  the representations and warranties of the Purchaser set forth in the Arrangement Agreement shall be true and correct in all material respects as of the Effective Time as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date, and except in each case, for those representations and warranties that are subject to a materiality qualification, which must be true and correct in all respects); and

  •
  the Purchaser shall have deposited or caused the Purchaser Parties to have deposited with the Depositary in escrow (the terms and conditions of such escrow to be satisfactory to Axcan, acting reasonably), in accordance with the Arrangement Agreement, the funds required to effect payment in full of the aggregate Consideration to be paid pursuant to the Arrangement and the Depositary shall have confirmed to Axcan receipt of these funds.

Termination of the Arrangement Agreement

        The Arrangement Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Arrangement Agreement or the Arrangement Resolution or the Arrangement by the Shareholders and/or the Court):

  •
  by mutual written agreement of Axcan and the Purchaser; or

  •
  by either Axcan or the Purchaser, if:

  (a)
  the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate the Arrangement Agreement shall not be available to any party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Time to occur by such date;

  (b)
  after November 29, 2007, there shall be enacted or made any Applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Axcan or the Purchaser from consummating the Arrangement and such Applicable Law (if applicable) or enjoinment shall have become final and non-appealable; or

  (c)
  the Arrangement Resolution shall have failed to receive the requisite vote for approval at the Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order; or

  •
  by the Purchaser, if:

  (a)
  prior to obtaining the approval of the Arrangement Resolution by the Shareholders, the Board withdraws, amends, modifies or qualifies, in a manner adverse to the Purchaser, the approval or recommendation of the Board of the Arrangement (a "Change in Recommendation") (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than 15 days following the formal announcement thereof shall not be considered a Change in Recommendation); or

  (b)
  a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Axcan set forth in the Arrangement Agreement shall have occurred that would cause the conditions described above under "Summary of Arrangement Agreement — Mutual Conditions Precedent" or "Summary of Arrangement Agreement — Additional Conditions Precedent to the Obligations of the Purchaser" not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that the Purchaser is not then in breach of the Arrangement Agreement so as to cause any of the conditions described above under "Summary of Arrangement Agreement — Mutual Conditions Precedent" or "Summary of Arrangement Agreement — Additional Conditions Precedent to the Obligations of Axcan" not to be satisfied; or

  (c)
  the Board authorizes Axcan, in accordance with the mechanisms contemplated by the Arrangement Agreement, to enter into a written agreement (other than a confidentiality agreement permitted by the non-solicitation provisions of the Arrangement Agreement) concerning a Superior Proposal; or

  •
  by Axcan, if:

  (a)
  the Board authorizes Axcan, in accordance with the mechanisms contemplated by the Arrangement Agreement, to enter into a written agreement (other than a confidentiality agreement permitted the non-solicitation provisions of the Arrangement Agreement) concerning a Superior Proposal;

  (b)
  a breach of any representation or warranty or failure to perform any covenant or agreement on the part of any of the Purchaser Parties set forth in the Arrangement Agreement shall have occurred that would cause the conditions described above under "Summary of Arrangement Agreement — Mutual Conditions Precedent" or "Summary of Arrangement Agreement — Additional Conditions Precedent to the Obligations of Axcan" not to be satisfied, and such condition is incapable of being satisfied by the Outside Date; provided that Axcan is not then in breach of the Arrangement Agreement so as to cause any of the conditions described above under "Summary of Arrangement Agreement — Mutual Conditions Precedent" or "Summary of Arrangement Agreement — Additional Conditions Precedent to the Obligations of the Purchaser" not to be satisfied; or

  (c)
  the Purchaser does not provide the Depositary with sufficient funds to complete the transactions contemplated by the Arrangement Agreement.

        The Party desiring to terminate the Arrangement Agreement pursuant to termination provisions of the Arrangement Agreement (other than by mutual written agreement of Axcan and the Purchaser) shall give notice of such termination to the other Party.

Termination Fee, Break-Up Fee and Expense Reimbursement

Termination Fee Payable by Axcan

        If the Arrangement Agreement is terminated:

  •
  by the Purchaser because, prior to obtaining the approval of the Arrangement Resolution by the Shareholders of Axcan, the Board makes a Change in Recommendation;

  •
  by the Purchaser because the Board authorizes Axcan to enter into a written agreement (other than a confidentiality agreement permitted by the non-solicitation provisions of the Arrangement Agreement) concerning a Superior Proposal;

  •
  by Axcan because the Board authorizes Axcan to enter into a written agreement (other than a confidentiality agreement permitted by the non-solicitation provisions of the Arrangement Agreement) concerning a Superior Proposal; or

  •
  by either Axcan or the Purchaser because:

  (a)
  the Effective Time has not occurred on or before the Outside Date, except that the right to terminate the Arrangement Agreement shall not be available to any Party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Time to occur by such date; or

  (b)
  the Arrangement Resolution failed to receive the requisite vote for approval at the Meeting in accordance with the Interim Order;

  but only if, in each case, prior to the Meeting, an Acquisition Proposal shall have been made or publicly announced by any Person other than the Purchaser and such Acquisition Proposal is consummated within a period of 365 days from the date of exercise of such termination, or a definitive agreement with respect to such Acquisition Proposal is entered within such 365-day period and such Acquisition Proposal is consummated, provided that for the purposes of this paragraph all references to "20%" in the definition of Acquisition Proposal shall be changed to "50%", then Axcan must pay the Termination Fee of US$30 million to or as directed by the Purchaser. In the event that the Termination Fee is payable subsequent to the payment of an expense reimbursement as described below under "— Expense Reimbursement Payable by Axcan", such Termination Fee shall be reduced by the amount of such expense reimbursement.

Break-up Fee Payable by Purchaser

        In the event that:

  •
  the Arrangement Agreement is terminated by Axcan because

  (a)
  the Effective Time has not occurred on or before the Outside Date, except that the right to terminate the Arrangement Agreement shall not be available to any Party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Time to occur by such date and the Purchaser shall have failed to obtain in full the financings contemplated by the Debt Commitment Letter or the Equity Commitment Letter;

  (b)
  a breach of any representation or warranty or failure to perform any covenant or agreement on the part of any of the Purchaser Parties set forth in the Arrangement Agreement has occurred that would cause the conditions described under "Summary of Arrangement Agreement — Mutual Conditions Precedent" or "Summary of Arrangement Agreement — Additional Conditions Precedent to the Obligations of Axcan" not to be satisfied, and such condition is incapable of being satisfied by the Outside Date; provided that Axcan is not then in breach of the Arrangement Agreement so as to cause any of the conditions described under "Summary of Arrangement Agreement — Mutual Conditions Precedent" or "Summary of Arrangement Agreement — Additional Conditions Precedent to the Obligations of the Purchaser" not to be satisfied and the Purchaser shall have failed to obtain in full the financings contemplated by the Debt Commitment Letter of the Equity Commitment Letter; or

  (c)
  the Purchaser does not provide the Depositary with sufficient funds to complete the transactions contemplated by the Arrangement Agreement and the Purchaser shall have failed to obtain in full the financings contemplated by the Debt Commitment Letter or the Equity Commitment Letter;

  •
  all conditions described under "Summary of Arrangement Agreement — Mutual Conditions Precedent" or "Summary of Arrangement Agreement — Additional Conditions Precedent to the Obligations of the Purchaser" (other than those that by their nature will not be satisfied until the Effective Time or, in the case of termination in the circumstances described in (ii) above, conditions which shall have not been satisfied as a result of a breach or failure of Purchaser) have been satisfied;

  •
  no event has occurred and no conditions exist that would cause any of the conditions described under "Summary of Arrangement Agreement — Mutual Conditions Precedent" (other than, in the case of termination in the circumstances described in (ii) above, conditions which shall have not been satisfied as a result of a breach or failure of Purchaser) or "Summary of Arrangement Agreement — Additional Conditions Precedent to the Obligations of the Purchaser" to fail to be satisfied assuming the Effective Time were to be scheduled for such time; and

  •
  the Marketing Period shall have been completed,

then, in any such case, the Purchaser must pay to Axcan the Break-Up Fee of US$35 million within two Business Days of such termination.

Expense Reimbursement Payable by Axcan

        In the event that the Arrangement Agreement is terminated by the Purchaser or Axcan because the Arrangement Resolution shall have failed to receive the requisite vote for approval at the Meeting in accordance with the Interim Order, or by the Purchaser because of a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Axcan set forth in the Arrangement Agreement has occurred that would cause the conditions described under "Summary of Arrangement Agreement — Mutual Conditions Precedent" or "Summary of Arrangement Agreement — Additional Conditions Precedent to the Obligations of the Purchaser" not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that the Purchaser is not then in breach of the Arrangement Agreement so as to cause any of the conditions described under "Summary of Arrangement Agreement — Mutual Conditions Precedent" or "Summary of Arrangement Agreement — Additional Conditions Precedent to the Obligations of Axcan" not to be satisfied, Axcan agrees to pay the Purchaser all reasonable documented expenses, costs and fees of the Purchaser and its affiliates incurred in connection with the transactions contemplated in the Arrangement Agreement and related financings not to exceed US$10 million.

Liquidated Damages, Injunctive Relief and Liability Limitations

Liquidated Damages

        Subject to "Injunctive Relief" below, Axcan and the Purchaser Parties have agreed that the Termination Fee, Break-Up Fee and expense reimbursement amounts discussed above are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of the Arrangement Agreement. Each Party has irrevocably waived any right that it may have to raise as a defence that any such liquidated damages are excessive or punitive.

Injunctive Relief

        Axcan has agreed that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of the Arrangement Agreement were not performed by it in accordance with their specific terms or were otherwise breached. Axcan has accordingly agreed that the Purchaser shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of the provisions of the Arrangement Agreement or to otherwise obtain specific performance of any such provisions, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived. Axcan is not entitled to an injunction or injunctions to prevent breaches of the Arrangement Agreement by the Purchaser Parties or to enforce specifically the terms and provisions of the Arrangement Agreement or to obtain other equitable relief.

Liability Limitations

        The Arrangement Agreement provides that in no event, whether or not the Arrangement Agreement shall have been terminated, shall the Purchaser or the Equity Sponsor be subject to monetary damages in excess of US$50 million in the aggregate (inclusive of the Break-Up Fee, if available) for all losses arising from or in connection with breaches by the Purchaser of its representations, warranties, covenants or agreements contained in the Arrangement Agreement or arising from or in connection with any other claim or cause of action. The right to receive such damages or, if available, the Break-Up Fee, shall be the sole and exclusive remedy of Axcan and its affiliates against the Purchaser or the Equity Sponsor arising from or in connection with breaches by the Purchaser of its representations, warranties, covenants or agreements contained in the Arrangement Agreement or arising from or in connection with any other claim or cause of action.

        Subject to "Injunctive Relief" above, the Arrangement Agreement provides that, in no event, whether or not the Arrangement Agreement shall have been terminated, shall Axcan or any of its affiliates be subject to monetary damages in excess of US$30 million in the aggregate (inclusive of the Termination Fee, if available) for all losses arising from or in connection with breaches by Axcan of its representations, warranties, covenants or agreements contained in the Arrangement Agreement or arising from or in connection with any other claim or cause of action, and upon payment to the Purchaser of such damages or the Termination Fee in accordance with the Arrangement Agreement, if available, Axcan shall have no further liability or obligation to the other Parties or otherwise relating to or arising out of the Arrangement Agreement or the transactions contemplated thereby.

        The Arrangement Agreement provides that, except for the liability of the Equity Sponsor under the Equity Sponsor' guarantee of certain obligations of the Purchaser and the liability of the Purchaser under the Arrangement Agreement, no past, present or future Representative of the Purchaser or of the Equity Sponsor or of any of their respective affiliates shall have any personal liability whatsoever under the Arrangement Agreement or any other document in connection with the Arrangement. No director or officer of Axcan or any of its Subsidiaries shall have any personal liability whatsoever to the Purchaser under the Arrangement Agreement or any other document delivered in connection with the Arrangement on behalf of Axcan or any of its Subsidiaries.

Amendment, and Waiver

        Subject to the provisions of the Interim Order and Final Order and Applicable Law, the Parties may amend or waive any provision of the Arrangement Agreement or the Plan of Arrangement prior to the Effective Time, but only if such amendment or waiver is in writing.

HOLDCO ALTERNATIVE

        Subject to receipt of all required regulatory approvals, the Purchaser will permit Persons ("Qualifying Holdco Shareholders") who (i) are resident in Canada for purposes of the Tax Act, (ii) are not exempt from tax under Part I of the Tax Act, and (iii) are registered owners of Common Shares and elect in respect of such Common Shares, by notice in writing provided to the Purchaser, c/o Computershare Investor Services Inc., 1500 University Street, Suite 700, Montreal, Québec, H3A 3S8, no later than 5:00 p.m. (Montréal time) on the 15th Business Day prior to the anticipated Effective Date (the "Holdco Election Date") to sell shares of a "Qualifying Holdco" (the "Holdco Alternative") provided that:

  (a)
  such Qualifying Holdco was incorporated under the Companies Act (Nova Scotia) after November 29, 2007, the date of the Arrangement Agreement, and is a Nova Scotia unlimited liability company and a wholly-owned disregarded entity of such Shareholder for US federal income tax purposes within the meaning of Treasury Regulation section 301.7701-2, which has elected on US Internal Revenue Service Form 8832 to be so classified effective as of the Qualifying Holdco's formation date, and is not a partnership for U.S. federal income tax purposes and has provided a copy of the filed election form to Purchaser prior to the Effective Date;

  (b)
  such Qualifying Holdco is a single purpose company that has not carried on any business, never had any employees, does not have any right or interest in any property of any kind whatsoever other than the Common Shares, has never entered into any transaction other than those relating to and necessary for the ownership of Common Shares or with the Purchaser's consent such other transactions as are necessary to facilitate those transactions described in the Plan of Arrangement;

  (c)
  at the Effective Time, such Qualifying Holdco has no liabilities or obligations of any kind whatever;

  (d)
  at the Effective Time, such Qualifying Holdco will not have unpaid declared dividends or other distributions and any promissory note issued in payment of a dividend shall no longer be outstanding as of the Effective Time;

  (e)
  such Qualifying Holdco shall have no shares outstanding other than the common shares being disposed of indirectly to the Purchaser by the Qualifying Holdco Shareholder, who shall be the sole beneficial owner of such shares;

  (f)
  at all times such Qualifying Holdco is a resident of Canada and a "taxable Canadian corporation" for the purposes of the Tax Act and is not a resident of any other country and has no taxable presence in any other country;

  (g)
  such Qualifying Holdco has no more than three directors and three officers;

  (h)
  the Qualifying Holdco Shareholder shall at its cost and in a timely manner prepare and file all income tax returns of such Qualifying Holdco in respect of the taxation year of such Qualifying Holdco ending immediately prior to the acquisition of the common shares of such Qualifying Holdco by the Purchaser, subject to the Purchaser's right to approve all such tax returns as to form and substance;

  (i)
  the Qualifying Holdco Shareholder shall indemnify the Purchaser, and any successor thereof, for any and all liabilities of the Qualifying Holdco (other than tax liabilities of the Qualifying Holdco that arise solely as a result of the Qualifying Holdco disposing of the Common Shares after the Effective Date) in a form satisfactory to the Purchaser in its sole discretion;

  (j)
  the Qualifying Holdco Shareholder has net assets which are satisfactory to the Purchaser or provides the Purchaser with security satisfactory to the Purchaser in respect of such Qualifying Holdco Shareholder's indemnification obligations as set out in paragraph (i) above;

  (k)
  each Qualifying Holdco Shareholder will be required to enter into a share purchase agreement and deliver or caused to be delivered all other ancillary documentation (collectively, the "Holdco Documents") containing representations and warranties and covenants acceptable to the Purchaser, acting reasonably;

  (l)
  the Qualifying Holdco Shareholder will provide the Purchaser with copies of all the Holdco Documents and all documents necessary to effect the transactions contemplated in the Arrangement Agreement on or before the 10th Business Day preceding the Effective Date, the completion of which will comply with Applicable Laws at or prior to the Effective Time;

  (m)
  the entering into or implementation of the Holdco Alternative will not result in any delay in completing any other transaction contemplated by the Arrangement Agreement;

  (n)
  access to the books and records of such Qualifying Holdco shall have been provided to the Purchaser on or before the 10th Business Day prior to the Effective Date and the Purchaser and its counsel shall have completed to their satisfaction, their due diligence regarding the business and affairs of such Qualifying Holdco;

  (o)
  the terms and conditions of such Holdco Alternative must be satisfactory to the Purchaser and the Company, acting reasonably, and must include representations and warranties which are satisfactory to the Purchaser; and

  (p)
  prior to the Effective Time the Qualifying Holdco Shareholder will be required to pay all reasonable out-of-pocket expenses incurred by the Purchaser in connection with the Holdco Alternative, including any reasonable costs associated with any due diligence conducted by the Purchaser or the Company.

        Any Qualifying Holdco Shareholder who elects the Holdco Alternative will be required to make full disclosure to the Purchaser of all transactions involved in such Holdco Alternative. In the event that the terms and conditions of such Holdco Alternative or any transactions involved in the Holdco Alternative are not satisfactory to the Purchaser, no Holdco Alternative shall be offered and the transactions contemplated by the Arrangement Agreement shall be completed subject to the terms and conditions thereof.

        Each Qualifying Holdco Shareholder that has elected the Holdco Alternative will be required to enter into or deliver Holdco Documents in the form required by the Purchaser. Failure of any Qualifying Holdco

Shareholder to properly elect the Holdco Alternative on or prior to the Holdco Election Date or failure of any Qualifying Holdco Shareholder to meet any of the specified conditions or to properly enter into or deliver a Holdco Document will disentitle such Qualifying Holdco Shareholder from the Holdco Alternative.

        Upon request by a Qualifying Holdco Shareholder, the Purchaser may in its sole discretion agree to waive any of the requirements for making a Qualifying Holdco Election described above.

        The Holdco Alternative may also have favourable or negative Canadian income tax consequences for the Qualifying Holdco Shareholders that are not described in this Circular. Qualifying Holdco Shareholders wishing to avail themselves of the Holdco Alternative should consult their own financial, tax and legal advisors.

        Purchaser shall have the right to withdraw the Holdco Alternative if Purchaser determines that it is a "financial institution" within the meaning of subsection 142.2(1) of the Tax Act or if Purchaser has not been able to make a determination of such status and Purchaser determines that its status or inability to determine its status could result in any adverse consequences on Purchaser (or any affiliate of Purchaser) or the Arrangement.

PRINCIPAL LEGAL MATTERS

Steps to Implementing the Arrangement and Timing

        Completion of the Arrangement is subject to the conditions precedent contained in the Arrangement Agreement having been satisfied (other than those which by their terms are to be satisfied at the Effective Time) and the Marketing Period having ended.

        The Marketing Period commences once certain conditions have been satisfied, including the following:

  •
  delivery of the Required Information to the Purchaser and its financing sources, including the Required Information with respect to the Company's fiscal quarter ended December 31, 2007;

  •
  approval of the Arrangement Resolution by the Shareholders;

  •
  receipt of the Final Order; and

  •
  receipt of the Regulatory Approvals.

        The Arrangement Agreement provides that the filing of the Articles of Arrangement shall be on the fifth Business Day after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set forth under "Summary of Arrangement Agreement — Mutual Conditions Precedent", "Summary of Arrangement Agreement — Additional Conditions Precedent to the Obligations of the Purchaser", and "Summary of Arrangement Agreement — Additional Conditions Precedent to the Obligations of Axcan", unless another time or date is agreed to in writing by the Parties, and immediately following the receipt of a written confirmation of the irrevocable wire of the aggregate Consideration to the Depository by the Purchaser; provided that the Company shall not file the Articles of Arrangement with the Director prior to the earlier of (i) a date during the Marketing Period specified by the Purchaser on no less than two Business Days' notice to the Company, and (ii) the last day of the Marketing Period.

        The Arrangement is expected to become effective in the first calendar quarter of 2008. Completion of the Arrangement is dependent on many factors and it is not possible at this time to determine precisely when or if the Arrangement will become effective. Either the Purchaser or Axcan may terminate the Arrangement Agreement if the Arrangement has not been completed by May 29, 2008 (or, if the Outside Date is extended in accordance with the terms of the Arrangement Agreement, such extended date). See "Summary of Arrangement Agreement — Termination of the Arrangement Agreement".

Principal Regulatory Approvals

Competition Act (Canada)

        Under the Competition Act (Canada) (the "Competition Act"), a transaction that exceeds certain financial threshholds is a Notifiable Transaction. If a transaction is a Notifiable Transaction, it may not be completed until the parties have filed a prior notification of the transaction with the Commissioner under the Competition Act (the "Commissioner") and the applicable statutory waiting period has expired, unless the Commissioner has either issued an advance ruling certificate under section 102 of the Competition Act (an "ARC") or, in lieu of an ARC, waived the filing obligation. However, the Commissioner's review of a transaction may take longer than the statutory waiting period.

        The Arrangement constitutes a Notifiable Transaction. The parties filed a request for an ARC in respect of the Arrangement with the Commissioner on December 21, 2007.

Investment Canada Act

        Under the Investment Canada Act (the "Investment Canada Act"), certain transactions involving the acquisition of control of a Canadian business by a non-Canadian that exceed prescribed monetary thresholds are subject to review and cannot be implemented unless the applicable Minister responsible for the Investment Canada Act is satisfied or deemed to be satisfied that the acquisition is likely to be of net benefit to Canada. The Minister of Canadian Heritage (for cultural activities) and the Minister of Industry (for all other activities) are the two Ministers that are responsible for reviewing transactions. Where a transaction is subject to this review requirement (a "Reviewable Transaction"), an application for review must be filed with the applicable Director of Investments appointed by the responsible Minister prior to the implementation of the Reviewable Transaction. The responsible Minister is then required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada.

        The prescribed factors of assessment to be considered by the responsible Minister include, among other things, the effect of the investment on the level and nature of economic activity in Canada (including the effect on employment, resource processing, utilization of Canadian products and services and exports), the degree and significance of participation by Canadians in the acquired business, the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada, the effect of the investment on competition within any industry in Canada, the compatibility of the investment with national industrial, economic and cultural policies (taking into consideration corresponding provincial policies) and the contribution of the investment to Canada's ability to compete in world markets.

        The Investment Canada Act contemplates an initial review period of 45 days after filing; however, if the responsible Minister has not completed the review by that date, the responsible Minister may unilaterally extend the review period by up to 30 days (or such longer period as the Minister and the applicant may agree) to permit completion of the review. In determining whether a Reviewable Transaction is of net benefit to Canada, the responsible Minister can take into account, among other things, the previously noted factors specified in the Investment Canada Act, as well as any written undertakings that may be given by the applicant. If a notice that a Reviewable Transaction is determined not to be of net benefit to Canada is sent to the applicant, it may not be implemented (although the applicant would have an additional 30 days, or such further period as may be agreed on by the applicant and the Minister, to make representations and submit undertakings in an effort to secure approval). If no notice is sent to the applicant by the responsible Minister within the 45-day period or the extended period, as the case may be, the Arrangement is deemed to be approved.

        The acquisition of control of Axcan contemplated by the Arrangement involves the acquisition of a Canadian business by a non-Canadian and exceeds the relevant monetary threshold and is therefore a Reviewable Transaction. The Purchaser has advised Axcan that an application for review has been filed with the Director of Investments appointed by the Minister of Industry in accordance with the requirements of the Investment Canada Act, on December 14, 2007. The review of the transaction has not yet been completed as of the date of this Circular.

HSR Act

        Under the HSR Act, the Arrangement may not be completed until the required HSR notifications have been filed with the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission, and the required waiting period has expired or been earlier terminated. Under the HSR Act, the Arrangement may not be completed until 30 days after the initial filings (unless early termination of this waiting period is granted) or, if the Antitrust Division of the Department of Justice or the Federal Trade Commission issues a request for additional information, 30 days after the parties have substantially complied with that request for additional information. Each of the parties filed the required Notification and Report Form under the HSR Act with the U.S. Department of Justice and the Federal Trade Commission on or before December 21, 2007.

        See "Summary of Arrangement Agreement — Mutual Conditions Precedent".

Stock Exchange Listing and Status as a Reporting Issuer

        Until the completion of the transactions under the Plan of Arrangement, Axcan will continue to be subject to ongoing disclosure and other obligations as a reporting issuer under applicable securities legislation in Canada for a period of time. The Common Shares are expected to be delisted from the TSX and NASDAQ soon after the Arrangement is completed. Axcan will also make application to cease to be a reporting issuer under the securities legislation of each of the provinces of Canada under which it is currently a reporting issuer (or equivalent) following completion of the Arrangement and under the U.S. securities laws under which it is currently a reporting foreign private issuer.

INFORMATION CONCERNING AXCAN

        The Company is governed by the CBCA. Its registered office is located at 597 Laurier Boulevard, Mont Saint-Hilaire, Québec, J3H 6C4.

        Axcan is a leading specialty pharmaceutical company concentrating in the field of gastroenterology, with operations in North America and Europe. Axcan markets and sells pharmaceutical products used in the treatment of a variety of gastrointestinal diseases and disorders. The Company's main products include pancreatic enzymes (ULTRASE, PANZYTRAT and VIOKASE) for the treatment of pancreatic insufficiency; bile acid (URSO/URSO 250, URSO FORTE/URSO DS and DELURSAN) for the treatment of certain cholestatic liver diseases; mesalamine (SALOFALK and CANASA) for the treatment of certain inflammatory bowel diseases; and sucralfate (CARAFATE and SULCRATE) for the treatment of gastric and duodenal ulcers. Axcan also has a number of projects in all phases of clinical development.

Voting Securities

        As at December 20, 2007, the Company had 55,374,561 Common Shares outstanding, which are the Company's only securities with respect to which a voting right may be exercised at the Meeting. The Common Shares confer to Shareholders the same rights, privileges, conditions and restrictions. Each Shareholder is entitled to vote at the Meeting or at any adjournment thereof on the basis of one vote per Common Share registered in the Shareholder's name at the close of business on the Record Date. Holders of Options are not entitled to vote those securities at the Meeting.

Principal Holders of Voting Securities

        As of December 20, 2007, to the knowledge of the directors, no person beneficially owned, directly or indirectly, or exercised control over, more than 10% of the Common Shares.

Indebtedness of Directors, Officers and Employees

        As of December 20, 2007, other than routine indebtedness (as defined in National Instrument 51-102 — Continuous Disclosure Obligations), no employee, director or officer of Axcan, and no former employee, director or officer of Axcan, was indebted to the Company or its subsidiaries.

Auditors

        Raymond Chabot Grant Thornton LLP is the auditor of Axcan.

Liability Insurance

        The Company currently holds, and held throughout the last completed financial year, primary directors' and officers' liability insurance with a policy limit of US$10,000,000. The policy expires on April 1, 2008. The premium is US$361,250 for the twelve months ending April 1, 2008. The Arrangement Agreement provides for the continuation of directors' and officers' insurance for the current directors following completion of the Arrangement. See "Summary of Arrangement Agreement — Director and Officer Liability".

INFORMATION CONCERNING THE PURCHASER

        The following information about the Purchaser is a general summary only and is not intended to be comprehensive. For purposes of this Circular, references to the Purchaser mean Atom and/or the Purchaser, as applicable.

Purchaser

        The Purchaser is a company incorporated under the laws of Canada. The Purchaser is indirectly controlled by TPG Partners V, L.P. The Purchaser has no subsidiaries and has not carried on any activities to date other than activities incident to its formation and in connection with the Arrangement. Atom Intermediate Holdings Inc. assigned certain of its rights and obligations under the Arrangement Agreement to the Purchaser on December 19, 2007.

        TPG Capital, L.P. is the global buyout group of TPG, a leading private investment firm founded in 1992, with more than US$35 billion of assets under management and offices in San Francisco, London, Hong Kong, New York, Minneapolis, Fort Worth, Melbourne, Menlo Park, Moscow, Mumbai, Beijing, Shanghai, Singapore and Tokyo. TPG Capital, L.P. has extensive experience with global public and private investments executed through leveraged buyouts, recapitalizations, spinouts, joint ventures and restructurings. TPG Capital, L.P. seeks to invest in world-class franchises across a range of industries, including healthcare (Biomet, Fenwal, IASIS Healthcare, Oxford Health Plans, Parkway Holdings, Quintiles Transnational, Surgical Care Affiliates), retail/consumer (Debenhams, Ducati, J. Crew, Myer, Neiman Marcus, Petco, TOMY Company), travel (America West, Continental, Hotwire, Sabre), media and communications (Alltel, Avaya, Findexa, Hanaro Telecom, MGM, TIM Hellas), industrials (Altivity Packaging, British Vita, Energy Future Holdings (formerly TXU), Grohe, Kraton Polymers, Texas Genco), technology (Freescale Semiconductor, Lenovo, MEMC, ON Semiconductor, Seagate, SunGard) and financial services (Ariel Reinsurance, Fidelity National Information Services, LPL Financial Services, Shenzhen Development Bank, Taishin Holdings), among others.

MARKET PRICE AND TRADING VOLUME DATA

        The Common Shares are listed and trade on the TSX and NASDAQ under the symbol "AXP" and "AXCA", respectively. The following tables summarize the high and low closing market price and total volume of trading of the Common Shares on the TSX for each of the periods indicated:

	Price Range
	High (CAD$)	Low (CAD$)	Volume
2007
December 1 to 20	$23.20	$22.43	3,289
November	$22.64	$16.73	3,555
October	$20.84	$19.27	2,710
September	$21.00	$19.78	2,802
August	$20.69	$16.12	3,518
July	$21.24	$19.50	2,060
June	$20.65	$19.61	1,971
May	$20.15	$18.95	2,264
April	$19.53	$19.08	1,188
March	$19.23	$18.53	2,836
February	$19.09	$17.60	2,310
January	$17.90	$16.02	3,313

        The closing price of the Common Shares on the TSX on November 28, 2007, the day immediately before the public announcement of the execution of the Arrangement Agreement was CAD$17.96.

        The following table summarizes the high and low price and volume of trading of the Common Shares on NASDAQ for each of the periods indicated:

	Price Range
	High (US$)	Low (US$)	Volume
2007
December 1 to 20	$23.07	$22.32	14,177
November	$22.70	$16.92	26,581
October	$21.29	$19.93	6,950
September	$20.83	$19.08	4,282
August	$19.54	$15.25	11,123
July	$20.24	$18.31	4,817
June	$19.33	$18.42	394
May	$18.79	$17.02	6,509
April	$17.53	$16.50	4,305
March	$16.55	$15.76	6,416
February	$16.32	$15.17	6,863
January	$15.22	$13.61	2,892

        The closing price of the Common Shares on the NASDAQ on November 28, 2007, the day immediately before the public announcement of the execution of the Arrangement Agreement was US$18.20.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        The following summary describes the principal Canadian federal income tax considerations applicable to a Shareholder who, for the purposes of the Tax Act and at all relevant times, holds its Common Shares as a capital property, deals at arm's length with the Company and the Purchaser, and is not affiliated with, the Company or the Purchaser. Generally, the Common Shares will be capital property to a Shareholder unless the Common Shares are held or were acquired in the course of carrying on a business of buying and selling securities or as part of an adventure or concern in the nature of trade. Certain Shareholders who are residents of Canada for purposes of the Tax Act and whose Common Shares might not otherwise be capital property may, in some circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such Common Shares and every other "Canadian security" (as defined in the Tax Act) owned by them deemed to be capital property in the taxation year of the election and in all subsequent taxation years. Such Shareholders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

        This summary is based upon the current provisions of the Tax Act and counsel's understanding of the current published administrative practices of the Canada Revenue Agency ("CRA") made publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"), and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative practices, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may be different form those discussed in this summary. This summary assumes that the Common Shares will be listed on the TSX at the Effective Time. This summary is not applicable to a Shareholder that is, for the purposes of certain rules in the Tax Act applicable to securities held by financial institutions, a "financial institution" (as defined in the Tax Act) or to a Shareholder an interest in which is a "tax shelter investment" (as defined in the Tax Act). Such holders should consult their own tax advisors with respect to the tax consequences of the Arrangement having regard to their own particular circumstances.

        This summary does not describe the tax consequences to holders of Options to acquire Common Shares of the Company under the Company's Stock Option Plans in respect of the exercise or the cancellation of such Options pursuant to the Arrangement or otherwise and is also not applicable to a Shareholder who has acquired his or her Common Shares on the exercise of Options. Such holders should consult their own tax advisors with respect to the tax consequences of the arrangement having regard to their own particular circumstances.

        This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Shareholders should consult their own tax advisors with respect to the income tax consequences of the Arrangement having regard to their own particular circumstances.

        For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares, must be expressed in Canadian dollars, including dividends, adjusted cost base and proceeds of disposition. Amounts denominated in U.S. dollars must be converted into Canadian dollars based on the prevailing U.S. dollar exchange rate, at the relevant time.

Shareholders Resident in Canada

        The following portion of this summary is applicable to a Shareholder who is a Resident Shareholder.

Disposition of the Common Shares

        A Resident Shareholder who disposes of Common Shares under the Arrangement will realize a capital gain (or capital loss) equal to the amount, if any, by which the cash received by the Resident Shareholder under the Arrangement exceeds (or is less than) the aggregate of the adjusted cost base of the Common Shares to the Resident Shareholder and any reasonable costs of disposition.

        Generally, a Resident Shareholder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized by the Resident Shareholder in the year. A Resident Shareholder is required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized in the year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three (3) preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Shareholder in such years, to the extent and in the circumstances described in the Tax Act.

        The amount of any capital loss realized by a Resident Shareholder that is a corporation on the disposition of a share may be reduced by the amount of any dividends received (or deemed to be received) by it on such share to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a share is owned by a partnership or trust, of which a corporation, trust or partnership is a member or beneficiary.

        A Resident Shareholder that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable for a refundable tax of 6 2/3% on its "aggregate investment income", which is defined to include an amount in respect of taxable capital gains.

        Capital gains realized by an individual or a trust, other than certain trusts, may give rise to alternative minimum tax under the Tax Act.

Dissenting Shareholders

        A Resident Shareholder who exercises Dissent Rights (a "Resident Dissenting Shareholder") will transfer such holder's Common Shares to the Purchaser in exchange for payment by the Purchaser of the fair value of such Common Shares. Under the current administrative practices of the CRA, a Resident Dissenting Shareholder generally should be considered to realize a capital gain (or capital loss) equal to the amount, if any, by which the cash received in respect of the fair value of the holder's Common Shares (other than in respect of interest awarded by a court) exceeds (or is less than) the aggregate of the adjusted cost base of such Common Shares and any reasonable costs of disposition. See "Material Canadian Federal Income Tax Considerations — Disposition of the Common Shares". Interest awarded by a court to a Resident Dissenting Shareholder will be included in the Shareholder's income for the purposes of the Tax Act. Resident Dissenting Shareholders should consult their own tax advisors.

Shareholders Not Resident in Canada

        The following portion of this summary is applicable to a Shareholder who is a Non-Resident Shareholder. Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder that is either an insurer carrying on business in Canada and elsewhere or an "authorized foreign bank" (as defined in the Tax Act). Such Non-Resident Shareholders should consult their own tax advisors.

Disposition of Common Shares

        A Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Common Shares under the Arrangement unless the Common Shares are "taxable Canadian property" to the Non-Resident Shareholder at the Effective Time and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Shareholder is resident.

        Generally, a Common Share will not be taxable Canadian property to a Non-Resident Shareholder at the Effective Time provided that (i) the Common Share is listed on a prescribed stock exchange (which includes the TSX and NASDAQ) at that time, and (ii) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm's length, or the Non-Resident Shareholder together with all such persons, has not owned 25% or more of the issued shares of any class or series of the capital stock of the Company at any time during the sixty (60) month period that ends at the Effective Time. Notwithstanding the foregoing, the Common Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

        Even if the Common Shares are considered to be taxable Canadian property of a Non-Resident Shareholder at the Effective Time, any gain realized or a disposition of any such Common Share may be exempt from tax under the Tax Act pursuant to the terms of an applicable income tax treaty. Non-Resident Shareholders should consult their own tax advisors with respect to the availability of any relief under the terms of any applicable income tax treaty in their particular circumstances.

        In the event that the Common Shares constitute taxable Canadian property to a Non-Resident Shareholder and any capital gain realized by the Non-Resident Shareholder on the disposition of the Common Shares under the Arrangement is not exempt from tax under the Tax Act by virtue of an applicable income tax treaty, then the tax consequences described above under the heading "Material Canadian Federal Income Tax Considerations — Shareholders Resident in Canada — Disposition of the Common Shares" will generally apply. Non-Resident Shareholders should consult their own tax advisors regarding any Canadian reporting requirement arising from this transaction where their Common Shares are taxable Canadian property.

Dissenting Shareholders

        A Non-Resident Shareholder who exercises Dissent Rights (a "Non-Resident Dissenting Shareholder") will transfer such holder's Common Shares to the Purchaser in exchange for payment by the Purchaser of the fair value of such Common Shares. Under the current administrative practice of the CRA, the tax treatment of a Non-Resident Dissenting Shareholder generally will be similar to that of a Non-Resident Shareholder who participates in the Arrangement. See "Material Canadian Federal Income Tax Considerations — Disposition of the Common Shares".

        Under Bill C-28, which received Royal Assent on December 14, 2007, the amount of any interest awarded by a court to a Non-Resident Dissenting Shareholder dealing at arm's length with Axcan will not be subject to Canadian withholding tax. Under such recent Amendments, the rate of withholding on interest paid or credited to certain non-residents on or after January 1, 2008 was reduced to nil.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of material U.S. federal income tax considerations of the Arrangement to holders of the Common Shares. This discussion is based on current provisions of the United States Internal Revenue Code of 1986, as amended (the "Code"), current United States Treasury Regulations, Internal Revenue Service ("IRS") rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time, possibly with retroactive effect. The discussion applies only to Shareholders who hold the Common Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). We have not sought any rulings from the IRS nor an opinion of counsel with respect to the United States federal income tax considerations discussed below. The discussion below is not binding on the IRS or the courts. Accordingly, there can be no assurance that the IRS will not take a different position concerning the tax consequences of the Arrangement or that any such position would not be sustained.

        This discussion does not address all aspects of United States federal income taxation that may be relevant to Shareholders in light of their particular circumstances, or that may apply to Shareholders subject to special treatment under United States federal income tax laws, such as banks, insurance companies, tax-exempt organizations, partnerships, S corporations or other pass-through entities, financial institutions, brokers or dealers in securities, mutual funds, traders in securities that elect mark-to-market treatment, U.S. expatriates, persons who acquired Common Shares pursuant to the exercise of an employee stock option or right or otherwise as compensation, persons who hold the Common Shares as part of a straddle, hedge, constructive sale or conversion transaction, and U.S. Shareholders whose functional currency is not the U.S. dollar.

        This discussion does not address any aspect of state, local, non-U.S. or other tax laws, estate or gift tax considerations, or the alternative minimum tax. Further, this summary does not address the United States federal income tax consequences of the Arrangement to any person that will own, actually or constructively, the Common Shares (or any successor corporation) following the Arrangement or to any Shareholder who validly exercises Dissent Rights.

        The United States federal income tax consequences set forth below are not intended to constitute a complete description of all tax consequences relating to the Arrangement. Shareholders should consult with their tax advisors regarding the applicability of the rules discussed below to them and the particular tax effects to them of the Arrangement, including the application and effect of state, local and non-U.S. tax laws.

        TO COMPLY WITH IRS CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS CIRCULAR IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY SHAREHOLDERS, FOR THE PURPOSES OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING BY AXCAN OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) SHAREHOLDERS SHOULD SEEK ADVICE BASED ON THE SHAREHOLDER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

        For purposes of this discussion, a person is a "U.S. holder" if such person is the beneficial owner of the Common Shares and is:

  •
  an individual who is a citizen or resident of the United States,

  •
  a corporation (or other entity taxable as a corporation) for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

  •
  a trust if (a) a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (b) it has a valid election in effect under applicable United States Treasury Regulations to be treated as a U.S. person, or

  •
  an estate that is subject to United States federal income tax on its income regardless of the source of the income.

        For purposes of this discussion, a person is a "non-U.S. holder" if such person is the beneficial owner of the Common Shares and is not a U.S. holder and is not a partnership or other entity taxable as a partnership for United States federal income tax purposes.

        If an entity or arrangement treated as a partnership for United States federal income tax purposes holds the Common Shares, the tax treatment of a person treated as a partner in such entity generally will depend upon the status of the partner and the activities of the partnership. A person treated as a partner in a partnership that is a beneficial owner of the Common Shares should consult its own tax advisor.

Federal Income Tax Considerations for U.S. Holders of the Common Shares

        The receipt of cash by a U.S. holder for Common Shares transferred pursuant to the Arrangement will be a taxable transaction for United States federal income tax purposes. In general, a U.S. holder who surrenders the Common Shares for cash pursuant to the Arrangement will recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the U.S. holder's adjusted tax basis in the Common Shares surrendered. Gain or loss will be determined separately for each block of Common Shares (i.e., Common Shares acquired at the same cost in a single transaction). Further, if the holding period in the Common Shares transferred pursuant to the Arrangement is greater than one year as of the Effective Date of the Arrangement, the gain or loss will be long-term capital gain or loss. Preferential tax rates currently apply to long-term capital gains of non-corporate U.S. holders. In addition, the deductibility of capital losses is subject to limitations under the Code.

Passive Foreign Investment Company Considerations

        The foregoing discussion assumes that Axcan is not and was not a "passive foreign investment company" under Section 1297 of the Code ("PFIC") for any taxable year during which a U.S. holder held Common Shares. A non-U.S. corporation is classified as a PFIC for each taxable year in which (a) 75% or more of its gross income is passive income (as defined for United States federal income tax purposes), or (b) on average for such taxable year, 50% or more (by value, determined on a quarterly basis) of its assets either produce, or are held for the production of, passive income. In addition, if a corporation is classified as a PFIC for any taxable year during which a U.S. holder has held shares of such corporation, such corporation may continue to be classified as a PFIC with respect to such holder for any subsequent taxable year in which the U.S. holder continues to hold the shares even if the corporation's income and assets are no longer passive in nature in that subsequent taxable year. A U.S. holder of Common Shares would be subject to special, adverse tax rules in respect of the Arrangement if Axcan is or was classified as a PFIC for any taxable year during which a U.S. holder holds or held Common Shares. Axcan does not believe that it was a PFIC in any prior taxable year and does not expect that it will be a PFIC for the current taxable year. PFIC classification is factual in nature and generally cannot be determined until the close of the taxable year in question. Consequently, Axcan can give no assurance as to its PFIC status.

        U.S. holders should consult their own tax advisors with respect to the PFIC rules and the applicability to their particular situation.

Federal Income Tax Considerations for Non-U.S. Holders of the Common Shares

        Any gain realized by a non-U.S. holder in respect of Common Shares transferred pursuant to the Arrangement generally will not be subject to United States federal income tax, unless:

  •
  the gain is (or is deemed to be) effectively connected with the conduct by that non-U.S. holder of a trade or business within the United States (or, if certain income tax treaties apply, is attributable to a United States permanent establishment); or

  •
  in the case of an individual, the non-U.S. holder has been present in the United States for 183 days or more during the taxable year in which the Arrangement is effected and certain other conditions are satisfied.

Information Reporting and Backup Withholding

        Payments of cash made to a holder of the Common Shares pursuant to the Arrangement, under certain circumstances, may be subject to information reporting. Backup withholding at a current rate of 28% may also apply, unless the holder provides proof of an applicable exemption, or furnishes its United States taxpayer identification number and certifies that the number is correct, and otherwise complies with all applicable requirements of the backup withholding rules. In this regard, a non-U.S. holder may be required to provide a valid IRS Form W-8BEN, or other applicable Form W-8, certifying, under penalties of perjury, as to its non-U.S. status. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the holder's United States federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

DISSENTING SHAREHOLDERS RIGHTS

        Section 190 of the CBCA provides shareholders with the right to dissent from certain resolutions of a corporation which effect extraordinary corporate transactions or fundamental corporate changes. The Interim Order expressly provides Shareholders with the right to dissent from the Arrangement pursuant to section 190 of the CBCA, as modified by the Plan of Arrangement. Any Shareholder who dissents from the Arrangement in compliance with section 190 of the CBCA, as modified by the Plan of Arrangement will be entitled, in the event the Arrangement becomes effective, to be paid by the Purchaser the fair value of the Common Shares, as determined by the process set forth herein, held by such Dissenting Shareholder determined as of the close of business on the day before the Meeting.

        Section 190 provides that a shareholder may only make a claim under the section with respect to all the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder's name. One consequence of the provision is that a holder of shares may only exercise the right to dissent under section 190 in respect of shares which are registered in that holder's name. In many cases, shares beneficially owned by a person are registered either: (a) in the name of an intermediary that the non-registered holder deals with in respect of the shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered educational savings plans and similar plans, and their nominees); or (b) in the name of a clearing agency (such as CDS) of which the intermediary is a participant. Accordingly, a non-registered holder will not be entitled to exercise the right to dissent under section 190 of the CBCA and the Plan of Arrangement directly (unless the shares are re-registered in the non-registered holder's name). A non-registered holder who wishes to exercise the right to dissent should immediately contact the intermediary with whom the non-registered holder deals in respect of his or her shares and either: (i) instruct the intermediary to exercise the right to dissent on the non-registered holder's behalf (which, if the shares are registered in the name of CDS or other clearing agency, would require that the Common Shares first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the shares in the name of the non-registered holder, in which case the non-registered holder would have to exercise the right to dissent directly.

        The Interim Order provides that a Shareholder who wishes to dissent must provide a Notice of Dissent to the General Counsel of the Company at 597 Laurier Boulevard, Mont Saint-Hilaire, Québec, J3H 6C4 prior to 5:00 p.m. (Montreal time) on the Business Day preceding the Meeting. It is important that Shareholders strictly comply with this requirement and understand that it is distinct from the statutory dissent provisions of the CBCA which would permit a Notice of Dissent to be provided at or prior to the Meeting. Failure to comply with the requirements of section 190 of the CBCA or the Interim Order will result in the unavailability of the right to dissent, including the right to be paid fair value for the Common Shares. The filing of a Notice of Dissent does not deprive a Shareholder of the right to vote at the Meeting. However, the CBCA provides, in effect, that a Shareholder who has submitted a Notice of Dissent and who votes in favour of the Arrangement Resolution will be deprived of further rights under section 190 of the CBCA. A Shareholder need not vote his or her Common Shares against the Arrangement Resolution in order to dissent. The revocation of a proxy conferring authority on the proxy holder to vote for of the Arrangement Resolution does not constitute a Notice of Dissent, however, any proxy granted by a Shareholder who intends to dissent, other than a proxy that instructs the proxy holder to vote against the Arrangement Resolution, should be validly revoked (see "Information Concerning Voting at the

Meeting — Revocation of Proxies") in order to prevent the proxy holder from voting such Common Shares for of the Arrangement Resolution and thereby causing the Shareholder to forfeit his or her right to dissent.

        The Purchaser is required, within 10 days after the Shareholders adopt the Arrangement Resolution, to notify each Dissenting Shareholder that the Arrangement Resolution has been adopted. Such notice is not required to be sent to any Dissenting Shareholder who has voted for the Arrangement Resolution or who has withdrawn his or her Notice of Dissent.

        A Dissenting Shareholder who has not withdrawn his or her Notice of Dissent must then, within 20 days after receipt of notice that the Arrangement Resolution has been adopted or, if the Dissenting Shareholder does not receive such notice, within 20 days after he or she learns that the Arrangement Resolution has been adopted, send to the Purchaser a demand for payment, containing his or her name and address, the number of Common Shares in respect of which he or she dissents, and a demand for payment of the fair value of such Common Shares. Within 30 days after sending a demand for payment, the Dissenting Shareholder must send to the Purchaser or its transfer agent the certificates representing the Common Shares in respect of which he or she dissents. A Dissenting Shareholder who fails to send certificates representing the Common Shares in respect of which he or she dissent forfeits his or her right to dissent. The Purchaser or its transfer agent will endorse on any share certificate received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder.

        After sending a demand for payment, a Dissenting Shareholder ceases to have any rights as a holder of the Common Shares in respect of which the Shareholder has dissented, other than the right to be paid the fair value of such shares as determined under section 190 of the CBCA, unless: (i) the Dissenting Shareholder withdraws the demand for payment before the Purchaser makes the Offer to Pay; (ii) the Purchaser fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws his or her demand for payment; or (iii) the directors of the Purchaser revoke the Arrangement Resolution, in all of which cases the Dissenting Shareholder's rights as a holder of the Common Shares in respect of which he or she has dissented are reinstated.

        In addition, pursuant to the Plan of Arrangement, Shareholders who duly exercise such rights of dissent and who:

  (a)
  are ultimately determined to be entitled to be paid fair value for their Common Shares shall be deemed to have transferred such Common Shares to (i) the Purchaser at the Effective Time, to the extent the fair value therefore is paid by the Purchaser, or (ii) failing which, the Company at the Effective Time, to the extent the fair value therefore is paid by the Company, in which case such shares shall be cancelled as of the Effective Time; or

  (b)
  are ultimately determined not to be entitled, for any reason, to be paid fair value for their Common Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Shareholder as at and from the Effective Time and shall be deemed to have transferred such Common Shares to the Purchaser at the Effective Time in consideration for, for each Common Share so transferred, the Consideration.

        The Purchaser is required, not later than 7 days after the later of the Effective Date and the date on which the Purchaser receives a demand for payment from a Dissenting Shareholder, to send to the Dissenting Shareholder an Offer to Pay for the Common Shares in respect of which he or she has dissented in an amount considered by the Purchaser to be the fair value thereof, accompanied by a statement showing the manner in which such fair value was determined. Every Offer to Pay must be on the same terms. The Purchaser must pay for the Common Shares of a Dissenting Shareholder within 10 days after an Offer to Pay has been accepted by such Dissenting Shareholder, but any such offer lapses if the Purchaser does not receive an acceptance thereof within 30 days after the Offer to Pay has been made.

        If the Purchaser fails to make an Offer to Pay for a Dissenting Shareholder's Common Shares, or if a Dissenting Shareholder fails to accept an offer which has been made, the Purchaser may, within 50 days after the Effective Date or within such further period as the Court may allow, apply to the Court to fix a fair value for the Common Shares of any such Dissenting Shareholder. If the Purchaser fails to apply to the Court, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of 20 days or within such further period as the Court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

        Upon an application to the Court, all Dissenting Shareholders whose Common Shares have not been purchased by the Purchaser will be joined as parties and bound by the decision of the Court, and the Purchaser will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of such Dissenting Shareholder's right to appear and be heard in person or by counsel. Upon any such application to the Court, the Court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the order will be rendered against the Purchaser in favour of each Dissenting Shareholder and for the amount of the fair value of his or her Common Shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment. An application by either the Purchaser or a Dissenting Shareholder must be made to the Court.

        The foregoing is only a summary of the dissenting shareholder provisions of the CBCA and the Plan of Arrangement, which are technical and complex. A complete copy is attached hereto as "Appendix D". It is recommended that any Shareholder wishing to avail himself or herself of his or her Dissent Rights under those provisions seek legal advice, as failure to comply strictly with the provisions of the CBCA and the Plan of Arrangement may prejudice or result in a loss of the right to dissent and to be paid fair value for the Common Shares. For a general summary of certain income tax implications to a Dissenting Shareholder, see "Material Canadian Federal Income Tax Considerations — Dissenting Shareholders" and "Material U.S. Federal Income Tax Considerations".

EXPENSES OF THE ARRANGEMENT

        Axcan estimates that expenses in the aggregate amount of approximately CAD$23 million will be incurred by Axcan in connection with the Arrangement, including legal, accounting, fees payable to Merrill Lynch for its services as financial advisor to Axcan, printing costs, proxy solicitation costs and the cost of preparing and mailing this Circular.

        Pursuant to the Arrangement Agreement, all costs and expenses of the parties in connection with the Arrangement are to be paid by the party incurring such expenses. See "Summary of Arrangement Agreement — Expense Reimbursement Payable by Axcan".

BENEFIT FROM THE ARRANGEMENT

        Other than as disclosed elsewhere in this Circular, none of the directors or executive officers of Axcan, nor, to the knowledge of the directors and executive officers of Axcan after reasonable enquiry, any associate of any director or executive officer of Axcan, any person or company holding more than 10% of any class of equity securities of Axcan or any person or company acting jointly or in concert with Axcan, will receive any direct or indirect benefit from voting for or against the Arrangement, other than the consideration available to any Shareholder who deposits Common Shares under the Arrangement.

INFORMATION CONCERNING VOTING AT THE MEETING

Solicitation of Proxies and Depositary

        This Circular is furnished in connection with the solicitation of proxies by the management of Axcan for use at the Meeting at a time and place and for the purposes set forth in the Notice of Meeting or any adjournment thereof.

        Axcan has retained Kingsdale Shareholders Services Inc. and MacKenzie Partners, Inc. to solicit proxies for us in Canada and the United States at an estimated cost of CAD$425,000, in the aggregate. Axcan has agreed to reimburse Kingsdale Shareholders Services Inc. and MacKenzie Partners, Inc. for their out-of-pocket expenses and to indemnify each of them against certain liabilities arising out of or in connection with their engagements.

        Axcan has also retained Merrill Lynch Canada Inc. as soliciting dealer manager. Merrill Lynch Canada Inc. will form a soliciting dealer group consisting of members of the Investment Dealers Association of Canada and members of the TSX. If Merrill Lynch Canada Inc. forms a soliciting dealer group, then Axcan expects that it will pay the members of the soliciting dealer group customary solicitation fees. Axcan expects that if a soliciting dealer group is formed, then Axcan will provide notice of such event by press release and/or such other means as Axcan may determine.

        Axcan has engaged Computershare Investor Services Inc. to act as Depositary for the receipt of certificates in respect of Common Shares and related Letters of Transmittal deposited pursuant to the Arrangement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out of pocket expenses and will be indemnified by Axcan against certain liabilities under applicable securities laws and expenses in connection therewith.

        No fee or commission is payable by any Shareholder who transmits its Common Shares directly to the Depositary. Except as set forth above or elsewhere in this Circular, Axcan will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Common Shares pursuant to the Arrangement.

Appointment of Proxyholders

        The persons named in the enclosed form of proxy are directors and executive officers of the Company. A Shareholder may appoint as proxy a person (who need not be a Shareholder) or company other than the persons designated in the enclosed form of proxy to attend and act on his behalf at the Meeting either by striking out the names printed in the accompanying form of proxy and inserting such other person's name in the blank space as provided therein, or by completing another acceptable proper form of proxy and, in either case, delivering the completed form of proxy to Axcan's transfer agent, c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, at the latest by 5:00 p.m. (Montreal time) on January 24, 2007, (or not less than 24 hours (excluding Saturdays, Sundays and bank holidays) before any reconvened Meeting if the Meeting is adjourned or postponed).

Revocation of Proxies

        A Shareholder may revoke a proxy as to any matter in respect of which a vote has not already been taken by depositing an instrument in writing executed by such Shareholder or by his proxyholder duly authorized in writing, or if the Shareholder is a Company, any such instrument of revocation shall be executed by a duly authorized officer or proxyholder thereof, and such revocation must be deposited (i) to Axcan's transfer agent, c/o Computershare Investor Services Inc., 1500 University Street, Suite 700, Montreal, Québec, H3A 3S8 by 5:00 p.m. (Montreal time) on the last Business Day preceding the date of the Meeting or any postponement(s) or adjournment(s) of the Meeting; or (ii) with the scrutineers at the Meeting to the attention of the chair of the Meeting, at or immediately prior to commencement of the Meeting or any postponement(s) or adjournment(s) thereof.

Exercise of Proxy

        The voting rights attached to the Common Shares represented by proxyholder in the accompanying form of proxy will be voted in accordance with the instructions indicated thereon.

        If no instructions are given, the voting rights attached to said Common Shares will be exercised by those persons designated in the form of proxy and will be voted FOR the Arrangement Resolution.

        The enclosed form of proxy confers discretionary voting authority upon the persons named therein with respect to amendments to matters identified in the Notice of Meeting, and with respect to such matters as may properly come before the Meeting. As of the date hereof, management of the Company knows of no such amendments or other matters to be presented for action at the Meeting.

Non-Registered Shareholders

        Only Registered Shareholders of Common Shares at the close of business on the Record Date, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a Non-Registered Shareholder are registered either in the name of an

Intermediary that the Non-Registered Shareholder deals with in respect of the Common Shares (intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans) or in the name of a depositary (such as the CDS). In accordance with Canadian securities laws, the Company has distributed copies of the Notice of Meeting, the Circular and the form of proxy (collectively, the "Meeting Materials") to CDS and Intermediaries for onward distribution to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive the Meeting Materials will either:

  (a)
  be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholders but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholders when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a form of proxy should otherwise properly complete the form of proxy and deposit it with the Company's registrar and transfer agent; or

  (b)
  more typically be given a voting instruction form which is signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one-page pre-printed form. Sometimes, instead of the one-page pre-printed form, the proxy authorization will consist of a regular printed proxy form accompanied by a page of instructions which contains the removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly completed and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

        In either case, the purpose of this procedure is to permit Non-Registered Shareholders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Shareholder should strike out the names of the management proxyholders printed in the accompanying form of proxy and insert the Non-Registered Shareholder's name in the blank space provided. In either case, the Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Transfer of Common Shares

        Only persons on the list of Shareholders entitled to receive the Notice of Meeting as of the Record Date are entitled to vote at the Meeting.

Interest of Informed Persons in Material Transactions

        Except as disclosed elsewhere in the Circular and other than through the ownership of Common Shares, none of the insiders of the Company nor any of their respective associates or affiliates, has any material interest, direct or indirect, in any material transaction since the beginning of the Company's most recently completed financial year, or in any proposed material transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

PROCEDURES FOR THE SURRENDER OF SHARE CERTIFICATES AND PAYMENT

Letter of Transmittal

        Once there is more certainty as to when the Arrangement will be completed, Axcan will mail to Registered Shareholders a Letter of Transmittal. In order to receive the Consideration for their Common Shares or Holdco Shares, Registered Shareholders will have to complete and sign the Letter of Transmittal and deliver it, together with their Common Share certificate(s) and any other required documents, to the Depositary in accordance with the instructions contained in the Letter of Transmittal. The Letter of Transmittal will also be available on our website at www.axcan.com, SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

        The Letter of Transmittal will contain procedural information relating to the Arrangement and should be reviewed carefully. Non-Registered Shareholders should carefully follow the instructions from the Intermediary that holds Common Shares on their behalf in order to submit their Common Share certificates.

Delivery of Consideration

        Following receipt of the Final Order and prior to the filing by the Company of the Articles of Arrangement in accordance with the terms of the Arrangement Agreement, Purchaser shall deposit sufficient cash with the Depositary for the benefit of Shareholders entitled to receive the Consideration.

        As soon as practicable following the later of the Effective Date and the surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Common Shares or Holdco Shares that were exchanged for cash, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholder of such surrendered certificate shall be entitled to receive in exchange therefor the cash which such Shareholder has the right to receive under the Arrangement for such Common Shares or Holdco Shares, less any amounts withheld pursuant to tax laws, and any certificate so surrendered shall forthwith be cancelled. The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of the Purchaser.

        Any use of mail to transmit certificate(s) for Common Shares or Holdco Shares and/or Letters of Transmittal is at the risk of the relevant Shareholder. If these documents are mailed, it is recommended that registered mail, with return receipt requested, and with proper insurance, be used.

        In the event of a transfer of ownership of Common Shares or Holdco Shares prior to the Effective Time that is not registered in the transfer records of Axcan or the applicable Qualifying Holdco, a cheque representing the proper amount of cash may be delivered to the transferee if the certificate representing such Common Shares or Holdco Shares, as the case may be, is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer prior to the Effective Time as specified in more detail in the Letter of Transmittal.

        Under no circumstances will interest on the Consideration be payable in connection with the Arrangement accrue or be paid by Axcan, the Purchaser or the Depositary to persons depositing Common Shares or Holdco Shares in connection with the Arrangement, regardless of any delay in making such payment.

        The Depositary will act as the mandatory of persons who have deposited Common Shares or Holdco Shares in connection with the Arrangement for the purpose of receiving payment from the Purchaser and transmitting payment from the Purchaser to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares or Holdco Shares.

        Unless otherwise directed in the Letter of Transmittal, the cheque to be issued pursuant to the Arrangement will be issued in the name of the Registered Shareholder of the Common Shares so deposited. Unless the person who deposits the certificate(s) representing the Common Shares instructs the Depositary to hold the cheque for pick up by checking the appropriate box in the Letter of Transmittal, a cheque payable in US funds will be forwarded by first class mail to the address supplied in the Letter of Transmittal. If address is provided, a cheque will be forwarded to the address of the Shareholder as shown on the register of the Transfer Agent.

        If (i) any former holder of Common Shares or holder of Holdco Shares that are acquired by Purchaser pursuant to the Plan of Arrangement fails for any reason to deliver to the Depositary for cancellation the certificates formerly representing Common Shares or Holdco Shares, as the case may be, (or an affidavit of loss and bond or other indemnity pursuant to the Plan of Arrangement) together with such other documents or instruments required for such former holder to receive the Consideration such former holder is entitled to receive pursuant to the Plan of Arrangement, or (ii) any former holder of any Option, DSU or RSU fails for any reason to deliver to the Depositary the documents or instruments required for such former holder to receive the Consideration which such former holder is entitled to receive pursuant to the Plan of Arrangement, as the case may be, in each case on or before the sixth anniversary of the Effective Date, on such sixth anniversary such former holder will be deemed to have donated and forfeited to Purchaser any cash, net of any applicable withholding or other taxes, held by the Depositary in trust for such former holder to which such former holder is entitled. At and after the Effective Time, any certificate formerly representing Common Shares or Holdco Shares, as the case may be, will represent only the right to receive from the Depositary the Consideration provided in the Plan of Arrangement; provided that such certificates will, on the sixth anniversary of the Effective Date, cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to Purchaser and will be cancelled. Neither the Company or the Purchaser will be liable to any Person in respect of any cash (including any cash previously held by the Depositary in trust for any such former holder) which is delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

        Each of the Purchaser, the Depositary and the Company shall be entitled to deduct and withhold from the Consideration otherwise payable under the Arrangement Agreement and the Plan of Arrangement to any holder of Common Shares, Holdco Shares, Options, DSUs, or RSUs such amounts as it is required to deduct and withhold with respect to such payment under all applicable Tax laws and pay such withholding amount over to the appropriate Governmental Authority. To the extent that amounts are so properly withheld, as the case may be, such withheld amounts shall be treated for all purposes of the Arrangement Agreement and the Plan of Arrangement as having been paid to the holder of the Common Shares, Holdco Shares, Options, DSUs or RSUs, in respect of which such deduction and withholding was made by the Purchaser, the Depositary or the Company, as the case may be.

        The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified by Axcan against certain liabilities under applicable securities laws and expenses in connection therewith.

RISK FACTORS

        The following risk factors should be carefully considered by Shareholders in evaluating whether to approve the Arrangement Resolution.

Risks Relating to the Arrangement

        The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside Axcan's control, including receipt of the Final Order. Other conditions precedent which are outside of Axcan's control include the receipt of the Regulatory Approvals and the Shareholder approval. There can be no certainty, nor can Axcan provide any assurance, that all conditions precedent to the Arrangement will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived.

        Each of the Purchaser and Axcan has the right, in certain circumstances, to terminate the Arrangement Agreement. Accordingly, there can be no certainty, nor can Axcan provide any assurance, that the Arrangement Agreement will not be terminated by either of the Purchaser or Axcan prior to the completion of the Arrangement.

        If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of the Common Shares may be materially adversely affected. Axcan's business, financial condition or results of operations could also be subject to various material adverse consequences, including that we would remain liable for significant costs relating to the Arrangement including, among others, legal, accounting and printing expenses. In addition, depending on the circumstances in which termination of the Arrangement Agreement occurs, we may have to pay the Termination Fee or reimburse certain expenses of the Purchaser Parties.

        See also "Background to and Reasons for the Arrangement — Reasons for the Arrangement" for a discussion of certain risks and other potentially negative factors concerning the Arrangement.

Risks Relating to Axcan

        Whether or not the Arrangement is completed, Axcan will continue to face many of the risks that it currently faces with respect to its business and affairs. Certain of these risk factors have been disclosed in Axcan's management's discussion and analysis and its annual information form.

ADDITIONAL INFORMATION

        Additional information relating to Axcan, including Axcan's most current annual information form, the comparative consolidated audited financial statements of Axcan for the financial year ended September 30, 2007, together with the report of auditors thereon, management's discussion and analysis of Axcan's financial conditions and results of operation for fiscal year 2007, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Copies of those documents, as well as additional copies of this circular, are available upon written request to the Company Secretary, upon payment of a reasonable charge were applicable.

GLOSSARY OF TERMS

        Unless the context otherwise requires, the following terms shall have the meanings set forth below when used in this Circular:

"1933 Act" means the United States Securities Act of 1933, as amended;

"ARC" means an advance ruling certificate under Section 102 of the Competition Act;

"Acquisition Proposal" means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction between or involving only the Company and/or one or more of its direct or indirect wholly-owned Subsidiaries, any offer, proposal or inquiry from any Person or joint actors (other than any Purchaser Party) relating to (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets or assets contributing 20% or more of the consolidated revenues of the Company and its Subsidiaries or 20% or more of any voting or equity securities of the Company or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of the Company, (ii) any take-over bid or exchange offer that, if consummated, would result in such Person or joint actors beneficially owning 20% or more of any class of voting or equity securities of the Company or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of the Company or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenue, as applicable, of the Company;

"affiliates" has the meaning ascribed thereto in Section 1.2 of National Instrument 45-106 — Prospectus and Registration Exemptions as in effect on November 29, 2007;

"Applicable Law" means, with respect to any Person, any domestic or foreign federal, national, state, provincial, municipal or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority, as amended unless expressly specified otherwise, that is binding upon or applicable to such Person;

"Arrangement" means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 10.1 of the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;

"Arrangement Agreement" means the arrangement agreement dated November 29, 2007, between Atom and Axcan and any amendment thereto made in accordance with such Arrangement Agreement;

"Arrangement Resolution" means the special resolution approving the Plan of Arrangement to be voted upon at the Meeting, in substantially the form and content of "Appendix A" hereto;

"Atom" means Atom Intermediate Holdings Inc., a company incorporated under the laws of Delaware;

"Articles of Arrangement" means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably;

"Axcan" means Axcan Pharma Inc., a corporation existing under the laws of Canada and, where the context requires, its subsidiaries or any successor corporation formed in accordance with a Pre-Acquisition Reorganization;

"Bank of America" means Bank of America, N.A.;

"Bank of America Bridge" means Banc of America Bridge LLC;

"BAS" means Banc of America Securities LLC;

"Board" means the board of directors of the Company as the same is constituted from time to time;

"BofA" means BAS, Bank of America and Bank of America Bridge;

"Break-up Fee" means an amount equal to US$35 million;

"Bridge Facility" has the meaning ascribed thereto under "Particulars of the Arrangement — Sources of Funds for the Arrangement — Debt Financing";

"Business Day" means a day, other than a Saturday, Sunday or other day on which commercial banks in Montréal, Québec or New York, New York are closed;

"Canadian Borrower" has the meaning ascribed thereto under "Particulars of the Arrangement — Sources of Funds for the Arrangement — Debt Financing";

"Canadian Guarantors" has the meaning ascribed thereto under "Particulars of the Arrangement — Sources of Funds for the Arrangement — Debt Financing";

"CBCA" means the Canada Business Corporations Act, as now enacted and as it may be amended, re-enacted or replaced from time to time prior to the Effective Time;

"CDS" means CDS Clearing and Depository Services Inc.;

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

"Change in Recommendation" has the meaning ascribed thereto under the heading "Summary of Arrangement Agreement — Change in Recommendation";

"Circular" means this Circular, including all appendices thereto;

"Code" has the meaning ascribed thereto under "Material U.S. Federal Income Tax Considerations";

"Commissioner" means a commissioner under the Competition Act;

"Commitment Parties" means BofA, HSBC, and RBC;

"Common Shares" means the common shares in the capital of Axcan, as currently constituted;

"Company Disclosure Letter" means the Company Disclosure Letter dated November 29, 2007 regarding the Arrangement Agreement that has been provided by the Company to the Purchaser;

"Company Strategic Initiative" has the meaning ascribed thereto under "Background to and Reasons for the Arrangement — Background for the Arrangement";

"Competition Act" means the Competition Act (Canada);

"Confidentiality Agreement" means the confidentiality agreement dated June 26, 2007 between the Equity Sponsor and the Company pursuant to which the Equity Sponsor and the Purchaser have been provided with access to confidential information of the Company, as amended from time to time in accordance with its terms;

"Consideration" means an amount of US$23.35 in cash per Common Share, provided that if Axcan should declare, set aside or pay any dividend or other distributions after November 29, 2007 other than pursuant to any Pre-Acquisition Reorganization, then the Purchaser may make such related adjustments as it deems appropriate to the Consideration;

"Court" means the Superior Court of Québec;

"CRA" means the Canada Revenue Agency;

"Debt Financing" means the financing contemplated by the Debt Commitment Letter (including without limitation the Debt Financing contemplated by the Engagement Letter referred to therein), as the same may be amended or replaced in accordance with the terms of the Arrangement Agreement;

"Debt Commitment Letter" means an executed commitment letter dated as of December 3, 2007 to Atom from Bank of America, Bank of America Bridge, BAS, HSBC Bank, HSBC Securities, Royal Bank and RBCMC;

"Depositary" means Computershare Investor Services Inc.;

"Director" means the Director appointed pursuant to Section 260 of the CBCA;

"Dissent Procedures" means the dissent procedures described under the heading "Dissenting Shareholders Rights";

"Dissent Rights" has the meaning ascribed to it under the heading "Dissenting Shareholders Rights";

"Dissenting Shareholder" means a holder of Common Shares who properly dissents in respect of the Arrangement in strict compliance with the Dissent Procedures and does not withdraw such dissent prior to the Effective Time;

"D&O Insurance" has the meaning ascribed to it under the heading "Summary of Arrangement Agreement — Director and Officer Liability";

"DSUs" means deferred share units issued under the Company's 2006 Stock Incentive Plan;

"EBITDA" means earnings before interest, taxes, depreciation and amortization;

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

"Effective Time" means 9:30 a.m. on the Effective Date or such other time as may be agreed by Axcan and the Purchaser;

"Equity Commitment Letter" means the commitment letter of the Equity Sponsor dated November 29, 2007 and made in favor of the Purchaser;

"Equity Sponsor" means TPG Partners V, L.P.;

"Employee Plans" means all material health, medical, dental, welfare, supplemental unemployment benefit, bonus, profit sharing, option, insurance, incentive, incentive compensation, deferred compensation, share purchase, share-based compensation, disability, pension, retirement or supplemental retirement plans and other material employee or director compensation or benefit plans, policies, trusts, funds, agreements or arrangements for the benefit of directors or former directors of Axcan and/or its Subsidiaries, consultants or former consultants of Axcan and/or its Subsidiaries, Axcan employees or former Axcan employees, which are maintained by, contributed to, or binding upon Axcan or any Subsidiary thereof or in respect of which Axcan or any Subsidiary thereof has any actual or potential liability;

"EPS" means earnings per share;

"Exchange" or "Exchanges" means the TSX and NASDAQ, as applicable;

"Facilities" means the Bridge Facility and the Secured Facilities;

"Final Order" means the final order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal;

"GAAP" means United States generally accepted accounting principles;

"Governmental Authority" means any (a) multinational, domestic, foreign, federal, national, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any stock exchange, including the Exchanges;

"Holdco Alternative" has the meaning ascribed to it under the heading "Holdco Alternative";

"Holdco Documents" has the meaning ascribed thereto under "Holdco Alternative";

"Holdco Election Date" has the meaning ascribed thereto under "Holdco Alternative";

"Holdco Shares" means common shares in the capital of a Qualifying Holdco;

"HSBC" means HSBC Bank and HSBC Securities;

"HSBC Bank" means HSBC Bank USA, N.A.;

"HSBC Securities" means HSBC Securities (USA) Inc.;

"HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 as amended;

"Indemnified Person" has the meaning ascribed thereto under "Summary of the Arrangement Agreement — Director and Officer Liability;

"Interim Order" means the interim order of the Court in respect of the Arrangement dated December 20, 2007, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably, a copy of which is reproduced in "Appendix E" to this Circular;

"Intermediary" means an intermediary that a Non-Registered Shareholder deals with in respect of the Common Shares, including, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self administered RRSPs, RRIFs, RESPs and similar plans;

"Investment Canada Act" means the Investment Canada Act;

"IRS" has the meaning ascribed thereto under "Material U.S. Federal Income Tax Considerations";

"Letter of Transmittal" means the letter of transmittal to be mailed by Axcan to Shareholders pursuant to which a Registered Shareholder may surrender certificate(s) representing Common Shares or Holdco Shares and receive, on the completion of the Arrangement, the Consideration;

"Lien" means, with respect to any property or asset, any mortgage, lien, hypothec, pledge, charge, security interest or encumbrance of any kind in respect of such property or asset;

"Limited Guarantee" means the limited guarantee dated November 29, 2007 by the Equity Sponsor in favor of Axcan;

"management projections" means financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Axcan furnished to Merrill Lynch by Axcan;

"Marketing Period" means the first period of 10 consecutive Business Days after January 7, 2008, throughout and on the last day of which (a) Purchaser shall have the Required Information, including the Required Information with respect to the Company's fiscal quarter ended December 31, 2007, and such Required Information shall be compliant, (b) all conditions set forth in "Summary of Arrangement Agreement — Mutual Conditions Precedent" or "Summary of Arrangement Agreement — Additional Conditions Precedent to the Obligations of the Purchaser" (other than those that by their nature will not be satisfied until the Effective Time) have been satisfied and nothing has occurred and no condition exists that would cause any of those conditions not to be satisfied assuming the Effective Time were to be scheduled for any time during such consecutive 10 Business Day period, and (c) the Company shall have provided all cooperation which it is obligated to provide under the assistance with Purchaser financing provisions of the Arrangement Agreement; provided that, notwithstanding the above, the "Marketing Period" shall not commence if, on or prior to the completion of such consecutive 10 Business Day period, (x) the Company has announced any intention or consideration to restate any financial statements or financial information included in the Required Information, in which case the Marketing Period will not commence at the earliest unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced that no restatement shall be required, (y) the Company has failed to file any report with the applicable Securities Authorities when due, in which case the Marketing Period will not commence unless and until all such reports have been filed, or (z) the Required Information would not be compliant throughout and on the last day of such 10 Business Day period, in which case a new 10 Business Day period shall commence upon the Purchaser receiving updated Required Information that would be compliant, and the requirements in clauses (a), (b) and (c) above would be satisfied throughout and on the last day of such new 10 Business Day period; and provided, however, that notwithstanding the above, if at the time of the Meeting the Purchaser has not received the Required Information, including the Required Information with respect to the Company's fiscal quarter ended December 31, 2007, or if any of such Required Information is not compliant, then each reference to "10 Business Day period" in this definition of "Marketing Period" shall be automatically replaced with "15 Business Day period";

"Matching Period" has the meaning ascribed thereto under "Summary of Arrangement Agreement — Non-Solicitation Covenant and 'Fiduciary Out' " and "Summary of Arrangement Agreement — Purchaser Right to Match";

"Material Adverse Effect" has the meaning ascribed thereto under "Summary of Arrangement Agreement — Representations and Warranties";

"Material Contract" means any contract (a) that limits or otherwise restricts in any material respect the activities of the Company or any of its Subsidiaries or any successor thereto or that would, after the Effective Time, limit or restrict in any material respect the activities of the Company or any of its Subsidiaries from engaging or competing in any line of business in any location or with any person, (b) that includes any material exclusive dealing arrangement or any other material arrangement that grants any material right of first refusal or material right of first offer or similar material right or that limits or purports to limit in any material respect the ability of the Company or its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material assets or business, (c) that is a material joint venture, alliance or partnership agreement, (d) that involves (i) upfront payments of at least US$1,000,000, (ii) total anticipated payments over the term of the Contract, or committed research and development spending, of at least US$1,000,000 in any given 12 month period or at least US$2,500,000 in any given 24 month period, (e) that involves the sale or exclusive license of any material product of the Company or any Subsidiary thereof, or (f) that is a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) that has not been filed or incorporated by reference in the Company's filings on SEDAR since December 31, 2005 up until November 29, 2007;

"Meeting" means the special meeting of Shareholders to be held on January 25, 2008 and any adjournment or postponement thereof, to consider the Arrangement Resolution;

"Meeting Materials" means the Notice of Meeting, the Circular and the form of proxy;

"Merrill Lynch" means Merrill Lynch, Pierce, Fenner & Smith Incorporated;

"Merrill Lynch Opinion" means the written opinion dated November 29, 2007 rendered by Merrill Lynch to the Board in connection with the Arrangement, a copy of which is attached to this Circular as "Appendix C";

"NASDAQ" means the NASDAQ Global Select Market;

"Non-Registered Shareholder" means a beneficial owner of Common Shares that are registered either in the name of an Intermediary or in the name of a depositary;

"Non-Resident Shareholder" means a Shareholder who, for the purposes of the Tax Act and at all relevant times, (i) has not been and is not a resident or deemed to be resident in Canada, and (ii) does not use or hold and is not deemed to use or hold Common Shares in connection with carrying on a business in Canada;

"Non-Resident Dissenting Shareholder" means a Non-Resident Shareholder who exercises Dissent Rights;

"Non-U.S. holder" has the meaning ascribed thereto under "Material U.S. Federal Income Tax Considerations";

"Notice Date" has the meaning ascribed thereto under "Summary of Arrangement Agreement — Non-Solicitation Covenant and 'Fiduciary Out "and "Summary of Arrangement Agreement — Purchaser Right to Match";

"Notice of Dissent" means a written objection to the Arrangement Resolution by a Shareholder;

"Notice of Meeting" means the notice dated December 21, 2007 of the Meeting;

"Notice of Presentation" means the notice of presentation in respect of the Final Order to be filed with the Court on behalf of Axcan, a copy of which is attached as "Appendix E" to this Circular;

"Notifiable Transaction" means a transaction that exceeds certain financial thresholds which requires prior notification under the Competition Act;

"Offer to Pay" means a written offer to a Dissenting Shareholder by the Purchaser to pay to such Person the fair value of such Person's Common Shares;

"Option" means an option to purchase Common Shares granted under any of the Stock Option Plans;

"Outside Date" means May 29, 2008, or such later date as the Purchaser and the Company may agree in writing, provided that if the Effective Date has not occurred by the Outside Date as a result of the failure to obtain all of the Regulatory Approvals, then either the Purchaser or the Company may from time to time elect in writing, provided that the Party so electing is then in compliance in all material respects with its obligations under the Arrangement Agreement, to extend the Outside Date by a specified period of not less than five Business Days, provided that in aggregate such extensions shall not exceed 30 days, and provided further that the Outside Date may only be extended if the Party so extending the Outside Date reasonably believes that all of the Regulatory Approvals will be obtained prior to the Outside Date, as it may be so extended, and further provided that, if the Marketing Period has commenced or commences at the time that such Regulatory Approvals have been obtained, the Outside Date shall not occur prior to the 11th Business Day (or 16th Business Day in the event that the Marketing Period has been extended to 15 Business Days pursuant to the last proviso in the definition of Marketing Period) after such Marketing Period commences;

"Parties" means the Purchaser and the Company, and "Party" means either of them;

"P/E" means price to earnings;

"PEG" means price to earnings over growth;

"Person" includes any individual, firm, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, body corporate, Company, company, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

"PFIC" has the meaning ascribed thereto under "Material U.S. Federal Income Tax Considerations";

"Plan of Arrangement" means the plan of arrangement, substantially in the form of "Appendix B" to this Circular, and any amendments or variations thereto made in accordance with Section 10.1 of the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;

"Pre-Acquisition Reorganization" has the meaning ascribed to it under the heading "Summary of Arrangement Agreement — Pre-Closing Reorganizations";

"Proposed Amendments" means all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada);

"Purchaser" means 4445660 Canada Inc., a corporation incorporated under the laws of Canada or, as applicable in certain sections of this Circular, Atom;

"Purchaser Parties" means Atom, the Purchaser and the Equity Sponsor;

"Qualifying Holdco" means a corporation that meets the conditions described under "Holdco Alternative" in respect of which the Holdco Alternative has been validly elected;

"Qualifying Holdco Shareholder" has the meaning ascribed thereto under "Holdco Alternative";

"RBC" means RBCMC and Royal Bank;

"RBCMC" means RBC Capital Markets Corporation; Royal Bank;

"Record Date" means December 21, 2007;

"Registered Shareholder" means a registered holder of Common Shares as recorded in the shareholders' registers maintained by the Transfer Agent and the Company, respectively;

"Regulatory Approvals" means those material sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Authorities required to consummate the transactions contemplated by the Arrangement Agreement and, for greater certainty, except for such consents, permits and other approvals required solely in connection with any Pre-Acquisition Reorganization or Purchaser's financing of the transactions contemplated by the Arrangement Agreement;

"Representatives" has the meaning ascribed thereto under "Summary of Arrangement Agreement — Non-Solicitation Covenant and 'Fiduciary Out"';

"Required Information" means the following information required to be delivered pursuant to the Company's agreement to co-operate with the Purchaser and its financing sources in order for the Purchaser to obtain the Debt Financing: financial statements prepared in accordance with GAAP, pro forma financial information, financial data, audit reports, and other information regarding the Company and the Subsidiaries as may be reasonably requested by Purchaser, including of the type and form required by Regulation S-X and Regulation S-K under the Securities Act for registered offerings of securities on Form S-1 (or any successor form) under the Securities Act, and of the type and form, and for the periods, customarily included in offering documents used in private placements of debt securities under Rule 144A of the 1933 Act, to consummate the offerings or placements of the Senior Notes, in each case assuming that such offering(s) of debt securities were consummated at the same time during the Company's fiscal year as such offering(s) of debt securities will be made (but in any event including such information with respect to the Company's fiscal quarter ended December 31, 2007 unless such information has become stale), all of which shall be compliant;

"Resident Shareholder" means a Shareholder who, for purposes of the Tax Act and any applicable income tax treaty, at all relevant times, is or is deemed to be resident in Canada;

"Resident Dissenting Shareholder" means a Resident Shareholder who exercises Dissent Rights;

"Reviewable Transactions" means a transaction involving the acquisition of control of a Canadian business by a non-Canadian that is subject to review under the Investment Canada Act;

"Royal Bank" means Royal Bank of Canada;

"RSUs" means restricted share units issued under the Company's 2006 Stock Incentive Plan;

"SEC" means the United States Securities and Exchange Commission;

"Secured Facilities" has the meaning ascribed thereto under "Particulars of the Arrangement — Sources of Funds for the Arrangement — Debt Financing";

"Securities Act" means the Securities Act (Québec);

"Securities Authorities" means the SEC, the AMF and the applicable securities commissions and other securities regulatory authorities in each of the other provinces and territories of Canada;

"Securities Laws" means the Securities Act, the 1933 Act and all other applicable Canadian provincial and territorial, United States federal and state securities laws, rules and regulations and published policies thereunder;

"Senior Notes" has the meaning ascribed thereto under "Particulars of the Arrangement — Sources of Funds for the Arrangement — Debt Financing";

"Severance Component Period" means an eligible employee's severance benefit under the Severance Plan determined in the discretion of Axcan, based on certain criteria, including the employee's position and years of service, as calculated under the terms of the Severance Plan;

"Severance Plan" means the Company's Severance Pay Plan adopted in November 2003, as amended in November 2007;

"Shareholders" means, the registered or beneficial holders of Common Shares, as the context requires;

"Sponsor Consortium" has the meaning ascribed thereto under "Background to and Reasons for the Arrangement — Background for the Arrangement";

"Stock Option Plans" means, collectively, the Company's Stock Option Plan and the Company's 2006 Stock Incentive Plan and any other existing stock option plan of the Company, in each case as amended from time to time;

"Subsidiary" has the meaning ascribed thereto in Section 1.1 of National Instrument 45-106 — Prospectus and Registration Exemptions as in effect on November 29, 2007;

"Superior Proposal" means any written Acquisition Proposal: (i) to acquire not less than 50.1% of the outstanding Common Shares or assets or revenues of the Company on a consolidated basis, (ii) that the Board determines in its good faith judgment is reasonably capable of being completed, taking into account to the extent considered appropriate by the Board, all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal, (iii) that was not solicited by the Company or any of its representatives in contravention of the non-solicitation section of the Arrangement Agreement and (iv) that the Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, is on terms and conditions that are more favourable than those contemplated by the Arrangement Agreement (after taking into account any modifications to the Arrangement Agreement proposed by the Purchaser as contemplated by the right to match section contained in the Arrangement Agreement);

"Tax Act" means the Income Tax Act (Canada);

"Taxes" means (a) any and all domestic and foreign federal, state, provincial, territorial, municipal and local taxes, assessments and other governmental charges, duties, impositions and liabilities imposed by any Governmental Authority, including Canada Pension Plan and provincial pension plan contributions, tax instalment payments, unemployment insurance contributions and employment insurance contributions, social security, worker's compensation and deductions at source, including taxes based on or measured by gross receipts, income, profits, sales, harmonized sales, business license, capital, use, and occupation, and including goods and services, value added, ad valorem, sales, product, capital, transfer, escheat, environmental, stamp, document, franchise, non-resident withholding, customs, payroll, recapture, employment, health fund, disability, severances, excise and property duties and taxes, and other taxes, duties, assessment of any nature whatsoever, together with all interest, penalties, fines and additions imposed with respect to such amounts, and any interest in respect of such penalties and additions, whether disputed or not, and (b) any liability for the payment of any amounts of the type described in clause (a) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable for another Person's Taxes as a transferee or successor, by contract or otherwise;

"Termination Fee" means an amount equal to US$30 million less any amounts actually paid or required to be paid by Axcan to the Purchaser as expense reimbursement pursuant to the Arrangement Agreement;

"Transfer Agent" means Computershare Investor Services Inc. or any successor thereof, transfer agent for the Common Shares;

"TSX" means the Toronto Stock Exchange;

"US Guarantors" has the meaning ascribed thereto under "Particulars of the Arrangement — Sources of Funds for the Arrangement — Debt Financing";

"U.S. holder" has the meaning ascribed thereto under "Material U.S. Federal Income Tax Considerations"; and

"Wall Street projections" means certain publicly available financial forecasts published by financial analysts referred to in the Merrill Lynch Opinion.

APPROVAL OF AXCAN

        The board of directors of Axcan approved the contents of this Notice of Special Meeting and Management Information Circular dated December 21, 2007 and authorized it to be sent to each Shareholder who is eligible to receive notice of and vote his or her Common Shares at our special shareholder meeting, and to each director and to the auditors and to each other person contemplated by the interim order of the Superior Court of Québec dated December 20, 2007.

        DATED at Montréal, Québec as of the 21st day of December 2007.

François Painchaud
Secretary

CONSENT OF STIKEMAN ELLIOTT LLP

To: The Board of Directors of Axcan Pharma Inc.

        We hereby consent to the references to our name and opinion contained under "Material Canadian Federal Income Tax Considerations" and to our name under "Background to and Reasons for the Arrangement — Background for the Arrangement" in the Notice of Special Meeting and Management Information Circular of Axcan Pharma Inc. dated December 21, 2007 with respect to a plan of arrangement.

Montreal, Québec	(Signed) STIKEMAN ELLIOTT LLP
December 21, 2007

CONSENT OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

To: The Board of Directors of Axcan Pharma Inc.

        We hereby consent to the references to our name and opinion letter dated November 29, 2007 to the Board of directors of Axcan Pharma Inc., contained under the heading "Background to and Reasons for the Arrangement — Merrill Lynch Opinion" and to the inclusion of the text of our opinion in "Appendix C" of the Notice of Special Shareholder Meeting and Management Information Circular of Axcan Pharma Inc. dated December 21, 2007 with respect to a plan of arrangement. In providing such consent, we do not intend that any person other than the Board of Directors of Axcan Pharma Inc. rely upon our fairness opinion.

New York City, New York	(Signed) MERRILL LYNCH, PIERCE, FENNER &
December 21, 2007	SMITH INCORPORATED

APPENDIX A

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.
The arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act (the "CBCA") of Axcan Pharma Inc, (the "Company"), as more particularly described and set forth in the management information circular (the "Circular") dated December 21, 2007 of the Company accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with the terms and conditions of the arrangement agreement (the "Arrangement Agreement") made as of November 29, 2007 between the Company and Atom Intermediate Holdings Inc., as amended), be and is hereby authorized, approved and adopted.

2.
The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement (the "Plan of Arrangement"), the full text of which is set out in "Appendix B" to the Circular, be and is hereby authorized, approved and adopted.

3.
The (i) Arrangement Agreement and related transactions, (ii) actions of the directors of the Company in approving the Arrangement Agreement, and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.
The Company be and is hereby authorized to apply for a final order from the Québec Superior Court to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

5.
Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Québec Superior Court, the directors of the Company be and are hereby authorized and empowered to, without notice to or approval of the shareholders of the Company, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement and (ii) subject to the terms of the Arrangement Agreement, not proceed with the Arrangement and related transactions.

6.
Any officer or director of the Company be and is hereby authorized and directed for and on behalf of the Company to execute and deliver for filing with the Director under the CBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7.
Any officer or director of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such Person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

A-1

APPENDIX B

PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

Section 1.1    Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, the following terms shall have the following meanings:

"affiliate" has the meaning ascribed thereto in Section 1.2 of National Instrument 45 106 — Prospectus and Registration Exemptions as in effect on the date hereof;

"Arrangement" means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to amendments or variations thereto made in accordance with Section 10.2 of the Arrangement Agreement, Section 5.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;

"Arrangement Agreement" means the arrangement agreement dated as of November 29, 2007 between the Purchaser and the Company (including the Schedules thereto) as amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

"Arrangement Resolution" means the special resolution approving this Plan of Arrangement to be considered a the Company Meeting;

"Articles of Arrangement" means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made;

"Business Day" means a day, other than a Saturday, a Sunday or other day on which commercial banks in Montréal, Québec, or New York, New York are closed;

"CBCA" means the Canada Business Corporations Act;

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to Subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

"Circular" means the Company's management information circular in respect of the Company Meeting;

"Common Shareholders" means the registered or beneficial holders of Common Shares, as the context requires;

"Common Shares" means the common shares in the capital of the Company, as currently constituted;

"Company" means Axcan Pharma Inc., a corporation existing under the laws of Canada;

"Company Meeting" means the special meeting of Common Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

"Consideration" means an amount of US$23.35 in cash per Common Share, subject to Section 5.5 of the Arrangement Agreement;

"Court" means the Québec Superior Court;

"Depositary" means Computershare Investor Services Inc.;

"Director" means the Director appointed under Section 260 of the CBCA;

"Dissent Rights" has the meaning ascribed thereto in Section 3.1 hereof;

"DSUs" means deferred share units issued under the Company's 2006 Stock Incentive Plan, as amended from time to time;

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

"Effective Time" means 9:30 a.m. (Montréal time) on the Effective Date, or such other time as may be agreed by the Company and the Purchaser;

"Exchange" or "Exchanges" means the Toronto Stock Exchange and/or the NASDAQ Global Select Market, as applicable;

"Exchange Rate" means the Bank of Canada published rate of exchange for United States dollars at noon on the day prior to the Effective Date;

"Final Order" means the final order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal;

"Governmental Authority" means any (a) multinational, domestic, foreign, federal, national, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any stock exchange, including the Exchanges;

"Holdco Agreement" means the agreement to be entered into between each Qualifying Holdco Shareholder that has elected the Holdco Alternative and the Purchaser providing for the acquisition of all issued and outstanding Holdco Shares by the Purchaser;

"Holdco Alternative" means the alternative for the Qualifying Holdco Shareholders to elect to sell their Common Shares indirectly by selling Holdco Shares;

"Holdco Shares" means common shares in the capital of a Qualifying Holdco;

"Interim Order" means the interim order of the Court providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably;

"Letter of Transmittal" means the letter of transmittal to be mailed to Common Shareholders, and holders of Options, DSUs and RSUs, as applicable, by the Company for use in connection with the Arrangement;

"Lien" means, with respect to any property or asset, any mortgage, lien, hypothec, pledge, charge, security interest or encumbrance of any kind in respect of such property or asset;

"Option" means an option to purchase one Common Share under any of the Stock Option Plans;

"Person" includes any individual, firm, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, body corporate, corporation, company, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

"Plan of Arrangement" means this plan of arrangement proposed under Section 192 of the CBCA, as amended, modified or supplemented from time to time in accordance with Section 10.2 of the Arrangement Agreement or the provisions hereof or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;

"Purchaser" means 4445660 Canada Inc., a corporation existing under the laws of Canada;

"Qualifying Holdco" means a company that meets the conditions set out in the Circular under "Holdco Alternative";

"RSUs" means restricted share units issued under the Company's 2006 Stock Incentive Plan, as amended from time to time;

"Stock Option Plans" means, collectively, the Company's Stock Option Plan and the Company's 2006 Stock Incentive Plan and any other existing stock option plan of the Company, in each case as amended from time to time; and

"Taxes" means (a) any and all domestic and foreign federal, state, provincial, territorial, municipal and local taxes, assessments and other governmental charges, duties, impositions and liabilities imposed by any Governmental Authority, including Canada Pension Plan and provincial pension plan contributions, tax instalment payments, unemployment insurance contributions and employment insurance contributions, social security, worker's compensation and deductions at source, including taxes based on or measured by gross receipts, income, profits, sales, harmonized sales, business license, capital, use, and occupation, and including goods and services, value added, ad valorem, sales, product, capital, transfer, escheat, environmental, stamp, document, franchise, non-resident withholding, customs, payroll, recapture, employment, health fund, disability, severances, excise and property duties and taxes, and other taxes, duties, assessment of any nature whatsoever, together with all interest, penalties, fines and additions imposed with respect to such amounts, and any interest in respect of such penalties and additions, whether disputed or not, and (b) any liability for the payment of any amounts of the type described in clause (a) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable for another Person's Taxes as a transferee or successor, by contract or otherwise.

Section 1.2    Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, the terms "hereof", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Plan of Arrangement.

Section 1.3    Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States of America and "$" or "US$" refers to U.S. dollars.

Section 1.4    Interpretation

Unless the subject matter or context otherwise requires, words importing the singular shall include the plural and vice versa and words importing gender shall include all genders. Whenever the words "include", "includes" or "including" are used in this Plan of Arrangement, they shall be deemed to be followed by the words "without limitation", whether or not they are in fact followed by those words or words of like import.

Section 1.5    Statutory References

In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute, regulation, direction or instrument is to that statute, regulation, direction or instrument as now enacted or as the same may from time to time be amended, re-enacted or replaced, and in the case of a reference to a statute, includes any regulations, rules, policies or directions made thereunder. Any reference in this Plan of Arrangement to a Person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns. References to any contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with its terms.

Section 1.6    Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. In this Agreement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively.

Section 1.7    Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time (Montréal, Québec) unless otherwise stipulated herein.

ARTICLE 2
THE ARRANGEMENT

Section 2.1    Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of, the Arrangement Agreement.

Section 2.2    Binding Effect

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time, on Purchaser, the Company, the Common Shareholders (including those described in Section 3.1), the Qualifying Holdco, the Qualifying Holdco Shareholders, and all holders of Options, DSUs and RSUs.

Section 2.3    Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order, without any further authorization, act or formality:

  (a)
  at the Effective Time, each Option granted and outstanding immediately prior to the Effective Time, other than those held by the Purchaser or any of its affiliates, shall, without any further action by or on behalf of any holder of such Option, be deemed to be vested and transferred by the holder thereof to the Company and cancelled in exchange for a cash amount equal to the Consideration less the exercise price in respect of such Option (converted at the Exchange Rate for United States dollars, as applicable);

  (b)
  five minutes following the step contemplated in Section 2.3(a), the Common Shares held by the dissenting Common Shareholders in respect of which such dissenting Common Shareholders have exercised Dissent Rights and have not withdrawn their notice of dissent will be deemed to have been transferred to the Purchaser and such holders will cease to have any rights as shareholders other than the right to be paid the fair value of their Common Shares as set out in Article 3;

  (c)
  at the time of the step contemplated in Section 2.3(b) and simultaneously with the transfer of the Holdco Shares, if any, pursuant to Section 2.3(d), each Common Share outstanding immediately prior to the Effective Time and not held by a dissenting Common Shareholder shall be transferred by the holder thereof to Purchaser in exchange for a cash amount equal to the Consideration;

  (d)
  simultaneously with the transfer of the Common Shares pursuant to Section 2.3(c), all of the Holdco Shares outstanding immediately prior to the Effective Time of each Qualifying Holdco, if any, will be transferred by the holders thereof to the Purchaser in consideration for an amount equal to the product of the Consideration and the total number of Common Shares beneficially owned by such Qualifying Holdco;

  (e)
  five minutes following the steps contemplated in Section 2.3(b), (c) and (d), all vested and unvested DSUs will be deemed to be vested and will, without any further action by the holder of the DSUs, be cancelled and terminated and the holder thereof will be entitled to receive from the Company, in exchange therefor, a cash amount equal to the Consideration per DSU; and

  (f)
  at the time of the step contemplated in Section 2.3(e), all vested and unvested RSUs will be deemed to be vested and will, without any further action by the holder of the RSUs, be cancelled and terminated and the holder thereof will be entitled to receive from the Company, in exchange therefor, a cash amount equal to the Consideration per RSU, provided that none of the foregoing will occur or will be deemed to occur unless all of the foregoing occurs.

Section 2.4    Effect

With respect to each Common Shareholder (other than a dissenting Common Shareholder), Qualifying Holdco Shareholders, holder of Options, DSUs and RSUs, as the case may be, on the Effective Date:

  (a)
  at the time of the step contemplated in Section 2.3(a), with respect to each Option other than those held by the Purchaser or any of its affiliates, the holder of such Option will cease to be the holder of such Option, will cease to have any rights as a holder in respect of such Option or under the Company's Stock Option Plan, and such holder's name will be removed from the registers of Options with respect to the Company's Stock Option Plans;

  (b)
  at the time of the step contemplated in Section 2.3(a), the Company's Stock Option Plan shall be cancelled;

  (c)
  at the time of the step contemplated in Section 2.3(b), with respect to each Common Share transferred pursuant to Section 2.3(b) or Section 2.3(c):

  (i)
  the holder of such Common Share will cease to be the holder of such Common Share;

  (ii)
  the name of each such holder will be removed from the register of holders of Common Shares; and

  (iii)
  ownership of such Common Share will be transferred to the Purchaser, and the Purchaser will be and be deemed to be the transferee and legal and beneficial owner of all Common Shares free and clear of any Liens and will be entered in the register for the Common Shares as the sole holder thereof, and the former holder and beneficial owner of such Common Share will cease to have any rights as a shareholder in respect of such Common Share;

  (d)
  at the time of the step contemplated in Section 2.3(d), with respect to each Holdco Share transferred pursuant to Section 2.3(d):

  (i)
  the holder of such Holdco Share will cease to be the holder of such Holdco Share;

  (ii)
  the name of each such holder will be removed from the register of holders of Holdco Shares of the appropriate Qualifying Holdco; and

  (iii)
  ownership of such Holdco Share will be transferred to the Purchaser, and the Purchaser will be and be deemed to be the transferee and legal and beneficial owner of all Holdco Shares free and clear of any Liens and will be entered in the register for the Holdco Shares of the appropriate Qualifying Holdco as the sole holder thereof, and the former holder and beneficial owner of such Holdco Share will cease to have any rights as a shareholder in respect of such Holdco Share;

  (e)
  at the time of the step contemplated in Section 2.3(f), the Company's 2006 Incentive Plan shall be cancelled.

ARTICLE 3
RIGHTS OF DISSENT

Section 3.1    Rights of Dissent

Common Shareholders may exercise rights of dissent in connection with the Arrangement with respect to their Common Shares pursuant to and in the manner set forth in Section 190 of the CBCA as the same may be modified by this Section 3.1 (the "Dissent Rights"), the Interim Order and the Final Order. Notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Company no later that 5:00 p.m. on the Business Day immediately preceding the Company Meeting. Common Shareholders who duly exercise such Dissent Rights and who are ultimately entitled to be paid fair value for their Common Shares shall be deemed to have irrevocably transferred such Common Shares to the Purchaser pursuant to Section 2.3(b) without any further act or formality and free and clear of all Liens, with Purchaser being obligated to pay such Common Shareholders in consideration therefor the fair value of such Common Shares, determined as of the close of business on the day before the Arrangement Resolution is adopted. Common Shareholders who exercise, or purport to exercise, Dissent Rights and who for any reason are ultimately not entitled to be paid fair value for their Common Shares shall be deemed to have participated in the Arrangement on the same basis as a Common Shareholder that has not exercised Dissent Rights, as at and from the time specified in Section 2.3(c), but in no case shall the Company, Purchaser or any other Person be required to recognize such Common Shareholders as holders of Common Shares after the time set out in Section 2.3(b) and (c), and the names of such Common Shareholders shall be deleted from the register of Common Shareholders at the time set out in Section 2.4(c).

ARTICLE 4
CERTIFICATES AND PAYMENTS

Section 4.1    Payment of Consideration

  (a)
  Following receipt of the Final Order and prior to the filing by the Company of the Articles of Arrangement with the Director in accordance with the terms of the Arrangement Agreement, Purchaser shall deposit sufficient cash with the Depositary for the benefit of Common Shareholders and Qualifying Holdco Shareholders entitled to amounts under the transactions described in Section 2.3(c) and 2.3(d), respectively. As soon as practicable following the later of the Effective Date and the surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Common Shares or Holdco Shares that were exchanged for cash, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Common Shareholder or Qualifying Holdco Shareholder of such surrendered certificate shall be entitled to receive in exchange therefor the cash which such Common Shareholder or Qualifying Holdco Shareholder has the right to receive under the Arrangement for such Common Shares or Holdco Shares, less any amounts withheld pursuant to Section 4.4, and any certificate so surrendered shall forthwith be cancelled. The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of the Purchaser.

  (b)
  Until surrendered as contemplated by Section 4.1(a), each certificate which immediately prior to the Effective Time represented Common Shares or Holdco Shares shall be deemed after the time set out in Section 2.3(c) and 2.3(d), to represent only the right to receive upon such surrender a cash payment, out of the cash deposited pursuant to Section 4.1(a), in lieu of such certificate as contemplated in Section 4.1(a), less any amounts withheld pursuant to Section 4.4. For greater certainty, as of the Effective Time, a Common Shareholder's or Qualifying Holdco Shareholder's right to receive cash under the Arrangement shall be satisfied only out of the amount deposited pursuant to Section 4.1(a) and such Common Shareholder or Qualifying Holdco Shareholder shall have no further right or claim as against Purchaser or the Company except to the extent the cash deposited by Purchaser is insufficient to satisfy the amounts payable to the Common Shareholders and Qualifying Holdco Shareholder.

  (c)
  Following receipt of the Final Order and prior to the filing by the Company of the Articles of Arrangement with the Director in accordance with the terms of the Arrangement Agreement, Purchaser shall cause sufficient cash to be deposited with the Depositary required to satisfy the payment obligations pursuant to Section 2.3(a), Section 2.3(e) and Section 2.3(f). The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of the Purchaser.

  (d)
  As soon as practicably following the later of the Effective Date and, if required by the Company, the delivery to the Depositary by or on behalf of a former holder of any Option, DSUs or RSUs of a duly completed Letter of Transmittal, and such additional documents and instruments as the Depositary may reasonably require, the former holder of any Option, DSUs or RSUs, as reflected on the registers maintained by or on behalf of the Company in respect of the Options, or in the books and records of the Company in connection with the DSUs and the RSUs, as the case may be, will be entitled to receive the cash payment which such former holder is entitled to receive pursuant to Section 2.3(a), Section 2.3(e) and Section 2.3(f), as the case may be, less any amounts withheld pursuant to Section 4.4.

Section 4.2    Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares or Holdco Shares that were exchanged pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder's Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to Purchaser in such sum as Purchaser may direct, or otherwise indemnify Purchaser, the Company and the Qualifying Holdco in a manner satisfactory to Purchaser and the Company, against any claim that may be made against Purchaser, the Company and the Qualifying Holdco with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4.3    Extinction of Rights

If (i) any former holder of Common Shares or Holdco Shares that are acquired by Purchaser pursuant to Section 2.3(c) and 2.3(d) fails for any reason to deliver to the Depositary for cancellation the certificates formerly representing Common Shares or Holdco Shares (or an affidavit of loss and bond or other indemnity pursuant to Section 4.2), together with such other documents or instruments required for such former holder to receive the cash payment which such former holder is entitled to received pursuant to Section 2.3(c) and 2.3(d), or (ii) any former holder of any Option, DSU or RSU fails for any reason to deliver to the Depositary the documents or instruments required for such former holder to receive the cash payment which such former holder is entitled to receive pursuant to Section 2.3(a), Section 2.3(e) and Section 2.3(f), as the case may be, in each case on or before the sixth anniversary of the Effective Date, on such sixth anniversary such former holder will be deemed to have donated and forfeited to Purchaser any cash, net of any applicable withholding or other taxes, held by the Depositary in trust for such former holder to which such former holder is entitled. At and after the Effective Time, any certificate formerly representing Common Shares will represent only the right to receive from the Depositary the consideration provided in this Plan of Arrangement; provided that such certificates will, on the sixth anniversary of the Effective Date, cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to Purchaser and will be cancelled. Neither the Company or the Purchaser will be liable to any Person in respect of any cash (including any cash previously held by the Depositary in trust for any such former holder) which is delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

Section 4.4    Withholding Rights

Each of the Purchaser, the Depositary and the Company shall be entitled to deduct and withhold from the consideration otherwise payable under the Arrangement Agreement and this Plan of Arrangement (including, without limitation, any amounts payable pursuant to Section 3.1) to any holder of Common Shares, Holdco Shares, Options, DSUs, or RSUs such amounts as it is required to deduct and withhold with respect to such payment under all applicable Tax laws and pay such withholding amount over to the appropriate Governmental Authority. To the extent that amounts are so properly withheld, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement and the Plan of Arrangement as having been paid to the holder of the Common Shares, Holdco Shares, Options, DSUs or RSUs, in respect of which such deduction and withholding was made by the Purchaser, the Depositary or the Company, as the case may be.

ARTICLE 5
AMENDMENTS

Section 5.1    Amendments to Plan of Arrangement

  (a)
  The Company may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by Purchaser, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to Common Shareholders if and as required by the Court.

  (b)
  Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting (provided that Purchaser shall have consented thereto acting reasonably) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

  (c)
  Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to by each of the Company and Purchaser (in each case, acting reasonably) and (ii) if required by the Court, it is consented to by the Common Shareholders voting in the manner directed by the Court.

  (d)
  Any amendment, modification or supplement to this Plan of Arrangement may be made at any time and from time to time prior to the Effective Date unilaterally by Purchaser, provided that it concerns a matter which, in the reasonable opinion of Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Common Shareholder.

ARTICLE 6
FURTHER ASSURANCES

Section 6.1    Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

APPENDIX C

MERRILL LYNCH OPINION

Global Markets & Investments Banking Group 4 World Financial Center North Tower 30th Floor New York, New York 10080 212 449 1000

November 29, 2007

Board of Directors
Axcan Pharma Inc.
597 Laurier Boulevard
Mont Saint-Hilaire, Quebec J3H 6C4
Canada

Members of the Board of Directors:

        Axcan Pharma Inc. (the "Company") and Atom Intermediate Holdings Inc. ("Acquiror") propose to enter into an arrangement agreement dated as of November 29, 2007 (the "Arrangement Agreement") pursuant to which Acquiror will acquire all of the issued and outstanding common shares in the capital of the Company (the "Company Shares") pursuant to a plan of arrangement (the "Arrangement") for US$23.35 per share in cash (the "Consideration").

        You have asked us whether, in our opinion, the Consideration to be received by the holders of the Company Shares pursuant to the Arrangement is fair from a financial point of view to such holders (other than any such holders who may become affiliates of, or direct or indirect investors in, Acquiror or its parent company).

        In arriving at the opinion set forth below, we have, among other things:

  (1)
  Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

  (2)
  Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company and certain publicly available financial forecasts published by financial analysts;

  (3)
  Conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses 1 and 2 above;

  (4)
  Reviewed the market prices and valuation multiples for the Company Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (5)
  Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (6)
  Compared the proposed financial terms of the Arrangement with the financial terms of certain other transactions that we deemed to be relevant;

  (7)
  Participated in certain discussions and negotiations among representatives of the Company and Acquiror and their financial and legal advisors;

  (8)
  Reviewed the Arrangement Agreement and the debt financing commitment letter issued to the Acquiror by Banc of America Securities LLC, Banc of America Bridge LLC, Bank of America, N.A., HSBC Securities (USA) Inc. and HSBC Bank USA, N.A., the equity financing commitment letter issued by TPG Partners V, L.P. ("TPG") to the Acquiror and the Limited Guarantee issued by TPG in favor of the Company, each dated as of November 29, 2007, and certain related documents; and

C-1

  (9)
  Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

        In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company under any provincial or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company.

        Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

        We are acting as financial advisor to the Company in connection with the Arrangement and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Arrangement. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We or our affiliates have, in the past, provided financial advisory and financing services to the Company and to TPG or its affiliates or portfolio companies and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company Shares for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

        This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Arrangement and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Arrangement or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Company Shares.

        We are not expressing any opinion herein as to the prices at which the Company Shares will trade following the announcement of the Arrangement.

        On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Company Shares pursuant to the Arrangement is fair from a financial point of view to such holders (other than any such holders who may become affiliates of, or direct or indirect investors in, Acquiror or its parent company).

Very truly yours,
(Signed) MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

C-2

APPENDIX D

SECTION 190 OF THE CBCA

190.
(1)   Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

  (a)
  amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

  (b)
  amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

  (c)
  amalgamate otherwise than under section 184;

  (d)
  be continued under section 188;

  (e)
  sell, lease or exchange all or substantially all its property under subsection 189(3); or

  (f)
  carry out a going-private transaction or a squeeze-out transaction.

Further right

  (2)
  A holder of shares of any class or Series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

  (2.1)
  The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

  (3)
  In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

  (4)
  A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

  (5)
  A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

  (6)
  The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

  (7)
  A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

  (a)
  the shareholder's name and address;

    (b)
    the number and class of shares in respect of which the shareholder dissents; and

    (c)
    a demand for payment of the fair value of such shares.

Share certificate

  (8)
  A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

  (9)
  A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section. Endorsing certificate

  (10)
  A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

  (11)
  On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

  (a)
  the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

  (b)
  the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

  (c)
  the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder's rights are reinstated as of the date the notice was sent.

Offer to pay

  (12)
  A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

  (a)
  a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

  (b)
  if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares. Same terms

  (13)
  Every offer made under subsection (12) for shares of the same class or Series shall be on the same terms.

Payment

  (14)
  Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

  (15)
  Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

  (16)
  If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

  (17)
  An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

  (18)
  A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

  (19)
  On an application to a court under subsection (15) or (16),

  (a)
  all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

  (b)
  the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

  (20)
  On an application to a court under subsection (15) or (16), the court may determine whether any other Person is a dissenting shareholder who should be joined as a parry, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

  (21)
  A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

  (22)
  The final order of a court shall be rendered against the corporation in favor of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

  (23)
  A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

  (24)
  If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

  (25)
  If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

  (a)
  withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

    (b)
    retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

  (26)
  A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

  (a)
  the corporation is or would after the payment be unable to pay its liabilities as they become due; or

  (b)
  the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

APPENDIX E

COURT DOCUMENTATION

E-1

CANADA SUPERIOR COURT (Commercial Division) PROVINCE OF QUEBEC DISTRICT OF MONTREAL Date: December 20, 2007 No.: 500-11-032147-072 Present: Justice Pierre Journet, J.S.C. AXCAN PHARMA INC., Applicant and SHAREHOLDERS and HOLDERS OF OPTIONS to acquire common shares of Axcan Pharma Inc. and HOLDERS OF DEFERRED SHARE UNITS AND RESTRICTED SHARE UNITS OF AXCAN PHARMA INC., and ATOM INTERMEDIATE HOLDINGS, INC., and 4445660 CANADA INC., and THE DIRECTOR APPOINTED UNDER SECTION 260 OF THE CANADA BUSINESS CORPORATIONS ACT; Mis-en-cause INTERIM ORDER [1] CONSIDERING the Application for Interim and Final Orders with respect to an Arrangement filed by Axcan on December 20, 2007;

2 [2] CONSIDERING the affidavit in support thereof executed by Michael Tarnow on December 19, 2007; [3] CONSIDERING the letter issued by Michelle Normandeau of the Compliance and Policy Directorate of Corporations Canada on December 19, 2007 confirming that the Director appointed under the Canada Business Corporations Act does not need to appear to be heard on the Application at the interim level; FOR THESE REASONS, THE COURT: As to the meeting [4] ORDERS that Axcan is authorized and directed to call, hold and conduct a special meeting (the "Special Meeting") of the registered holders of Axcan common shares (the "Axcan Common Shares") to be held in Montreal, Quebec, on January 25, 2008, to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution") to approve an arrangement substantially as contemplated in the plan of arrangement (the "Plan of Arrangement"), attached as Appendix to the draft management information circular of Axcan (the "Management Circular") produced as Exhibit R 3; [5] ORDERS that the Special Meeting shall be called, held and conducted in accordance with the notice of special meeting of Axcan Shareholders produced as Exhibit R 2 (the "Notice of Special Meeting"), the CBCA, the articles and by-laws of Axcan, the terms of this Interim Order, any further Order of this Court, and the rulings and directions of the Chair of the Special Meeting, and, to the extent of any inconsistency or discrepancy between this Interim Order and the articles and/or by-laws of Axcan, this Interim Order shall govern; As to the record date for notice [6] ORDERS that, provided that the Notice of Special Meeting is issued during the week of the 24th day of December, the record date for determination of registered holders of Axcan Common Shares entitled to receive the Notice of Special Meeting, Management Circular and forms of proxy (collectively referred to as the "Proxy Material") shall be December 21, 2007 (the "Record Date") in application of Section 134(2)(a)(ii) of the CBCA;

3 As to the notice of meeting [7] ORDERS that the Proxy Material, with such amendments or additional documents as counsel for Axcan may advise are necessary or desirable and as are not inconsistent with the terms of this Interim Order or the Plan of Arrangement, and a copy of this Interim Order, shall be sent to: a) the holders of Axcan Common Shares of record at the close of business on the Record Date, being at least twenty-one days prior to the date of the Special Meeting, excluding the date of mailing, delivery or transmittal and the date of the Special Meeting and to the holders of options to acquire Common Shares of Axcan and holders of deferred share units and restricted share units of Axcan (hereinafter collectively the "Axcan Securityholders"), by one or more of the following methods: i) by first class prepaid mail, addressed to each registered holder of Axcan Common Shares at his, her or its address registered on the common share register of Axcan and each holder of options to acquire Common Shares of Axcan (herein after the "Axcan Options") at his, her or its address recorded on the records of Axcan; ii) by delivery in person or by recognized courier service to the addresses specified in subparagraph (i) above; iii) in the case of non-registered holders of Axcan Common Shares, by delivering multiple copies to intermediaries and registered nominees as they are defined in National Instrument 54-101 to facilitate distribution to non-registered holders of Axcan Common Shares, the whole in accordance with National Instrument 54-101; or iv) by facsimile transmission to any registered holder of Axcan Common Shares or holder of Axcan Options identifying himself, herself or itself to the satisfaction of Axcan and acting through its representatives, who requests such facsimile transmission and, if required by Axcan, is prepared to pay the charges for such facsimile transmission; b) the directors and auditors of Axcan, and the Director, by mailing the Proxy Material by first class prepaid mail addressed to such persons, or by delivery, in person or by recognized courier service, or by facsimile transmission at least twenty-one days prior to the

4 date of the Special Meeting, excluding the date of mailing and the date of the Special Meeting; c) and, at the election of Axcan, to holders of options to acquire Axcan Common Shares and holders of deferred share units and restricted share units of Axcan, through e-mail or through Axcan’s Intranet; As to deemed receipt of meeting materials and service of the application and the interim order [8] ORDERS that the Proxy Material shall be deemed, for the purposes of this Interim Order, to have been received by, and the application and this Interim Order to have been served on Axcan Securityholders: a) in the case of mailing, three days after delivery thereof to the post office; b) in the case of delivery in person, upon receipt thereof at the intended recipient’s address or, in the case of delivery by courier, one business day after receipt by the courier; and c) in the case of facsimile transmission, upon the transmission thereof; d) in the case of e-mail or transmission through Axcan’s Intranet, upon the transmission thereof; As to permitted attendees [9] ORDERS that the only persons entitled to attend the Special Meeting shall be: a) the holders of Axcan Common Shares or their respective proxyholders in each case entitled to vote at the Special Meeting; b) the holders of Axcan Options; c) Axcan's officers, directors, auditors and advisors; d) representatives of TPG Partners V, L.P., 4445660 Canada Inc. and Atom Intermediate Holdings, Inc.; e) the Director; and f) other persons with the permission of the Chair of the Special Meeting;

5 [10] and that the only persons entitled to vote at the Special Meeting on the Arrangement Resolution shall be the registered Axcan Shareholders as at the close of business on the Record Date, or their respective proxyholders; [11] ORDERS that the accidental omission to give notice of the Special Meeting, or the non-receipt of such notice, shall not invalidate any resolution passed or proceedings taken at the Special Meeting and shall not constitute a breach of this Interim Order; As to quorum and voting [12] ORDERS that the quorum required at the Special Meeting shall be 2 holders of Axcan Common Shares present in person or by proxy, and holding or representing at least 25% of the Axcan Common Shares and who are entitled to attend and vote at the Special Meeting; [13] ORDERS that the Special Meeting shall be a single meeting of Axcan Shareholders who shall vote as a single class on the Arrangement Resolution; [14] ORDERS that votes shall be taken at the Special Meeting on the basis of one vote per Axcan Common Share, subject to further order of this Court, the vote required to pass the Arrangement Resolution shall be the affirmative vote of not less than 66 2/3% of the votes cast in respect of that resolution by the Axcan Shareholders present or represented by proxy at the Special Meeting; As to adjournment of meeting and amendments [15] ORDERS that Axcan, if it deems advisable, is specifically authorized to adjourn or postpone the Special Meeting on one or more occasions, without the necessity of first convening the Special Meeting or first obtaining any vote of Axcan Shareholders respecting the adjournment or postponement subject to the terms of the Arrangement Agreement; [16] ORDERS that Axcan is authorized to make such amendments, revisions or supplements to the Plan of Arrangement as it may determine, without any additional notice to the Axcan Shareholders, subject to the terms of the Arrangement Agreement and the Plan of Arrangement as so amended, revised or supplemented shall be the Plan of Arrangement submitted to the Special Meeting and the subject of the Arrangement Resolution;

6 As to scrutineers [17] ORDERS that the scrutineers for the Special Meeting shall be Computershare Investor Services Inc. (acting through its representatives for that purpose) and the duties of the scrutineers shall include: a) invigilating and reporting to the Chair on the deposit and validity of the proxies; b) reporting to the Chair on the quorum of the Special Meeting; c) reporting to the Chair on the polls taken or ballots cast at the Special Meeting; and d) providing to Axcan and to the Chair written reports on matters related to their duties; As to proxies [18] ORDERS that Axcan is authorized to use the forms of proxy, in substantially the same form as Exhibit R 4, subject to Axcan's ability to insert dates and other relevant information in the final forms of proxy, and Axcan is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine; [19] ORDERS that the procedure for the use of proxies at the Special Meeting shall be as set out in the Management Circular; [20] ORDERS that Axcan may in its discretion waive generally the time limits for the deposit of proxies by the Axcan Shareholders, if Axcan deems it advisable to do so; As to dissent rights [21] ORDERS that the registered holders of Axcan Common Shares shall be entitled to exercise rights of dissent and appraisal in compliance with Section 190 of the CBCA as applied by the Interim Order, and to seek fair value for their Axcan Common Shares, provided that any such holder who wishes to dissent must give a written notice objecting to the Arrangement Resolution so as to be received prior to 5:00 p.m. (Montreal time) on the date that is one business day preceding the Special Meeting (rather than at or prior to the Special Meeting as provided by Section 190(5) of the CBCA) as set out in the Plan of Arrangement. For the

7 purpose of these proceedings, the "Court" referred to in Section 190 of the CBCA means the Superior Court of the Province of Quebec; [22] ORDERS that any payment to be made for shares in respect of which dissent rights are exercised shall be made by 4445660 Canada Inc. and not by Axcan; As to service of court proceedings [23] ORDERS that Axcan shall include in the Proxy Material, as Appendices to the Management Circular, a copy this Interim Order and of the Application, without the exhibits, (collectively the "Court Materials"), and that the Court Materials shall be deemed to have been received by and served upon the Axcan Securityholders at the times specified above as to service of the application and the Interim Order, whether those persons reside within Quebec or within another jurisdiction; [24] ORDERS that sending the Court Materials in accordance with this Interim Order shall constitute good and sufficient service of such Court Materials upon all persons who are entitled to receive such Court Materials pursuant to this Interim Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings; [25] ORDERS that Axcan shall make proof of service with an affidavit to the effect that the Court Materials were sent in accordance with this Interim Order to which shall be annexed the lists of Axcan Securityholders to whom such Court Materials were sent; [26] ORDERS that the Axcan Securityholders (and any transferee of Axcan Common Shares after the Record Date) and all other persons served in accordance with this Interim Order shall be parties to the application and shall be bound by the orders and findings of this Court in the application; As to sanction hearing [27] ORDERS that, upon the approval by the Axcan Shareholders of the Arrangement Resolution in the manner set forth in this Interim Order, Axcan may apply to this Court for a final order as set out below (the "Final Order"); [28] ORDERS that such Application for a Final Order be presented on January 28, 2008, before the Quebec Superior Court, District of Montreal, sitting at the Montréal Courthouse at 1 Notre-Dame Street East, in the City of

8 Montréal, in room 16.12 at 9:00 a.m. or so soon thereafter as counsel may be heard; [29] ORDERS the Master of the Rolls of the Superior Court, Commercial Division, to include the Application for a Final Order on the Roll of the Commercial Division of the Superior Court in Room 16.12 of the Montreal Courthouse for January 28, 2008; [30] ORDERS that any Axcan Securityholder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order; [31] ORDERS that any person seeking to appear at the hearing of the application for the Final Order shall: a) file into the Court record, and serve on Axcan’s counsel of record, an Appearance on or before January 10, 2008; b) if the appearance is with a view to contesting the application for Final Order, serve on Axcan's counsel of record and file into the Court record, on or before January 15, 2008, a written contestation, supported as to the facts by affidavit(s), and exhibit(s) if any, without which such contestation the appearing person shall not be admitted to contest the application for Final Order; As to variance [32] ORDERS that Axcan shall be entitled, at any time, to seek leave to vary this Interim Order; As to procedural matters [33] DISPENSES Axcan, for the purpose of the Interim Order only, from any obligation to serve upon or provide any other from of notice to any person of the presentation of the Motion for Interim and Final Order with respect to a Plan of Arrangement; [34] DECLARES that Axcan is entitled, at any time, to seek leave to vary the Interim Order to be rendered by this Court; [35] ORDERS provisional execution of the Interim Order to be rendered by this Court notwithstanding appeal and without the necessity of furnishing security;

9 [36] ORDERS that the contents of the exhibits attached to the present Application for Interim and Final Order with respect to an Arrangement be maintained confidential and under seal in the Court record until further Order from this Court; [37] THE WHOLE, without costs. MONTREAL, December 20, 2007 Pierre Journet, J.S.C. Mtre Marc-André Coulombe Stikeman Elliott LLP Attorney for the Applicant

CANADA SUPERIOR COURT (Commercial Division) PROVINCE OF QUÉBEC DISTRICT OF MONTRÉAL No.: 500-11-032147-072 In the matter of the arrangement proposed by Axcan Pharma Inc. under Section 192 of the Canada Business Corporations Act, R.S.C., c. C-44, as amended: AXCAN PHARMA INC., having its head office at 597 Laurier Boulevard in Mont-Saint-Hilaire, province of Québec; Applicant and SHAREHOLDERS and HOLDERS OF OPTIONS to acquire common shares of Axcan Pharma Inc. and HOLDERS OF DEFERRED SHARE UNITS AND RESTRICTED SHARE UNITS OF AXCAN PHARMA INC.; and ATOM INTERMEDIATE HOLDINGS, INC., having its head office at 301 Commerce Street, Suite 3300, Fort Worth, State of Texas; and 4445660 CANADA INC., having its head office at 1501 McGill College in Montréal, province of Québec; and THE DIRECTOR APPOINTED UNDER SECTION 260 OF THE CANADA BUSINESS CORPORATIONS ACT (the "Director"), having his office at Complex Jean-Edmonds South, 9th Floor, 365 Laurier Avenue West, in the City of Ottawa, Province of Ontario; Mis-en-cause APPLICATION FOR INTERIM AND FINAL ORDERS WITH RESPECT TO AN ARRANGEMENT (Sections 192 and 248 Canada Business Corporations Act, R.S.C., c. C 44 and Article 33 Code of Civil Procedure)

- 2 - TABLE OF CONTENTS I. BACKGROUND AND NATURE OF THE PRESENT APPLICATION 3 II. THE PARTIES TO THE ARRANGEMENT 5 III. THE PLAN OF ARRANGEMENT 7 IV. DISSENT RIGHTS 9 V. FAIRNESS AND STRATEGIC REASONS FOR THE PLAN OF ARRANGEMENT AND APPROVAL OF THE BOARD OF DIRECTORS 9 VI. IMPRACTICABILITY 10 VII. SOLVENCY OF AXCAN 11 VIII. PROPOSAL TO OBTAIN THE APPROVAL OF AXCAN SHAREHOLDERS 11 IX. INTERIM AND FINAL ORDERS BINDING ON THE AXCAN SHAREHOLDERS 12 X. PRACTICAL CONSIDERATIONS 13 AS TO THE MEETING 13 AS TO THE RECORD DATE FOR NOTICE 14 AS TO THE NOTICE OF MEETING 14 AS TO DEEMED RECEIPT OF MEETING MATERIALS AND SERVICE OF THE APPLICATION AND THE INTERIM ORDER 15 AS TO PERMITTED ATTENDEES 16 AS TO QUORUM AND VOTING 16 AS TO ADJOURNMENT OF MEETING AND AMENDMENTS 17 AS TO SCRUTINEERS 17 AS TO PROXIES 17 AS TO DISSENT RIGHTS 18 AS TO SERVICE OF COURT PROCEEDINGS 18 AS TO SANCTION HEARING 19 AS TO VARIANCE 20 AS TO PROCEDURAL MATTERS 20

- 3 - TO ONE OF THE HONOURABLE JUDGES OF THE SUPERIOR COURT OF QUEBEC SITTING IN COMMERCIAL DIVISION IN AND FOR THE DISTRICT OF MONTREAL, THE APPLICANT, AXCAN PHARMA INC., RESPECTFULLY SUBMITS AS FOLLOWS: I. BACKGROUND AND NATURE OF THE PRESENT APPLICATION (a) Background 1. Axcan Pharma Inc. ("Axcan") was incorporated on October 1, 1993, under the Canada Business Corporations Act, R.S.C., c. C-44 (the "CBCA"). Its common shares are listed and posted for trading on the Toronto Stock Exchange and on the NASDAQ Global Market; 2. Axcan is a leading multinational specialty pharmaceutical corporation focused on gastroenterology; 3. Axcan and 4445660 Canada Inc., an affiliate of TPG Capital, L.P., a private investment firm, have entered into an arrangement agreement whereby this affiliate will acquire all of the outstanding common shares of Axcan for a purchase price of US$23.35 per share, which places an aggregate value of approximately US$1.3 billion on Axcan. As a result of the proposed transaction, Axcan will be taken private; 4. The Board of Directors of Axcan considers that the offer underlying the arrangement agreement is fair from a financial point of view to the shareholders of Axcan; 5. The implementation of the transaction contemplated in this agreement involves several complex steps including (i) the exchange of common shares of Axcan for money; (ii) the constitution of security over the assets of Axcan immediately after closing in order to allow for the financing needed by 4445660 Canada Inc. and its affiliates to proceed to closing, (iii) the termination of the 2002 executive stock option plan of Axcan; and (iv) the termination of the 2006 stock incentive plan of Axcan, which are all required to be performed in a timely and organized fashion; 6. It is therefore necessary, as more fully outlined in part VI of this Application, that the proposed transaction contemplated in this arrangement agreement be carried out through a plan of arrangement pursuant to Section 192 of the CBCA under the supervision of the Director appointed pursuant to the CBCA and of this Court;

- 4 - (b) The orders sought 7. The Applicant, therefore proposes to carry out an arrangement (the "Arrangement") under Section 192 of the CBCA, as amended, involving Axcan, 4445660 Canada Inc., the shareholders of Axcan, the holders of options to acquire common shares of Axcan and the holders of deferred share units and restricted share units of Axcan pursuant to which, among other things, (i) 4445660 Canada Inc. will acquire all of the issued and outstanding shares of Axcan; for a cash amount of US$23.35, less applicable withholdings if any, (ii) unexercised options to acquire common shares of Axcan granted under the executive stock option plan of Axcan will be acquired for a cash amount, if any, equal to the positive difference between the US$23.35 and the applicable exercise price, less applicable withholdings, if any; and (iii) all vested and unvested deferred share units and restricted share units issued under the 2006 stock incentive plan of Axcan will be deemed to be vested and cancelled against a payment to the holders thereof of a cash amount of US$23.35 per unit less applicable withholdings, if any; 8. Through its present application, Axcan seeks the following orders: (a) an interim order as outlined in its conclusions (the "Interim Order") determining: i) the information and notice to be provided to holders of common shares and options to acquire common shares of Axcan and to holders of deferred share units and restricted share units of Axcan (collectively, the "Axcan Securityholders"); ii) the manner in which Axcan shall hold and conduct a special meeting of the shareholders of Axcan (the "Special Meeting") for the purposes of, amongst others, considering and, if deemed advisable, passing a resolution to approve the proposed plan of arrangement (the "Arrangement Resolution"); iii) the holding of the vote of the shareholders of Axcan (the "Axcan Shareholders") and the approval threshold in connection with the Arrangement Resolution; iv) the appropriate dissent rights procedure; v) the notice requirements concerning the final hearing before this Court to approve the Arrangement; and

- 5 - (b) a final order as outlined in its conclusions approving the Arrangement; 9. The Applicant produces the following documents in support of its present Application: (a) a draft letter to the Axcan Shareholders from the Chairman of the Board of Axcan, a copy of which is attached hereto as Exhibit R 1; (b) a draft notice of the Special Meeting (the "Notice of Special Meeting"), a copy of which is attached hereto as Exhibit R 2; (c) a draft management information circular of Axcan together with its annexes (the "Management Circular"), a copy of which is attached hereto as Exhibit R 3; and (d) a draft form of proxy for Axcan Shareholders, copy of which is attached hereto, as Exhibit R 4 (Exhibits R 1 to R 4 being collectively referred to as the "Proxy Material"); II. THE PARTIES TO THE ARRANGEMENT (a) Axcan 10. Axcan was incorporated on October 1, 1993, under the CBCA; 11. Axcan, directly and through its subsidiaries, operates a business established in 1982 which develops and markets a broad line of prescription products to treat a range of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to pancreatic insufficiency; 12. Axcan currently employs 481 persons in 5 countries; 13. Axcan's authorized share capital consists of an unlimited number of common shares, 14,175,000 Series A preferred shares and 12,000,000 Series B preferred shares; 14. As of December 5, 2007, there were 55,374,561 common shares of Axcan (the "Axcan Common Shares") issued and outstanding. On that same date, there were options (the "Options") outstanding to acquire 2,631,246 Axcan Common Shares granted under Axcan’s 2002 executive stock option plan, as amended, supplemented or replaced from time to time (the "Stock Option Plan") or under Axcan’s 2006 stock incentive plan (the "Stock Incentive Plan") and a total of

- 6 - 220,975 deferred share units and restricted share units issued under the Stock Incentive Plan; 15. There are no Series A preferred shares and Series B preferred shares of Axcan issued or outstanding; 16. The Axcan Common Shares are listed and posted for trading on the Toronto Stock Exchange (under ticker symbol "AXP") and the NASDAQ Global Market (under ticker symbol "AXCA"); (b) TPG Partners V, L.P. 17. TPG Partners V, L.P. ("TPG") is one of the several funds managed by private equity firm TPG Capital, L.P.; 18. TPG Capital, L.P. manages several funds involved in various industry sectors carrying a value of over US$35 billion; 19. TPG’s affiliate, 4445660 Canada Inc., is the proposed purchaser of all of the issued and outstanding Axcan Common Shares under the proposed Arrangement; (c) Atom Intermediate Holdings, Inc. 20. Atom Intermediate Holdings, Inc. ("Atom Holdings") was incorporated on or around November 29, 2007 under the laws of the state of Delaware as an affiliate of TPG; 21. Atom Holdings was incorporated specifically to enter into the arrangement agreement which underlies the proposed Arrangement; (d) 4445660 Canada Inc. 22. 4445660 Canada Inc. ("Purchaser") was incorporated on November 7, 2007 under the Canada Business Corporations Act and is a wholly-owned subsidiary of Atom Holdings; 23. It is expected that Atom Holdings will assign its rights and obligations under the Arrangement Agreement to Purchaser prior to the presentation of the present Application at the interim level or shortly thereafter; 24. Purchaser was incorporated specifically to acquire all of the issued and outstanding Axcan Common Shares under the proposed Arrangement;

- 7 - III. THE PLAN OF ARRANGEMENT 25. The Arrangement, if approved by the Axcan Shareholders and by this Court, will result in Axcan being taken private and becoming a wholly-owned subsidiary of Purchaser, in the exercise or cashing out of unexercised Options under the Stock Option Plan, in the vesting and cashing out of all deferred share units, restricted share units and Options issued under the Stock Incentive Plan and in the termination of the Stock Incentive Plan; 26. Purchaser will permit persons who are (i) resident of Canada for purposes of the Income Tax Act, (ii) not exempt from tax under Part I of the Income Tax Act and (iii) registered owners of Axcan Common Shares and (iv) who satisfy certain other conditions set forth in the Management Circular, Exhibit R-3 and elect in respect of such Axcan Common Shares, by notice in writing to the Purchaser or Computershare Investor Services Inc. no later than 5:00 p.m. (Montréal Time) on the 15th business day prior to the anticipated effective date (as defined in paragraph 27 below) the alternative (the "Holdco Alternative") to sell the common shares of a holding company (the "Holdco Shares") which meets the requirements set forth in the Arrangement Agreement as summarized in the Management Circular under the heading "Holdco Alternative" (the "Qualifying Holdco"); 27. Pursuant to the Arrangement, the following events will occur in the following order beginning at a time to be determined by Axcan and the Purchaser (the "Effective Time") on the date shown on the certificate of arrangement to be issued by the Director appointed under the CBCA (the "Effective Date"): (a) at the Effective Time, each Option granted and outstanding immediately prior to the Effective Time, other than those held by the Purchaser or any of its affiliates, shall, without any further action by or on behalf of any holder of such Option, be deemed to be vested and transferred by the holder to Axcan and cancelled in exchange for a cash amount equal to US$23.35 less the exercise price in respect of such Option; (b) five minutes following the step contemplated in (a) above, the Axcan Common Shares held by the registered dissenting Axcan Shareholders in respect of which such dissenting Axcan Shareholders have exercised dissent rights and have not withdrawn their notice of dissent will be deemed to have been transferred to the Purchaser and such holders will cease to have any rights as

- 8 - shareholders other than the right to be paid the fair value of their Common Shares as set out in section IV below; (c) at the time of the step contemplated in (b) above and simultaneously with the transfer of Holdco Shares, if any, described in paragraph (d) below, each Axcan Common Share outstanding immediately prior to the Effective Time and not held by a dissenting Axcan Shareholder shall be transferred by the holder thereof to the Purchaser in exchange for a cash amount of US$23.35; (d) Simultaneously with the transfer of the Axcan Common Shares described in paragraph (c) above, all of the Holdco Shares outstanding immediately prior to the Effective Time of each Qualifying Holdco, if any, will be transferred by the holders thereof to the Purchaser in consideration for an amount equal to the product of US$23.35 and the total number of Axcan Common Shares beneficially owned by such Qualifying Holdco; (e) five minutes following the steps contemplated in (b), (c) and (d) above, all vested and unvested deferred share units issued pursuant to the Stock Incentive Plan will be deemed to be vested and will, without any further action by the holder of the deferred share unit, be cancelled and terminated and the holder will be entitled to receive from Axcan, in exchange therefor, a cash amount of US$23.35 per deferred share unit; and (f) at the time of the step contemplated in (e) above, all vested and unvested restricted share units issued pursuant to Axcan’s 2006 Stock Incentive Plan will be deemed to be vested and will, without any further action by the holder of the restricted share units, be cancelled and terminated and the holder thereof will be entitled to receive from Axcan, in exchange therefor, a cash amount of US$23.35 per restricted share unit; 28. All payments referred to in paragraph 26 are subject to applicable withholdings, if any; 29. The Plan of Arrangement also provides that none of the foregoing steps will occur or will be deemed to occur unless all of the foregoing steps occur;

- 9 - IV. DISSENT RIGHTS 30. The registered holders of Axcan Common Shares shall be entitled to exercise rights of dissent and appraisal in compliance with Section 190 of the CBCA as applied by the Interim Order, and to seek fair value for their Axcan Common Shares, provided that notwithstanding Section 190 of the CBCA, (i) the written objection to the special resolution pertaining to the Arrangement referred to in Section 190(5) of the CBCA must be received by Axcan no later than 5:00 p.m. (Montreal time) on the date that is one business day preceding the Special Meeting (rather than at or prior to the Special Meeting as provided by Section 190(5) of the CBCA) and (ii) the payment of the fair value of the shares in respect to which dissent rights are exercised shall be made by the Purchaser and not by Axcan as provided in Section 190(3) of the CBCA, the whole as set out in the Plan of Arrangement. 31. For the purpose of dissent proceedings, the "Court" referred to in Section 190 of the CBCA means the Superior Court of the Province of Quebec; 32. The dissent rights being provided to the registered holders of Common Shares of Axcan are summarized for the benefit of the Axcan Shareholders in the Management Circular attached hereto as Exhibit R-3; V. FAIRNESS AND STRATEGIC REASONS FOR THE PLAN OF ARRANGEMENT AND APPROVAL OF THE BOARD OF DIRECTORS 33. By resolution of the board of directors of Axcan (the "Board of Directors") dated November 29, 2007, the arrangement agreement which contemplates the proposed Arrangement (the "Arrangement Agreement") was unanimously approved as being fair to and in the best interests of Axcan Shareholders and the directors of Axcan recommended that the Axcan Shareholders vote in favour of the Arrangement Resolution; 34. In evaluating and approving the Arrangement Agreement, the Board of Directors of Axcan considered a series of factors, including the following: (a) the Arrangement is the result of a proactive and extensive review process of Axcan’s strategic alternatives and in particular, of a broad and actively-managed confidential process to solicit proposals to acquire Axcan from a number of potentially interested parties such as, for instance, large pharmaceutical corporations and financial sponsors;

- 10 - (b) the fairness opinion issued by Merrill Lynch, Pierce, Fenner & Smith, Incorporated to the effect that the consideration to be received by the Axcan Shareholders is fair from a financial point of view to the Axcan Shareholders. A copy of the said fairness opinion dated November 29, 2007, is attached hereto as Exhibit R 5; (c) the fact that the consideration offered represents a premium of approximately 28% over the last trading price of the Axcan Common Shares on NASDAQ on November 28, 2007, the last trading day prior to the public announcement of the proposed transaction on November 29, 2007; (d) the fact that the consideration offered represents a premium of approximately 32% over the one-week average trading price on NASDAQ prior to November 29, 2007 and a premium of approximately 9% over the 52-week high trading price as of November 28, 2007; 35. The Board of Directors also relied on other factors mentioned in the Management Circular, Exhibit R-3 in evaluating and approving the Arrangement Agreement; VI. IMPRACTICABILITY 36. The proposed transaction qualifies as an arrangement under Section 192 of the CBCA in that it includes an exchange of securities of Axcan for money pursuant to subsection 192(1)(f) and a going private transaction pursuant to section (1)(f.1); 37. In addition, it is not practicable to effect the proposed transaction other than through an arrangement pursuant to Section 192 of the CBCA for the following reasons: (a) the complexity of the proposed transaction which is due, among other factors, to the underlying tax planning and to the fact that the acquisition contemplated by the Purchaser through the proposed transaction involves a financing which will be secured by assets of Axcan concurrently with closing; (b) the need to have all elements of the proposed transaction occur on the same day and in the correct order, especially in view of the necessity for the Purchaser to provide security over the assets of Axcan concurrently with closing;

- 11 - (c) the need to provide for dissent rights as described above which cannot be contemplated in any way other than through a plan of arrangement and an order of this Court; (d) the need to provide for the termination of the Stock Incentive Plan and to allow holders of Option to acquire Axcan Common Shares an opportunity to be heard by this Court if they deem it necessary; (e) proceeding through an arrangement allows for a Holdco Alternative which may provide tax advantages for those qualifying Axcan Shareholders who elect to proceed through the Holdco Alternative; VII. SOLVENCY OF AXCAN 38. Axcan is not insolvent within the meaning of Section 192(2) of the CBCA or otherwise, as it is able to pay its liabilities as they become due and the realizable value of its assets exceeds the aggregate of its liabilities and stated capital, the whole as clearly appears from a copy of the last audited financial statements of Axcan attached hereto as Exhibit R-6; VIII. PROPOSAL TO OBTAIN THE APPROVAL OF AXCAN SHAREHOLDERS 39. It is proposed that the Axcan Shareholders vote as a single class at the Special Meeting; 40. Axcan proposes to convene the Special Meeting on January 25, 2008, for the purpose of authorizing, inter alia, the Arrangement; 41. For the purpose of calling and holding the Special Meeting, it is proposed that: (a) notice of the Special Meeting called to consider the Arrangement, and any adjournment or postponement of it where additional notice is required by law, be given to the Axcan Shareholders, holders of Options to acquire Axcan Common Shares and holders of deferred share units and restricted share units of Axcan (together the "Axcan Securityholders"), by pre-paid ordinary mail, personal delivery or facsimile transmission to the addresses as they appear on the books and records of Axcan at the close of business (Montreal time) on the business day preceding the day on which notice of the Special Meeting is given to Axcan Securityholders

- 12 - pursuant to Section 134(2)(a)(i) of the CBCA, such record date being on December 21, 2007 (the "Record Date"); (b) the notice of Special Meeting be accompanied by forms of proxy substantially in the form produced as Exhibit R 4 in support of the present Application; and (c) at least 2 persons present at the Special Meeting and holding or representing by proxy not less than 25% of the outstanding Axcan Common Shares will constitute a quorum for the Special Meeting, as provided by the by laws of Axcan, copy of which is attached hereto as Exhibit R-7; (d) the Special Meeting shall otherwise be called, held and conducted in accordance with the Notice of Special Meeting, the provisions of the CBCA, the articles and by laws of Axcan, the rulings and directions of the Chair of the Special Meeting and the Interim Order sought herein; 42. As to the level of shareholder approval of the Arrangement, Axcan will seek the approval of the Arrangement by resolution passed by the affirmative vote of not less than 66 2/3% of the total votes cast on the Arrangement Resolution by the Axcan Shareholders present in person or by proxy at the Special Meeting; IX. INTERIM AND FINAL ORDERS BINDING ON THE AXCAN SHAREHOLDERS 43. Given the large number of Axcan Securityholders, Applicant requests from this Court to be dispensed from describing at length the names of the Axcan Securityholders in the description of the impleaded parties and that all Axcan Securityholders be deemed parties to the present proceedings as if described as mis-en-cause in the heading of the present Application; 44. Applicant requests that Axcan Securityholders be validly served with the present proceedings by delivery of the present Application, without the exhibits and of the Interim Order, en liasse, as an Appendix to the Management Circular attached hereto as Exhibit R 3, by mail, delivery or facsimile transmission to Axcan Securityholders as of the Record Date at the addresses appearing in the lists of Axcan Shareholders and of holders of Axcan Options, deferred share units and restricted share units of Axcan updated as at the Record Date; 45. Applicant requests that any Axcan Securityholders wishing to appear on the Application for Final Order in the present proceedings be required to file an

- 13 - appearance on or before January 10, 2008, and if such appearance is with the view to contesting the Application, that any such Securityholders be required to file a written contestation, supported as to the facts by affidavit(s) and exhibit(s), if any, on or before January 15, 2008, without which such contestation an appearing Axcan Securityholder shall not be permitted to contest the Application; 46. Subject to the foregoing, the Final Order of this Court shall be binding on all Axcan Securityholders; X. PRACTICAL CONSIDERATIONS 47. The exhibits attached in the present Application contain information which is not yet public and therefore not known to all Axcan Shareholders; 48. Since Axcan will only distribute the Proxy Material following the issuance of the Interim Order sought herein, there will be a period of time during which information which is not yet known to the general public will be accessible through the Court record; 49. As a result, unless this Court renders a conclusion protecting the confidentiality of the exhibits produced in the Court record, a person may acquire information which is not known to the market simply by consulting the Court record; 50. Axcan therefore seeks a conclusion in the Interim Order to be rendered by this Court directing that the attached exhibits be maintained confidential and under seal until further Order from this Court; WHEREFORE, THE APPLICANT PRAYS THIS HONOURABLE COURT: A) ON THE INTERIM APPLICATION: As to the meeting ORDER that Axcan is authorized and directed to call, hold and conduct a special meeting (the "Special Meeting") of the registered holders of Axcan common shares (the "Axcan Common Shares") to be held in Montreal, Quebec, on January 25, 2008, to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution") to approve an arrangement substantially as contemplated in the plan of arrangement (the "Plan of Arrangement"), attached as Appendix to the draft management information circular of Axcan (the "Management Circular") produced as Exhibit R 3;

- 14 - ORDER that the Special Meeting shall be called, held and conducted in accordance with the notice of special meeting of Axcan Shareholders produced as Exhibit R 2 (the "Notice of Special Meeting"), the CBCA, the articles and by-laws of Axcan, the terms of this Interim Order, any further Order of this Court, and the rulings and directions of the Chair of the Special Meeting, and, to the extent of any inconsistency or discrepancy between this Interim Order and the articles and/or by-laws of Axcan, this Interim Order shall govern; As to the record date for notice ORDER that, provided that the Notice of Special Meeting is issued during the week of the 24th day of December, the record date for determination of registered holders of Axcan Common Shares entitled to receive the Notice of Special Meeting, Management Circular and forms of proxy (collectively referred to as the "Proxy Material") shall be December 21, 2007 (the "Record Date") in application of Section 134(2)(a)(ii) of the CBCA; As to the notice of meeting ORDER that the Proxy Material, with such amendments or additional documents as counsel for Axcan may advise are necessary or desirable and as are not inconsistent with the terms of this Interim Order or the Plan of Arrangement, and a copy of this Interim Order, shall be sent to: (a) the holders of Axcan Common Shares of record at the close of business on the Record Date, being at least twenty-one days prior to the date of the Special Meeting, excluding the date of mailing, delivery or transmittal and the date of the Special Meeting and to the holders of options to acquire Common Shares of Axcan and holders of deferred share units and restricted share units of Axcan (hereinafter collectively the "Axcan Securityholders"), by one or more of the following methods: (i) by first class prepaid mail, addressed to each registered holder of Axcan Common Shares at his, her or its address registered on the common share register of Axcan and each holder of options to acquire Common Shares of Axcan (herein after the "Axcan Options") at his, her or its address recorded on the records of Axcan; (ii) by delivery in person or by recognized courier service to the addresses specified in subparagraph (i) above;

- 15 - (iii) in the case of non-registered holders of Axcan Common Shares, by delivering multiple copies to intermediaries and registered nominees as they are defined in National Instrument 54-101 to facilitate distribution to non-registered holders of Axcan Common Shares, the whole in accordance with National Instrument 54-101; or (iv) by facsimile transmission to any registered holder of Axcan Common Shares or holder of Axcan Options identifying himself, herself or itself to the satisfaction of Axcan and acting through its representatives, who requests such facsimile transmission and, if required by Axcan, is prepared to pay the charges for such facsimile transmission; (b) the directors and auditors of Axcan, and the Director, by mailing the Proxy Material by first class prepaid mail addressed to such persons, or by delivery, in person or by recognized courier service, or by facsimile transmission at least twenty-one days prior to the date of the Special Meeting, excluding the date of mailing and the date of the Special Meeting; (c) and, at the election of Axcan, to holders of options to acquire Axcan Common Shares and holders of deferred share units and restricted share units of Axcan, through e-mail or through Axcan’s Intranet; As to deemed receipt of meeting materials and service of the application and the interim order ORDER that the Proxy Material shall be deemed, for the purposes of this Interim Order, to have been received by, and the application and this Interim Order to have been served on Axcan Securityholders: (a) in the case of mailing, three days after delivery thereof to the post office; (b) in the case of delivery in person, upon receipt thereof at the intended recipient’s address or, in the case of delivery by courier, one business day after receipt by the courier; and (c) in the case of facsimile transmission, upon the transmission thereof; (d) in the case of e-mail or transmission through Axcan’s Intranet, upon the transmission thereof;

- 16 - As to permitted attendees ORDER that the only persons entitled to attend the Special Meeting shall be: (a) the holders of Axcan Common Shares or their respective proxyholders in each case entitled to vote at the Special Meeting; (b) the holders of Axcan Options; (c) Axcan's officers, directors, auditors and advisors; (d) representatives of TPG Partners V, L.P., 4445660 Canada Inc. and Atom Intermediate Holdings, Inc.; (e) the Director; and (f) other persons with the permission of the Chair of the Special Meeting; and that the only persons entitled to vote at the Special Meeting on the Arrangement Resolution shall be the registered Axcan Shareholders as at the close of business on the Record Date, or their respective proxyholders; ORDER that the accidental omission to give notice of the Special Meeting, or the non-receipt of such notice, shall not invalidate any resolution passed or proceedings taken at the Special Meeting and shall not constitute a breach of this Interim Order; As to quorum and voting ORDER that the quorum required at the Special Meeting shall be 2 holders of Axcan Common Shares present in person or by proxy, and holding or representing at least 25% of the Axcan Common Shares and who are entitled to attend and vote at the Special Meeting; ORDER that the Special Meeting shall be a single meeting of Axcan Shareholders who shall vote as a single class on the Arrangement Resolution; ORDER that votes shall be taken at the Special Meeting on the basis of one vote per Axcan Common Share, subject to further order of this Court, the vote required to pass the Arrangement Resolution shall be the affirmative vote of not less than 66 2/3% of the votes cast in respect of that

- 17 - resolution by the Axcan Shareholders present or represented by proxy at the Special Meeting; As to adjournment of meeting and amendments ORDER that Axcan, if it deems advisable, is specifically authorized to adjourn or postpone the Special Meeting on one or more occasions, without the necessity of first convening the Special Meeting or first obtaining any vote of Axcan Shareholders respecting the adjournment or postponement subject to the terms of the Arrangement Agreement; ORDER that Axcan is authorized to make such amendments, revisions or supplements to the Plan of Arrangement as it may determine, without any additional notice to the Axcan Shareholders, subject to the terms of the Arrangement Agreement and the Plan of Arrangement as so amended, revised or supplemented shall be the Plan of Arrangement submitted to the Special Meeting and the subject of the Arrangement Resolution; As to scrutineers ORDER that the scrutineers for the Special Meeting shall be Computershare Investor Services Inc. (acting through its representatives for that purpose) and the duties of the scrutineers shall include: (a) invigilating and reporting to the Chair on the deposit and validity of the proxies; (b) reporting to the Chair on the quorum of the Special Meeting; (c) reporting to the Chair on the polls taken or ballots cast at the Special Meeting; and (d) providing to Axcan and to the Chair written reports on matters related to their duties; As to proxies ORDER that Axcan is authorized to use the forms of proxy, in substantially the same form as Exhibit R 4, subject to Axcan's ability to insert dates and other relevant information in the final forms of proxy, and Axcan is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine;

- 18 - ORDER that the procedure for the use of proxies at the Special Meeting shall be as set out in the Management Circular; ORDER that Axcan may in its discretion waive generally the time limits for the deposit of proxies by the Axcan Shareholders, if Axcan deems it advisable to do so; As to dissent rights ORDER that the registered holders of Axcan Common Shares shall be entitled to exercise rights of dissent and appraisal in compliance with Section 190 of the CBCA as applied by the Interim Order, and to seek fair value for their Axcan Common Shares, provided that any such holder who wishes to dissent must give a written notice objecting to the Arrangement Resolution so as to be received prior to 5:00 p.m. (Montreal time) on the date that is one business day preceding the Special Meeting (rather than at or prior to the Special Meeting as provided by Section 190(5) of the CBCA) as set out in the Plan of Arrangement. For the purpose of these proceedings, the "Court" referred to in Section 190 of the CBCA means the Superior Court of the Province of Quebec; ORDER that any payment to be made for shares in respect of which dissent rights are exercised shall be made by 4445660 Canada Inc. and not by Axcan; As to service of court proceedings ORDER that Axcan shall include in the Proxy Material, as Appendices to the Management Circular, a copy this Interim Order and of the Application, without the exhibits, (collectively the "Court Materials"), and that the Court Materials shall be deemed to have been received by and served upon the Axcan Securityholders at the times specified above as to service of the application and the Interim Order, whether those persons reside within Quebec or within another jurisdiction; ORDER that sending the Court Materials in accordance with this Interim Order shall constitute good and sufficient service of such Court Materials upon all persons who are entitled to receive such Court Materials pursuant to this Interim Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings; ORDER that Axcan shall make proof of service with an affidavit to the effect that the Court Materials were sent in accordance with this Interim

- 19 - Order to which shall be annexed the lists of Axcan Securityholders to whom such Court Materials were sent; ORDER that the Axcan Securityholders (and any transferee of Axcan Common Shares after the Record Date) and all other persons served in accordance with this Interim Order shall be parties to the application and shall be bound by the orders and findings of this Court in the application; As to sanction hearing ORDER that, upon the approval by the Axcan Shareholders of the Arrangement Resolution in the manner set forth in this Interim Order, Axcan may apply to this Court for a final order as set out below (the "Final Order"); ORDER that such Application for a Final Order be presented on January 28, 2008, before the Quebec Superior Court, District of Montreal, sitting at the Montréal Courthouse at 1 Notre-Dame Street East, in the City of Montréal, in room 16.12 at 9:00 a.m. or so soon thereafter as counsel may be heard; ORDER the Master of the Rolls of the Superior Court, Commercial Division, to include the Application for a Final Order on the Roll of the Commercial Division of the Superior Court in Room 16.12 of the Montreal Courthouse for January 28, 2008; ORDER that any Axcan Securityholder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order; ORDER that any person seeking to appear at the hearing of the application for the Final Order shall: (a) file into the Court record, and serve on Axcan’s counsel of record, an Appearance on or before January 10, 2008; (b) if the appearance is with a view to contesting the application for Final Order, serve on Axcan's counsel of record and file into the Court record, on or before January 15, 2008, a written contestation, supported as to the facts by affidavit(s), and exhibit(s) if any, without which such contestation the appearing person shall not be admitted to contest the application for Final Order;

- 20 - As to variance ORDER that Axcan shall be entitled, at any time, to seek leave to vary this Interim Order; As to procedural matters DISPENSE Axcan, for the purpose of the Interim Order only, from any obligation to serve upon or provide any other from of notice to any person of the presentation of the Motion for Interim and Final Order with respect to a Plan of Arrangement; DECLARE that Axcan is entitled, at any time, to seek leave to vary the Interim Order to be rendered by this Court; ORDER provisional execution of the Interim Order to be rendered by this Court notwithstanding appeal and without the necessity of furnishing security; ORDER that the contents of the exhibits attached to the present Application for Interim and Final Order with respect to an Arrangement be maintained confidential and under seal in the Court record until further Order from this Court; B) ON THE FINAL APPLICATION: GRANT the application; DECLARE the Plan of Arrangement, as submitted to and voted on by the Axcan Shareholders, duly adopted in accordance with the directions given by this Court on the Interim Order; DECLARE that such Plan of Arrangement conforms with the requirements of the CBCA; DECLARE that such Plan of Arrangement is fair and reasonable to Axcan Shareholders; ORDER that such Plan of Arrangement be and is hereby approved; ORDER provisional execution of the Final Order to be rendered by this Court notwithstanding appeal.

- 21 - MONTREAL, December 19, 2007 (S) Stikeman Elliott LLP TRUE COPY STIKEMAN ELLIOTT LLP STIKEMAN ELLIOTT LLP Attorneys for the Applicant Axcan Pharma Inc.

AFFIDAVIT I, the undersigned, Michael Tarnow, in my capacity as a director of Axcan Pharma Inc., residing and domiciled at 191 Commonwealth Avenue, Boston, Commonwealth of Massachusetts, USA, do solemnly affirm as follows: 1. I am a director of Axcan Pharma Inc.; 2. All the facts stated in the present Application for Interim and Final Orders with respect to an Arrangement are true. AND I HAVE SIGNED: (S) Michael Tarnow MICHAEL TARNOW SOLEMNLY AFFIRMED before me in Boston this 19th day of December 2007 (S) Notary public for the Commonwealth of Massachusetts Notary Public for the Commonwealth of Massachusetts TRUE COPY STIKEMAN ELLIOTT LLP

NOTICE OF PRESENTATION TO: THE DIRECTOR IN CHARGE OF THE CANADA BUSINESS CORPORATIONS ACT Complex Jean-Edmonds South 9th Floor 365 Laurier Avenue West Ottawa, Ontario Attention: Mr. Christopher Burrell Mrs. Michelle Normandeau TAKE NOTICE that the foregoing Application for Interim Order with respect to an Arrangement will be presented for adjudication at the interim level before one of the Honourable Judges of this Court, sitting in commercial division, in and for the District of Montreal, at the Montreal Court House, 1 Notre-Dame Street East, Montreal, Quebec, in Room 16.12, on December 20, 2007, at 9:00 a.m., or so soon thereafter as counsel may be heard. DO GOVERN YOURSELVES ACCORDINGLY. MONTREAL, December 19, 2007 (S) Stikeman Elliott LLP TRUE COPY STIKEMAN ELLIOTT LLP STIKEMAN ELLIOTT LLP Attorneys for the Applicant Axcan Pharma Inc.

QUESTIONS AND FURTHER ASSISTANCE

        If you have any questions about the information contained in this Circular or require assistance in completing your proxy form, please contact one of Axcan's proxy solicitation agents, at:

KINGSDALE SHAREHOLDER SERVICES INC.	MACKENZIE PARTNERS, INC.
Kingsdale Shareholder Services Inc. The Exchange Tower 130 King Street West Suite 2950, P.O. Box 361 Toronto, Ontario Canada M5X 1E2	MacKenzie Partners, Inc. 105 Madison Avenue New York, New York 10016

Any questions and requests for assistance by
Shareholders resident in Canada or other countries
outside the U.S. should be directed to
Kingsdale Shareholder Services Inc.
at the telephone numbers set out below:	Any questions and requests for assistance by Shareholders resident in the U.S. should be directed to MacKenzie Partners, Inc. at the telephone numbers set out below:
Toll Free Telephone in Canada:	Toll Free Telephone in the United States:
(800) 775-3159 (English/French) (416) 867-2272 (Collect) Contactus@kingsdaleshareholder.com	(800) 322-2885 (212) 929-5500 (Collect) Axcan@mackenziepartners.com

QuickLinks

AXCAN PHARMA INC. NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TABLE OF CONTENTS
INFORMATION CONTAINED IN THIS CIRCULAR
NOTICE TO UNITED STATES SHAREHOLDERS
GENERAL STATEMENTS
FORWARD-LOOKING STATEMENTS
SUMMARY
INFORMATION CONCERNING THE MEETING AND VOTING
BACKGROUND TO AND REASONS FOR THE ARRANGEMENT
PARTICULARS OF THE ARRANGEMENT
SUMMARY OF ARRANGEMENT AGREEMENT
HOLDCO ALTERNATIVE
PRINCIPAL LEGAL MATTERS
INFORMATION CONCERNING AXCAN
INFORMATION CONCERNING THE PURCHASER
MARKET PRICE AND TRADING VOLUME DATA
MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
DISSENTING SHAREHOLDERS RIGHTS
EXPENSES OF THE ARRANGEMENT
BENEFIT FROM THE ARRANGEMENT
INFORMATION CONCERNING VOTING AT THE MEETING
PROCEDURES FOR THE SURRENDER OF SHARE CERTIFICATES AND PAYMENT
RISK FACTORS
ADDITIONAL INFORMATION
GLOSSARY OF TERMS
APPROVAL OF AXCAN
CONSENT OF STIKEMAN ELLIOTT LLP
CONSENT OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
APPENDIX A ARRANGEMENT RESOLUTION
APPENDIX B PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT ARTICLE 1 INTERPRETATION
ARTICLE 2 THE ARRANGEMENT
ARTICLE 3 RIGHTS OF DISSENT
ARTICLE 4 CERTIFICATES AND PAYMENTS
ARTICLE 5 AMENDMENTS
ARTICLE 6 FURTHER ASSURANCES
APPENDIX C MERRILL LYNCH OPINION
APPENDIX D SECTION 190 OF THE CBCA
APPENDIX E COURT DOCUMENTATION
QUESTIONS AND FURTHER ASSISTANCE